UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D/A

Amendment No. 3

Under the Securities Exchange Act of 1934

Höegh LNG Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

Y3262R 100
(CUSIP Number)

Höegh LNG Holdings Ltd.

Canon’s Court

22 Victoria Street

Hamilton, HM 12, Bermuda

with a copy to:

Catherine S. Gallagher

Baker Botts L.L.P.

700 K Street NW

Washington, DC 20001

Telephone: (202) 639-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2020
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13 D/A

CUSIP NO. Y3262R 100

1		NAME OF REPORTING PERSON Höegh LNG Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,257,498 Common Units*
	8	SHARED VOTING POWER 0 Common Units
	9	SOLE DISPOSITIVE POWER 15,257,498 Common Units*
	10	SHARED DISPOSITIVE POWER 0 Common Units
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,257,498 Common Units*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8% **
14		TYPE OF REPORTING PERSON CO

*       Includes 13,156,060 common units representing limited partner interests (“Common Units”) that were issued, effective August 16, 2019, upon the one-to-one conversion of all the issued and outstanding subordinated units representing limited partner interests (“Subordinated Units”) upon the expiration of the subordination period as defined and set forth in the Second Amended and Restated Agreement of Limited Partnership of Höegh LNG Partners LP (the “Partnership” or the “Issuer”). Höegh LNG Holdings Ltd. is also the indirect beneficial owner of the non-economic general partner interest in the Partnership.

**       Calculation of percentage based on a total of 33,286,284 Common Units issued and outstanding as of June 16, 2020.

The Reporting Person is hereby filing this Amendment No. 3 to Schedule 13D (this “Amendment”) to report the pledge of 15,257,498 Common Units by Höegh LNG Holdings Ltd., a Bermuda exempt company limited by shares (“Höegh LNG” or the “Reporting Person”), pursuant to a Pledge Agreement, dated March 27, 2020, between Höegh LNG, as pledgor, and Danske Bank A/S, as collateral agent (the “Pledge Agreement”), in connection with the Facility Agreement, dated March 27, 2020, among (i) Höegh LNG, as borrower, (ii) ABN AMRO Bank N.V., Oslo Branch, Danske Bank A/S and Nordea Bank Abp, filial i Norge, as mandated lead arrangers and bookrunners, (iii) the financial institutions listed in Schedule 1 thereto, as lenders (the “Lenders”), and (iv) Danske Bank A/S, as agent and security agent (the “Facility Agreement”). The aggregate number of Common Units deemed to be beneficially owned by Höegh LNG has not changed from the Schedule 13D/A filed by the Reporting Person with the U.S. Securities and Exchange Commission (the "Commission") on September 23, 2019. Pursuant to the Pledge Agreement, Höegh LNG has also pledged its 100% ownership interest in Höegh LNG GP LLC, a Marshall Islands limited liability company and the general partner of the Partnership (the “General Partner”).

Item 1. Security and Issuer

This Amendment is being filed with respect to the Common Units. The Partnership has its principal executive offices at Wessex House, 5th Floor, 45 Reid Street, Hamilton, HM 12, Bermuda.

Item 2. Identity and Background

(a)       This Amendment is being filed by Höegh LNG Holdings Ltd., a Bermuda exempt company limited by shares.

(b)       The principal business address of the Reporting Person is Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.

(c)       The principal business of the Reporting Person is to provide floating liquefied natural gas (“LNG”) services under long-term contracts. Höegh LNG owns and operates floating storage and regasification units that act as floating LNG import terminals and LNG carriers that transport LNG to its markets. Höegh LNG owns 100% of the General Partner. The name, business address, present principal occupation and citizenship of each director and executive officer of Höegh LNG (the “Covered Individuals”) are set forth on Exhibit A to this Amendment, which is incorporated herein by reference. Unless otherwise indicated, the present principal occupation of each person is with Höegh LNG.

(d)       In the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Covered Individual has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       In the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Covered Individual has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)        Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

Issuance of Units at IPO

In connection with the formation of the Partnership on April 28, 2014, Höegh LNG made a contribution to the capital of the Partnership of $1,000 and was admitted as the initial limited partner and the General Partner was admitted as the general partner of the Partnership. Prior to the initial public offering of the Partnership (the “IPO”), a wholly-owned subsidiary of Höegh LNG assigned or transferred capital stock and other equity interests in certain of Höegh LNG’s wholly and partially owned subsidiaries that had interests in the Neptune, the Cape Ann and the PGN FSRU Lampung to a wholly-owned subsidiary of the Partnership as capital contributions. In connection with the IPO and pursuant to the First Amended and Restated Agreement of Limited Partnership of the Partnership, dated August 12, 2014, the Partnership redeemed Höegh LNG’s initial limited partner interest and issued to Höegh LNG (A) 2,116,060 Common Units, representing a 8.0% limited partner interest in the Partnership and (B) 13,156,060 Subordinated Units, representing a 50.0% limited partner interest in the Partnership. On August 12, 2014, the Partnership sold 11,040,000 Common Units (including 1,440,000 Common Units sold pursuant to the exercise in full by the underwriters of their option to purchase additional Common Units) in the IPO pursuant to an underwriting agreement dated August 7, 2014 among the Partnership, Höegh LNG, the General Partner and Höegh LNG Partners Operating LLC and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, as representatives of the several underwriters named therein. The Common Units were registered under the Exchange Act on August 4, 2014.

In connection with the IPO, certain Covered Individuals acquired with personal funds, beneficial ownership of Common Units through the Partnership’s directed unit program at the initial public offering price of $20.00 per unit.

Conversion of Subordinated Units

The Partnership's Second Amended and Restated Agreement of Limited Partnership, dated October 5, 2017 (the “Partnership Agreement”), provided that the Subordinated Units owned by Höegh LNG would convert into Common Units two business days after the Partnership met certain financial tests set forth in the Partnership Agreement. These financial tests required the Partnership to have earned and paid a minimum quarterly distribution on all of the outstanding units for three consecutive, non-overlapping four-quarter periods. On August 14, 2019, the Partnership paid the final distribution required to satisfy the financial tests. On August 16, 2019, all 13,156,060 Subordinated Units converted into Common Units on a one-for-one basis for no additional consideration, and Höegh LNG became the beneficial owner of 13,156,060 additional Common Units.

Phantom Unit Program

Additionally, the Reporting Person has granted, for no consideration, an aggregate of 14,622 Common Units from the Reporting Person to certain of its employees (including certain Covered Individuals) pursuant to the Reporting Person’s previously announced phantom unit award program.

Item 4. Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

The Reporting Person acquired the Common Units (and made the original acquisition of the Subordinated Units) for investment purposes and in order to effect the IPO. The Reporting Person at any time and from time to time may acquire additional Common Units or dispose of any or all of Common Units that it owns depending upon an ongoing evaluation of the investment in the Common Units, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Under the Limited Liability Company Agreement of the General Partner, dated April 14, 2014 (the “General Partner LLC Agreement”), the Reporting Person has the right to designate the individuals that serve on the board of directors of the General Partner. The General Partner, in turn, has the right to appoint three of the seven directors of the Partnership. Through the right to appoint the board of directors of the General Partner, the Reporting Person has the ability to influence the management, policies and control of the Partnership with the aim of increasing the value of the Partnership, and thus of the Reporting Person’s investment.

Except as disclosed herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) – (b) The aggregate number and percentage of Common Units beneficially owned by the Reporting Person (on the basis of a total of 33,286,284 Common Units issued and outstanding as of June 16, 2020) are as follows:

Amount beneficially owned: 15,257,498	Percentage: 45.8%

Number of Common Units to which the Reporting Person has:

i.	Sole power to vote or to direct the vote:	15,257,498
ii.	Shared power to vote or to direct the vote:	0
iii.	Sole power to dispose or to direct the disposition of:	15,257,498
iv.	Shared power to dispose or to direct the disposition of:	0

In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Sveinung J.S. Støhle	15,915	*
Morten W. Høegh	441,037	1.3%**
Leif O. Høegh	441,037	1.3%**
Andrew Jamieson	8,537	*
Ditlev Wedell-Wedellsborg	16,210	*

*       Less than 1% of the class beneficially owned.

**       Morten W. Høegh and Leif O. Høegh may be deemed to have shared beneficial ownership of 441,037 Common Units through direct and indirect ownership interests in Leif Höegh & Co Ltd. Morten W. Høegh has an indirect minority ownership and voting interest in Fraternitas AS, which beneficially owns 50,000 Common Units. If the Common Units owned by Fraternitas AS were deemed to be beneficially owned by Morten W. Høegh, then he would share beneficial ownership of a total of 491,037 common units, or 1.5% of the Common Units issued and outstanding as of June 16, 2020.

(c)       Except as described herein, neither the Reporting Person nor, to the Reporting Person’s knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)       The Reporting Person has the right to receive distributions from, and the proceeds from the sale of, the Common Units reported on the cover page of this Amendment and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Items 2 and 3 above is incorporated herein by reference.

Partnership Agreement

General Partner’s Right to Appoint Directors

The Partnership’s board of directors consists of seven members, three of which are appointed by the General Partner (“Appointed Directors”) and four of which are elected by holders of the Common Units (“Elected Directors”). Appointed Directors serve as directors for terms determined by General Partner. Elected Directors are divided into four classes serving staggered four-year terms.

Voting Restrictions

The Partnership Agreement provides that, if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and are not considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to the board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The General Partner, its affiliates (including Höegh LNG) and persons who acquire Common Units with the prior approval of the board of directors are not subject to the 4.9% limitation except with respect to voting their Common Units in the election of the Elected Directors.

Registration Rights

Under the Partnership Agreement, the Partnership agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units or other partnership interests proposed to be sold by the General Partner or any of its affiliates (including Höegh LNG) or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of the General Partner as the general partner of the Partnership. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Limited Call Right

Under the Partnership Agreement, if, at any time, the General Partner and its affiliates own more than 80% of the Common Units then outstanding, the General Partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining Common Units at a price equal to the greater of (1) the average of the daily closing prices of the Common Units over the consecutive 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest price paid by the General Partner or any of its affiliates for Common Units during the 90-day period preceding the date such notice is first mailed.

General Partner LLC Agreement

Under the General Partner LLC Agreement, the Reporting Person has the right to designate the individuals that serve on the board of directors of the General Partner.

To the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Partnership.

References to, and descriptions of, the Partnership Agreement as set forth in this Amendment are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 1.2 to the Partnership’s Annual Report on Form 20-F, filed with the Commission on April 3, 2020, which is incorporated by reference herein in its entirety. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Amendment are qualified in their entirety by reference to the General Partner LLC Agreement filed as Exhibit 3.4 to the Partnership’s Registration Statement on Form F-1, filed with the Commission on July 3, 2014 (File No. 333-197228), which is incorporated by reference herein in its entirety.

Facility Agreement

Pursuant to the Facility Agreement, the Lenders have agreed to provide to Höegh LNG a revolving loan facility in the amount of up to $80.0 million.  In connection with the Facility Agreement, Höegh LNG entered into the Pledge Agreement pursuant to which 15,257,498 Common Units were pledged as security for Höegh LNG's obligations under the Facility Agreement. Pursuant to the Pledge Agreement, Höegh LNG has also pledged its 100% ownership interest in the General Partner (such interest, together with the Common Units pledged pursuant to the Pledge Agreement, the “Securities Collateral”).

Pursuant to the terms of the Pledge Agreement, upon the occurrence and during the continuation of an event of default, a Lender may exercise certain remedies including the right to sell or otherwise dispose of the Securities Collateral.  Höegh LNG has retained the right to vote its Common Units for any purpose not inconsistent with the Pledge Agreement or the Facility Agreement, except upon the occurrence and during the continuation of an event of default.  The Facility Agreement contains conditions, representations and warranties, covenants (including loan to value requirements), mandatory prepayment events, facility adjustment events, events of default and other provisions customary for a facility of this nature.

In connection with the Facility Agreement and Pledge Agreement, the Issuer entered into an Issuer Acknowledgment in favor of the collateral agent.  Pursuant to the Issuer Acknowledgment, the Issuer has agreed to, among other things, (i) note on its books, and to cause the transfer agent for the Common Units to note in its books, the pledge of the Securities Collateral, (ii) comply with instructions of the collateral agent with respect to the Securities Collateral, (iii) notify the collateral agent upon obtaining knowledge of any lien on the Securities Collateral other than the lien pursuant to the Pledge Agreement, (iv) following its receipt of a notice from the collateral agent stating that it is exercising exclusive control of the Securities Collateral, not to comply, and to instruct the transfer agent not to comply, with any instructions or orders regarding the Securities Collateral from any person other than the collateral agent or a court of competent jurisdiction and (v) not remove, and not to instruct the transfer agent to remove, any restrictive legends on the Securities Collateral, without the prior written consent of the collateral agent.

The Pledge Agreement and Facility Agreement are attached as Exhibits E and F, respectively, and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Directors and Executive Officers of Höegh LNG Holdings Ltd.

Exhibit B	Second Amended and Restated Agreement of Limited Partnership of Höegh LNG Partners LP, dated October 5, 2017 (filed as Exhibit 1.2 to the Partnership’s Annual Report on Form 20-F, filed with the Commission on April 3, 2020 and incorporated by reference herein in its entirety).

Exhibit C	Limited Liability Company Agreement of Höegh LNG GP LLC (filed as Exhibit 3.4 to the Partnership’s Registration Statement on Form F-1, filed with the Commission on July 3, 2014 (File No. 333-197228) and incorporated by reference herein in its entirety).

Exhibit D	Höegh LNG Holdings Ltd. Form Phantom Unit Agreement (filed as Exhibit 4.5 to the Partnership’s Registration Statement on Form S-8, filed with the Commission on June 3, 2016 (File No. 333-211840) and incorporated by reference herein in its entirety).

Exhibit E	Pledge Agreement, dated March 27, 2020, between Höegh LNG Holdings Ltd., as pledgor, and Danske Bank A/S, as collateral agent.

Exhibit F	Facility Agreement, dated March 27, 2020, among (i) Höegh LNG Holdings Ltd., as borrower, (ii) ABN AMRO Bank N.V., Oslo Branch, Danske Bank A/S and Nordea Bank Abp, filial i Norge, as mandated lead arrangers and bookrunners, (iii) the financial institutions listed in Schedule 1 thereto, as lenders, and (iv) Danske Bank A/S, as agent and collateral agent.

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:	June 18, 2020

HÖEGH LNG Holdings Ltd.

/s/ Sveinung J.S. Støhle
Name:	Sveinung J.S. Støhle
Title:	President and Chief Executive Officer

EXHIBIT A

Directors and Executive Officers of Höegh LNG Holdings Ltd.

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address	Citizenship
Sveinung J.S. Støhle, President and Chief Executive Officer	Drammensveien 134 0277 Oslo, Norway	Norway

Håvard Furu, Chief Financial Officer	Drammensveien 134 0277 Oslo, Norway	Norway

Morten W. Høegh, Chairman	5 Young Street London W8 5EH United Kingdom	Norway

Leif O. Høegh, Deputy Chairman	Drammensveien 134 0277 Oslo, Norway	Norway

Steven Rees Davies, Director	Partner Appleby Global Canon’s Court 22 Victoria Street Hamilton, HM 12, Bermuda	United Kingdom

Andrew Jamieson, Director	158 Kensington Park Road, W11 2ER, London, United Kingdom	United Kingdom

Christopher G. Finlayson, Director	Verdley Edge Henley Hill Haslemere Surrey GU27 3HG, United Kingdom	United Kingdom

Jørgen Kildahl, Director	Werner - Kälin Str. 3 8840 Einsiedeln Switzerland	Norway

Ditlev Wedell-Wedellsborg, Director	Chief Executive Officer Weco Invest A/S Kvæsthusgade 1, 1.sal DK-1251 Copenhagen K, Denmark	Denmark

EXHIBIT E

EXECUTION VERSION

PLEDGE AGREEMENT

between

HÖEGH LNG HOLDINGS LTD.,
as Pledgor

and

DANSKE BANK A/S,
as Collateral Agent

27 March, 2020

TABLE OF CONTENTS

- i -

TABLE OF CONTENTS
(continued)

EXHIBITS & SCHEDULES

EXHIBIT A – FORMS OF ISSUER’S ACKNOWLEDGEMENT
EXHIBIT B – FORM OF NOTICE TO COMPUTERSHARE

SCHEDULE 1 – NOTICE DETAILS FOR GRANTOR
SCHEDULE 2 – SECURITIES COLLATERAL
SCHEDULE 3 – PERFECTION DETAILS

- ii -

PLEDGE AGREEMENT

This PLEDGE AGREEMENT, dated as of 27 March, 2020 (as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with the provisions hereof, this “Agreement”), made by and between Höegh LNG Holdings Ltd., a Bermuda company, as pledgor (the “Grantor”), in favor of Danske Bank A/S, in its capacity as security agent for the Finance Parties (as defined below) pursuant to the Facility Agreement (as hereinafter defined), assignee and secured party (in such capacities and together with any successors in such capacities (the “Collateral Agent”).

RECITALS

A.                Pursuant to a facility agreement dated as of 27 March, 2020 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Facility Agreement”) made by and among (i) the Grantor, as borrower, (ii) ABN AMRO Bank N.V., Oslo Branch, Danske Bank A/S and Nordea Bank Abp, filial i Norge, as mandated lead arrangers and bookrunners, (iii) the financial institutions listed in Schedule 1 thereto, as lenders (the “Lenders”), (iv) Danske Bank A/S, as agent, and (v) the Collateral Agent, the Lenders have agreed to provide to the Grantor a revolving loan facility in the amount of up to US$79,999,999.98 (the “Facility”);

B.                 The Grantor is the direct legal and / or beneficial owner of all of the Pledged Securities as defined below and as more particularly described on Schedule 2 attached hereto.

C.                 The Grantor will receive substantial direct and indirect benefits from the execution, delivery and performance of the obligations under the Facility Agreement and the other Finance Documents and is, therefore, willing to enter into this Agreement.

D.                This Agreement is given by the Grantor in favor of the Collateral Agent for the ratable benefit of the Finance Parties to secure the payment and performance of all of the Secured Obligations.

E.                 It is a condition to the obligation of the Lenders to make the Facility available to the Grantor that the Grantor execute, deliver and perform its obligations under this Agreement.

NOW THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Grantor and the Collateral Agent hereby agree as follows:

Article I

DEFINITIONS AND INTERPRETATION

Section 1.01       Definitions.

(a)               Capitalized terms used herein but not otherwise defined herein shall have the meaning given to such terms in the Facility Agreement.

(b)               Unless otherwise defined herein or in the Facility Agreement, terms used herein that are defined in the UCC shall have the meanings assigned to them in the UCC. However, if a term is defined in Article 9 of the UCC differently than in another Article of the UCC, the term has the meaning specified in Article 9.

(c)               The following terms shall have the following meanings:

“Agreement” has the meaning set forth in the Preamble hereof.

“Claims” means any and all property and other taxes, assessments and special assessments, levies, fees and all governmental charges imposed upon or assessed against, and landlords’, carriers’, mechanics’, workmen’s, repairmen’s, laborers’, materialmen’s, suppliers’ and warehousemen’s Liens and other claims arising by operation of law against, all or any portion of the Pledged Collateral.

“Collateral Agent” has the meaning set forth in the Preamble hereof.

“Contested Liens” means, collectively, any Liens incurred in respect of any Claims to the extent that the amounts owing in respect thereof are not yet delinquent or are being contested in good faith and with proper reserves established with respect thereto in accordance with IFRS and otherwise comply with the provisions of Section 4.07; provided, however, that such Liens shall in all respects be subject and subordinate in priority to the Lien and security interest created by this Agreement, except if and to the extent that the law or regulation creating, permitting or authorizing such Lien provides that such Lien must be superior to the Lien and security interest created and evidenced hereby.

“Distributions” means with respect to the Grantor, all dividends, cash, options, warrants, rights, instruments, distributions, returns of capital or principal, income, interest, profits and other property, interests (debt or equity) or proceeds, including as a result of a split, revision, reclassification or other like change of the Pledged Securities, from time to time received, receivable or otherwise distributed or distributable to the Grantor in respect of or in exchange for any or all of the Pledged Securities.

“Equity Interests” means, with respect to any Person, all of the shares of capital stock of, limited partnership interest in or limited liability company interest in (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of, limited partnership interest in or limited liability company interest in (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of, limited partnership interest in or limited liability company interest in (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares, limited partnership interests or limited liability company interests (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination. For purposes of this Agreement, Equity Interests shall not include the general partner interest or incentive distribution rights of the MLP Issuer.

“Facility Agreement” has the meaning set forth in the first Recital hereof.

“Finance Party” has the meaning given to it in the Facility Agreement.

“First Priority” means, with respect to any Lien purported to be created in any Pledged Collateral pursuant to this Agreement, such Lien is the most senior lien to which such Pledged Collateral is subject.

“Governmental Authority” means the government of any nation or any political subdivision thereof, whether at the national, state, territorial, provincial, municipal or any other level, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of, or pertaining to, government (including any supra-national bodies such as the European Union or the European Central Bank).

“GP Issuer” means Höegh LNG GP LLC, a Marshall Islands limited liability company.

“Grantor” has the meaning set forth in the Preamble hereof.

“Indemnitee” has the meaning set forth in Section 8.08.

“Issuing Company” means, collectively, the GP Issuer and the MLP Issuer.

“Lenders” has the meaning set forth in the first Recital hereof.

“Lien” means any mortgage, pledge, hypothecation, assignment (as security), deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest, or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever having substantially the same economic effect as any of the foregoing (including, any conditional sale or other title retention agreement and any capital lease).

“MLP Issuer” means Höegh LNG Partners LP, a master limited partnership established under the laws of the Marshall Islands.

“Organizational Documents” means the certificate of incorporation, by-laws, memorandum of association, certificate of limited partnership and limited partnership agreement, certificate of formation and limited liability company agreement or any comparable formation documents of any business entity.

“Partnership Agreement” means the second amended and restated agreement of limited partnership, dated October 5, 2017, of the MLP Issuer.

“Person” means any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, Governmental Authority or other entity.

“Pledged Collateral” has the meaning set forth in Section 3.01.

“Pledged Securities” means, collectively, with respect to the Grantor, (i) all issued and outstanding Equity Interests of the MLP Issuer that are owned by the Grantor and listed in Schedule 2 hereof (which shall constitute all Equity Interests of the MLP Issuer that are owned by the Grantor as of the date hereof) and all options, warrants, rights and agreements of the MLP Issuer acquired by the Grantor in any manner relating to such Equity Interests, together with all claims, rights, privileges, authority and powers of the Grantor relating to such Equity Interests in the MLP Issuer or under any Organizational Document of the MLP Issuer and the certificates, instruments and agreements representing such Equity Interests, including the Equity Interests listed in Schedule 2 hereof, (ii) all Equity Interests of the GP Issuer that are owned by the Grantor and listed in Schedule 2 hereof (which shall constitute all Equity Interests of the GP Issuer that are owned by the Grantor as of the date hereof) and all additional Equity Interests of the GP Issuer from time to time acquired by or issued to the Grantor and all options, warrants, rights, agreements and additional Equity Interests of whatever class of the GP Issuer from time to time acquired by the Grantor in any manner, together with all claims, rights, privileges, authority and powers of the Grantor in any manner, together with all claims, rights, privileges, authority and powers of the Grantor relating to such Equity Interests or under any Organizational Document of the GP Issuer and the certificates, instruments and agreements representing such Equity Interests, from time to time acquired by the Grantor in any manner, and (iii) all Equity Interests issued in respect of the Equity Interests referred to in clauses (i) and (ii) upon any consolidation or merger of the Issuing Company formed by or resulting from any consolidation or merger in which any Person listed in Schedule 2 hereof is not the surviving entity; provided that, notwithstanding the foregoing, the Pledged Securities shall not include the general partner interest or the incentive distribution rights of the MLP Issuer.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the directors, officers, employees, partners, agents, trustees, administrators, managers, advisors and representatives of it and its Affiliates.

“Requirements of Law” means, as to any Person, any law (including common law), statute, ordinance, treaty, rule, regulation, order, decree, judgment, writ, injunction, settlement agreement, requirement or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“SEC” means the United States Securities and Exchange Commission (or successors thereto or an analogous Governmental Authority).

“Secured Obligations” means (i) obligations of the Grantor from time to time arising under the Facility Agreement, this Agreement, any other Finance Document or otherwise with respect to the due and prompt payment of (A) the principal of and premium, if any, and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding (“Postpetition Interest”)) on the Facility, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, (B) each payment required to be made by the Grantor under the Facility Agreement, this Agreement, or any other Finance Document, when and as due, including payments in respect of reimbursement obligations, interest thereon (including Postpetition Interest) and obligations to provide cash collateral and (C) all other monetary obligations, including fees, costs, attorneys’ fees and disbursements, reimbursement obligations, contract causes of action, expenses and indemnities, whether primary or secondary, direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), of the Grantor under or in respect of any Finance Document, and (ii) the due and prompt performance of all other covenants, duties, debts, obligations and liabilities of any kind of the Grantor, individually or collectively, under or in respect of the Facility Agreement, this Agreement, the other Finance Documents or any other document made, delivered or given in connection with any of the foregoing, in each case whether evidenced by a note or other writing, whether allowed in any bankruptcy, insolvency, receivership or other similar proceeding, whether arising from an extension of credit, issuance of a letter of credit, acceptance, loan, guaranty, indemnification or otherwise, and whether primary or secondary, direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, fixed or otherwise.

“Securities Act” means, the Securities Act of 1933, as amended.

“Securities Collateral” means, collectively, the Pledged Securities and the Distributions.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York; provided, however, that if by reason of mandatory provisions of any Requirements of Law, any or all of the perfection or priority of the Collateral Agent’s security interest in any item or portion of the Pledged Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, the term “UCC” means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions hereof relating to such perfection or priority and for purposes of definitions relating to such provisions.

Section 1.02       Interpretation. The rules of construction specified in the Facility Agreement (including Clause 1.2 thereof) shall be applicable to this Agreement. All references in this Agreement to Sections are references to Sections of this Agreement unless otherwise specified. All references in this Agreement to Schedules and Exhibits are references to Schedules and Exhibits of this Agreement unless otherwise specified.

Section 1.03       Resolution of Drafting Ambiguities. The Grantor acknowledges and agrees that it was represented by counsel in connection with the execution and delivery of this Agreement, that it and its counsel reviewed and participated in the preparation and negotiation of this Agreement and that any rule of construction to the effect that ambiguities are to be resolved against the drafting party (i.e., the Collateral Agent) shall not be employed in the interpretation of this Agreement.

Section 1.04      Schedules. The Collateral Agent and the Grantor agree that the Schedules hereto, all descriptions of Pledged Collateral contained in the Schedules and all amendments and supplements thereto are and shall at all times remain a part of this Agreement.

Article II

COVENANT TO PAY

Section 2.01       General. The Grantor shall comply with the following provisions of this Article II at all times during the Security Period.

Section 2.02       Covenant to Pay and Perform Secured Obligations. The Grantor covenants with the Collateral Agent to duly and punctually pay and perform the Secured Obligations to the Collateral Agent, for the benefit of the Finance Parties, as and when required by the relevant Finance Documents (and subject to any grace period contained therein).

Article III

PLEDGE

Section 3.01      Pledge. As collateral security for the payment and performance in full of all the Secured Obligations, the Grantor hereby pledges and assigns to the Collateral Agent, and grants to the Collateral Agent, for the ratable benefit of the Finance Parties, a Lien on and security interest in and to, all of the right, title and interest of the Grantor in, to and under the following property, wherever located, and whether now existing or hereafter arising or acquired from time to time (collectively, the “Pledged Collateral”):

(a)               all Securities Collateral; and

(b)               to the extent not covered by clause (a) of this sentence, all proceeds and products of each of the foregoing, all books and records at any time evidencing or relating to any of the foregoing, all supporting obligations related thereto, and all accessions to, substitutions and replacements for, and profits and products of, each of the foregoing, and any and all proceeds of any insurance, indemnity, warranty or guaranty payable to the Grantor from time to time with respect to any of the foregoing.

From and after the date of the Facility Agreement, the Grantor shall not permit to become effective in any document creating, governing or providing for any Pledged Collateral, a provision that would prohibit or require the consent of any Person to the creation of a Lien on such Pledged Collateral owned by the Grantor in favor of the Collateral Agent.

Section 3.02       Filings. The Grantor hereby irrevocably authorizes the Collateral Agent at any time and from time to time to file in any relevant jurisdiction any financing statements and amendments thereto that contain the information required by Article 9 of the UCC of each applicable jurisdiction for the filing of any financing statement or amendment relating to the Pledged Collateral without the signature of the Grantor where permitted by law. The Grantor agrees to provide all necessary information related to such filings to the Collateral Agent promptly upon request by the Collateral Agent.

Section 3.03      Further Assurances. The Grantor shall take such further actions, and execute and/or deliver to the Collateral Agent such additional financing statements, amendments, assignments, agreements, supplements, powers and instruments, and will obtain such governmental consents and corporate approvals and will cause to be done all such other things, as the Collateral Agent may in its reasonable judgment deem necessary or appropriate in order to create and/or maintain the validity, perfection or priority of and protect any security interest granted or purported to be granted in the Pledged Collateral as provided herein and the rights and interests granted to the Collateral Agent hereunder, and enable the Collateral Agent to exercise and enforce its rights, powers and remedies hereunder with respect to any Pledged Collateral, including (i) taking any and all actions necessary or requested to effect the exchange of any Pledged Securities for shares of another Person in the event of a merger where the GP Issuer and/or the MLP Issuer is not the surviving entity, and (ii) the filing of any financing statements, continuation statements and other documents under the UCC (or other similar laws) in effect in any jurisdiction with respect to the security interest created hereby, all in form reasonably satisfactory to the Collateral Agent and in such offices wherever required by law to perfect, continue and maintain the validity, enforceability and priority of the security interest in the Pledged Collateral as provided herein and to preserve the other rights and interests granted to the Collateral Agent hereunder, as against third parties, with respect to the Pledged Collateral. With respect to all Pledged Collateral of the Grantor over which the Collateral Agent may obtain “control” within the meaning of section 8-106 of the UCC, the Grantor shall take all actions as may be requested from time to time by the Collateral Agent so that control of such Pledged Collateral is obtained and at all times held by the Collateral Agent. Without limiting the generality of the foregoing, but subject to applicable Requirements of Law, the Grantor shall make, execute, endorse, acknowledge, file or refile and/or deliver to the Collateral Agent from time to time upon reasonable request by the Collateral Agent such lists, schedules, descriptions and designations of the Pledged Collateral, statements, confirmatory assignments, supplements, additional security agreements, conveyances, financing statements, transfer endorsements, powers of attorney, certificates, reports and other assurances or instruments as the Collateral Agent shall reasonably request. If an Event of Default has occurred and is continuing, the Collateral Agent may institute and maintain, in its own name or in the name of the Grantor, such suits and proceedings as the Collateral Agent may deem necessary or expedient to prevent any impairment of the security interest in or the perfection thereof in the Pledged Collateral. All of the foregoing shall be at the sole cost and expense of the Grantor.

Section 3.04       Collateral Agent not a Limited or General Partner.

(a)               Nothing herein shall be construed to make the Collateral Agent liable as a member, limited partner or general partner, as applicable, of the Issuing Company, and the Collateral Agent shall not by virtue of this Agreement or otherwise (except as referred to in the following sentence) have any of the duties, obligations or liabilities of a member, limited partner or general partner, as applicable, of the Issuing Company.

(b)               The Collateral Agent, by accepting this Agreement, does not intend to become a member, limited partner or general partner, as applicable, of the Issuing Company, or otherwise be deemed to be a co-venturer with respect to the Grantor, the Issuing Company and/or any other person either before or after an Event of Default shall have occurred. The Collateral Agent shall have only those powers set forth herein and the Collateral Agent shall assume none of the duties, obligations or liabilities of a member, limited partner or general partner, as applicable, of the Issuing Company.

(c)               The Collateral Agent shall not be obligated to perform or discharge any obligation of the Grantor as a result of the pledge hereby effected.

(d)               The acceptance by the Collateral Agent of this Agreement, with all the rights, powers, privileges and authority so created, shall not at any time or in any event obligate the Collateral Agent to appear in or defend any action or proceeding relating to the Pledged Collateral to which it is not a party, or to take any action hereunder or thereunder, or to expend any money or incur any expenses or perform or discharge any obligation, duty or liability under the Pledged Collateral.

Article IV

REPRESENTATIONS AND WARRANTIES

The Grantor represents and warrants as follows:

Section 4.01       Facility Agreement Representations. The Grantor as borrower under the Facility Agreement makes the representations and warranties set forth in Clause 18 (Representations) of the Facility Agreement, each of which is hereby incorporated herein by reference, and the Collateral Agent shall be entitled to rely on each of them as if they were fully set forth herein, provided that each reference in each such representation and warranty to the Borrower’s knowledge shall, for the purposes of this Section 4.01, be deemed to be a reference to the Grantor’s knowledge.

Section 4.02       Ownership of Property and No Other Liens.

(a)               The Grantor is the sole, direct, legal and beneficial owner of all Securities Collateral listed on Schedule 2, and has good and marketable title to all its Pledged Collateral, and none of such property is subject to any Lien, claim, option or right of others except for the Liens permitted under the Facility Agreement. No Person other than the Collateral Agent has control or possession of all or any part of the Pledged Collateral, except as permitted by the Facility Agreement.

(b)               No financing statement or other instrument similar in effect covering all or any part of the Pledged Collateral or listing the Grantor as debtor is on file in any recording office, except those that have been filed in favor of the Collateral Agent pursuant to this Agreement or as otherwise permitted under the Facility Agreement.

Section 4.03       Perfected First Priority Security Interest.

(a)               All of the Securities Collateral issued by the MLP Issuer consists of uncertificated securities in book-entry format registered in the name of the Grantor at Computershare, the transfer agent for the securities of the Issuing Company. The Grantor has delivered to the Collateral Agent pdf copies of duly executed undated instruments of transfer or assignment in blank for the Securities Collateral consisting of Equity Interests of the MLP Issuer and, subject to receipt of a bank medallion guarantee, in suitable form for transfer by delivery.

(b)               All of the Securities Collateral issued by the GP Issuer consists of certificated securities registered in the name of the Grantor. The Grantor has delivered to the Collateral Agent pdf copies of duly executed undated instruments of transfer or assignment in blank for the Securities Collateral consisting of Equity Interests of the GP Issuer and in suitable form for transfer by delivery.

(c)               The Collateral Agent has a perfected First Priority security interest in all Securities Collateral of the Grantor pledged by it hereunder that are in existence on the date hereof.

(d)               On the date hereof all financing statements, agreements, instruments and other documents necessary to perfect the security interest granted by the Grantor to the Collateral Agent in respect of the Pledged Collateral have been delivered to the Collateral Agent in completed and, to the extent necessary or appropriate, duly executed form for filing in each governmental, municipal or other office required by law to perfect, continue and maintain a valid, enforceable, First Priority security interest in the Pledged Collateral as provided herein.

(e)               This Agreement is effective to create in favor of the Collateral Agent, for the ratable benefit of the Finance Parties, a legal, valid and enforceable security interest in the Pledged Collateral and the proceeds thereof. All filings and other actions necessary or appropriate to perfect the security interest in the Pledged Collateral granted by the Grantor hereunder have been duly made or taken and are in full force and effect; and such security interest is First Priority.

Section 4.04      Name, Jurisdiction of Organization, Etc. The Grantor’s type of organization, jurisdiction of organization, legal name, organizational identification number and principal place of business all as in effect on the date hereof, are indicated next to its name in Schedule 3. Schedule 3 also lists the Grantor’s jurisdiction and type of organization, legal name and location of chief executive office and principal place of business at any time during the four months preceding the date hereof, if different from those referred to in the preceding sentence.

Section 4.05       Pledged Securities.

(a)               Schedule 2 sets forth a complete and accurate list of all Pledged Securities held by the Grantor as of the date hereof. The Grantor has no Equity Interests in the Issuing Company other than the Equity Interests listed on Schedule 2 and additional Equity Interests of the Issuing Company as to which the Grantor has complied with the requirements of Section 5.01, Section 5.02 and Section 5.08. The Equity Interests of the MLP Issuer owned by Grantor are “securities” for the purposes of the UCC. The Equity Interests of the GP Issuer owned by Grantor are not “securities” for the purposes of the UCC.

(b)               Except for additional MLP Issuer securities acquired by the Grantor after the date hereof in accordance with the terms of the Facility Agreement, the Pledged Securities pledged by the Grantor hereunder constitute all of the issued and outstanding Equity Interests of the Issuing Company owned by the Grantor. All of the Pledged Securities existing on the date hereof have been, and to the extent any Pledged Securities are hereafter issued, such Pledged Securities will be, upon such issuance, duly authorized and validly issued, and are fully paid and non-assessable and subject to no options to purchase or similar rights.

(c)               No Securities Collateral pledged by the Grantor is subject to any defense, offset or counterclaim, nor have any of the foregoing been asserted or alleged against the Grantor by any Person with respect thereto.

(d)               None of the Pledged Securities are now or will hereafter be held or maintained in the form of a securities entitlement, held by a securities intermediary or credited to any securities account.

Section 4.06      Pledged Collateral Information. All information set forth herein, including the schedules annexed hereto, relating to the Pledged Collateral, is accurate and complete.

Section 4.07      Claims. All Claims imposed upon or assessed against the Pledged Collateral have been paid and discharged except to the extent such Claims constitute a Contested Lien or a Lien permitted by the Facility Agreement.

Section 4.08       Status.

(a)               The MLP Issuer is a limited partnership, and the GP Issuer is a limited liability company, and, to the best of the Grantor’s knowledge, is validly formed and existing and in good standing under the laws of the Marshall Islands.

(b)               Each of the MLP Issuer and the GP Issuer has power and authority to own its assets and to carry on its business as it is now being conducted.

Section 4.09       Non-conflict. The entry into and performance by the Grantor of, and the transactions contemplated by the Finance Documents and the granting of the security interest under this Agreement do not and will not conflict with:

(a)               the Organizational Documents of the Issuing Company; or

(b)               any trading policy of the Issuing Company applicable to the Grantor or any affiliate (within the meaning of Rule 144 under the Securities Act) of the Grantor including, but not limited to, the window period policy of the Issuer.

Section 4.10       Times when representations are made. All of the above representations and warranties are deemed to be made on the date of this Agreement and, except for the representations and warranties in Section 4.08, the first Utilisation Request and the first Utilisation. The representations and warranties in Sections 4.02, 4.03, 4.05, 4.06 and 4.07 are also deemed to be made on the dates of each subsequent Utilisation Request, each subsequent Utilisation Date and the first day of each Interest Period.

Article V

COVENANTS

The Grantor covenants as follows:

Section 5.01       Perfection of Certificated Securities Collateral.

(a)               The Grantor hereby agrees that all certificates representing or evidencing the Securities Collateral acquired by the Grantor after the date hereof, shall promptly upon receipt thereof by the Grantor be held by or on behalf of and delivered to the Collateral Agent, in suitable form for transfer by delivery or accompanied by duly executed undated instruments of transfer or assignment in blank, stamped with a bank medallion guarantee if such Securities Collateral is publicly traded, all in form and substance satisfactory to the Collateral Agent.

(b)               After the occurrence and during the continuance of an Event of Default, the Collateral Agent shall have the right to exchange certificates representing or evidencing Securities Collateral for certificates of smaller or larger denominations.

(c)               Without limiting the generality of the foregoing, the Grantor shall, prior to the first Utilisation of the Facility, deliver all original certificates evidencing or representing the Securities Collateral issued by the GP Issuer to the Collateral Agent, together with original duly executed undated instruments of transfer or assignment in blank for the Securities Collateral consisting of Equity Interests of the GP Issuer and in suitable form for transfer by delivery.

Section 5.02       Perfection of Uncertificated Securities Collateral.

(a)               The Grantor hereby agrees that to the extent that the Securities Collateral consists of uncertificated securities, the Grantor will (a) cause the Issuing Company either to agree in an authenticated record with the Grantor and the Collateral Agent that the Issuing Company will, and will request its transfer agent to, comply with instructions with respect to such securities originated by the Collateral Agent without further consent of the Grantor, such authenticated record to be substantially in the form of Exhibit A Part 1 or Part 2 as relevant, (b) upon request by the Collateral Agent, provide to the Collateral Agent a customary opinion of counsel, in form and substance reasonably satisfactory to the Collateral Agent, confirming the grant of the security interest in such Securities Collateral pursuant to this Agreement and the perfection thereof, (c) register the Collateral Agent as the registered owner of such securities or (d) upon request of the Collateral Agent request the Issuing Company to cause such Securities Collateral to become certificated and in the event such Securities Collateral become certificated, to deliver such Securities Collateral to the Collateral Agent in accordance with the provisions of Section 5.01

(b)               Without limiting the generality of the foregoing, the Grantor shall, prior to the first Utilisation of the Facility, deliver to the Collateral Agent an original of the duly executed undated instrument(s) of transfer or assignment in blank for the Securities Collateral consisting of Equity Interests of the MLP Issuer, stamped with a bank medallion guarantee, and in suitable form for transfer by delivery (it being agreed that such instrument(s) of transfer or assignment with the bank medallion guarantees may be delivered no later than five Business Days after the date of the first Utilisation Request (or such later date as the Collateral Agent may agree) if the Collateral Agent is reasonably satisfied that the Grantor (x) will be able to obtain such bank medallion guarantee within such time period and (y) is using all reasonable endeavors to obtain such bank medallion guarantee within such time period).

(c)               Grantor shall, no later than one Business Day after the date hereof, deliver a notice in the form of Exhibit B hereto to Computershare, the transfer agent for the Equity Interests of the MLP Issuer pledged to the Collateral Agent hereunder.

Section 5.03       Maintenance of Perfected Security Interest. The Grantor shall, at its sole cost and expense, maintain the security interest created by this Agreement in the Pledged Collateral as a perfected First Priority security interest.

Section 5.04       No Transfer of Pledged Collateral. The Grantor shall not sell, offer to sell, dispose of, convey, assign or otherwise transfer, grant any option with respect to, restrict, or grant, create, permit or suffer to exist any Lien on, any of the Pledged Collateral pledged by it hereunder or any interest therein except as permitted by the Facility Agreement.

Section 5.05       Claims Against Pledged Collateral. The Grantor shall, at its own cost and expense, defend title to the Pledged Collateral and the First Priority security interest and Lien granted to the Collateral Agent with respect thereto against all claims and demands of all Persons at any time claiming any interest therein adverse to the Collateral Agent other than Liens permitted under the Facility Agreement. Except as expressly permitted by the Facility Agreement or any other Finance Document, there is no agreement, order, judgment or decree, and the Grantor shall not enter into any agreement or take any other action, that could restrict the transferability of any of the Pledged Collateral or otherwise impair or conflict with the Grantor’s obligations or the rights of the Collateral Agent hereunder.

Section 5.06       Other Financing Statements. The Grantor shall not execute or file, or authorize the filing in any recording office of, any financing statement or other similar instrument covering all or any part of the Pledged Collateral or listing the Grantor as debtor with respect to all or any part of the Pledged Collateral, except financing statements and other instruments filed in respect of Liens permitted under the Facility Agreement.

Section 5.07       Changes in Name, Jurisdiction of Organization, Etc. The Grantor shall not, except upon not less than 30 days’ prior written notice to the Collateral Agent, and delivery to the Collateral Agent of all additional financing statements, information and other documents reasonably requested by the Collateral Agent to maintain the validity, perfection and priority of the security interests provided for herein:

(a)               change its legal name, identity or type of organization;

(b)               change the location of its chief executive office or its principal place of business;

(c)                change its Federal Taxpayer Identification Number or organizational identification number (if any); or

(d)               change its jurisdiction of organization (in each case, including by merging with or into any other entity, reorganizing, organizing, dissolving, liquidating, reincorporating or incorporating in any other jurisdiction).

The Grantor shall, prior to any change described in the preceding sentence, take all actions requested by the Collateral Agent to maintain the perfection and priority of the security interest of the Collateral Agent in the Pledged Collateral intended to be granted hereunder.

The Grantor agrees to promptly provide the Collateral Agent with certified Organizational Documents reflecting any of the changes described in this Section 5.07. The Grantor will (A) keep and maintain at its own cost and expense at its principal place of business satisfactory and complete records of the Pledged Collateral, including a record of all payments received and all other dealings of a material nature with the Pledged Collateral, and (B) mark its books and records pertaining to the Pledged Collateral and its books and records kept in its jurisdiction of organization to evidence this Agreement and the Liens and security interests granted hereby. The Grantor also agrees to promptly notify the Collateral Agent of any change in the location of any office in which it maintains books or records relating to Pledged Collateral owned by it or any office or facility at which Pledged Collateral is located (including the establishment of any such new office or facility).

Section 5.08       Pledged Securities Covenants.

(a)               The Grantor will not vote in favor of any amendment or modification of the Organizational Documents of the Issuing Company in any manner that could reasonably be expected to be materially adverse to the Collateral Agent. Without limiting the generality of the foregoing, the Grantor will not cause or permit the Pledged Securities of the MLP Issuer to constitute a security governed by Article 8 of the UCC unless it shall comply with the terms of Section 5.01 hereof.

(b)               The Grantor shall, upon obtaining any Pledged Securities of the Issuing Company, accept the same in trust for the benefit of the Collateral Agent and promptly (but in any event within five Business Days after receipt thereof) deliver to the Collateral Agent an updated Schedule 2, and the certificates and other documents required under Section 5.01 and Section 5.02 in respect of the additional Pledged Securities which are to be pledged pursuant to this Agreement, and confirm the Lien hereby created on such additional Pledged Securities.

Section 5.09      Approvals. In the event that the Collateral Agent desires to exercise any remedies, voting or consensual rights or attorney-in-fact powers set forth in this Agreement, in each case after the occurrence and during the continuance of an Event of Default, and determines it necessary to obtain any approvals or consents of any Governmental Authority or any other Person therefor, then, upon the request of the Collateral Agent, the Grantor agrees to assist the Collateral Agent in obtaining as soon as practicable any necessary approvals or consents for the exercise of any such remedies, rights and powers.

Section 5.10      Compliance With Laws. The Grantor shall pay promptly when due all Claims upon the Pledged Collateral or incurred in connection with the use or operation of the Pledged Collateral or incurred in connection with this Agreement. The Grantor shall comply with all Requirements of Law applicable to the Pledged Collateral and perform and observe its duties and obligations under the Organizational Documents applicable to it.

Section 5.11       Certain Agreements of the Grantor. The Grantor will notify the Issuing Company that the Securities Collateral is subject to the security interest granted hereunder.

Section 5.12      Repurchase of Equity Interests. Notwithstanding any provision or right in the Organizational Documents of the Issuing Company, neither the Grantor nor any Affiliate (as defined in the Partnership Agreement) shall exercise, assign or transfer any right to repurchase any of the Equity Interests pursuant to Section 15.01 of the Partnership Agreement without the prior written consent of the Collateral Agent (acting on the instructions of the Lenders).

Section 5.13       Merger by the MLP Issuer. Except as approved by the Collateral Agent (acting on the instructions of the Lenders) the Grantor shall not permit the GP Issuer to approve the entry by the MLP Issuer into any merger, consolidation or conversion.

Article VI

LIQUIDATION, RECAPITALIZATION, ETC.

Section 6.01       Existing Voting Rights and Distributions.

(a)               Until such time as Grantor shall have received a written notice from the Collateral Agent after the occurrence and during the continuance of an Event of Default:

(i)                 The Grantor shall be entitled to exercise any and all voting and other consensual rights pertaining to the Securities Collateral or any part thereof for any purpose not inconsistent with the terms or purposes hereof, the Facility Agreement or any other Finance Document; provided, however, that the Grantor shall not in any event exercise such rights in any manner which could reasonably be expected to result in a Material Adverse Effect.

(ii)              The Grantor shall be entitled to receive and retain, free and clear of the Lien hereof but subject to the requirements of Clause 23 (Bank Accounts) of the Facility Agreement, any and all Distributions, if and to the extent made in accordance with the provisions of the Facility Agreement (including, without limitation, Clause 24.4 (Distributions) of the Facility Agreement); provided, however, that any and all non-cash Distributions paid, received or otherwise distributed in respect of, or in exchange for, any Securities Collateral, cash Distributions paid in respect of any Securities Collateral in connection with a liquidation or dissolution or reorganization or in connection with a reduction of capital, capital surplus, stock-split, spin-off or similar rearrangement and cash paid or otherwise distributed in respect of principal, or redemption of, or in exchange for, any Securities Collateral, shall be immediately delivered to the Collateral Agent to hold as Pledged Collateral and shall, if received by the Grantor, be received in trust for the benefit of the Collateral Agent, be segregated from the other property or funds of the Grantor and be promptly (but in any event within five Business Days after receipt thereof) delivered to the Collateral Agent as Pledged Collateral in the same form as so received (with any necessary endorsement).

(b)               The Collateral Agent shall be deemed without further action to have granted to the Grantor all necessary consents relating to voting rights and shall, if necessary, upon written request of the Grantor and at the sole cost and expense of the Grantor, from time to time execute and deliver (or cause to be executed and delivered) to the Grantor all such instruments as the Grantor may reasonably request in order to permit the Grantor to exercise the voting and other rights which it is entitled to exercise pursuant to Section 6.01(a)(i) and to receive the Distributions which it is authorized to receive and retain pursuant to Section 6.01(a)(ii).

(c)               Upon the Collateral Agent’s delivery of written notice to the Grantor after the occurrence and during the continuance of any Event of Default:

(i)                 All rights of the Grantor to exercise the voting and other consensual rights it would otherwise be entitled to exercise pursuant to Section 6.01(a)(i) shall immediately cease, and all such rights shall thereupon become vested in the Collateral Agent, which shall have the sole right to exercise such voting and other consensual rights.

(ii)              All rights of the Grantor to receive Distributions which it would otherwise be authorized to receive and retain pursuant to Section 6.01(a)(ii) shall immediately cease and all such rights shall thereupon become vested in the Collateral Agent, which shall have the sole right to receive and hold such Distributions as Pledged Collateral.

(d)               The Grantor shall, at its sole cost and expense, from time to time execute and deliver to the Collateral Agent appropriate instruments as the Collateral Agent may request in order to permit the Collateral Agent to exercise the voting and other rights which it may be entitled to exercise pursuant to Section 6.01(c)(i) and to receive all Distributions which it may be entitled to receive under Section 6.01(c)(ii).

(e)               All Distributions which are received by the Grantor contrary to the provisions of Section 6.01(a)(ii) or Section 6.01(c) shall be received in trust for the benefit of the Collateral Agent, shall be segregated from other funds of the Grantor and shall promptly (but in any event within five Business Days after receipt thereof by the Grantor) be paid over to the Collateral Agent as Pledged Collateral in the same form as so received (with any necessary endorsement).

Article VII

REMEDIES

Section 7.01       Remedies.

(a)               Subject to clause (c) below, if any Event of Default shall have occurred and be continuing, the Collateral Agent may exercise, without any other notice to or demand upon the Grantor, in addition to the other rights and remedies provided for herein or in any other Finance Document or otherwise available to it, all the rights and remedies of a secured party upon default under the UCC (whether or not the UCC applies to the affected Pledged Collateral) and also may:

(i)                 (A) exercise any voting rights relating to the Pledged Collateral (whether or not the same shall have been transferred into its name or the name of its nominee) for any lawful purpose, including for the liquidation of the assets of the Issuing Company and the amendment or modification of the Organizational Documents of the Issuing Company, (B) give all consents, waivers, approvals, and ratifications in respect of such Pledged Collateral, (C) receive all amounts payable in respect of the Pledged Collateral otherwise payable under Section 6.01(a)(ii) to the Grantor, (D) exercise any and all rights and remedies of the Grantor under or in connection with the Pledged Collateral, and (E) otherwise act with respect to the Pledged Collateral as though it were the outright owner thereof (the Grantor hereby irrevocably constituting and appointing the Collateral Agent the proxy and attorney-in-fact of the Grantor, with full power and authority of substitution, to do so);

(ii)              demand, sue for, collect, compromise, or settle any rights or claims in respect of any Pledged Collateral, as attorney-in-fact pursuant to Section 8.02 or otherwise/as the Collateral Agent deems suitable;

(iii)            without notice except as specified below and without demand for performance by the Grantor, sell, resell, assign and deliver or grant a license to use or otherwise dispose of the Pledged Collateral or any part thereof, in one or more parcels at public or private sale, at any of the Collateral Agent’s offices or elsewhere, for cash, on credit or for future delivery, and upon such other terms as the Collateral Agent may deem commercially reasonable;

(iv)             cause all or any part of the Pledged Collateral held by it to be transferred into its name or the name of its nominee; and

(v)               without notice to the Grantor except as required by law and at any time or from time to time, charge, set off and otherwise apply all or part of the Secured Obligations against any funds deposited with it or held by it, with any withdrawal penalty relating to such funds being an expense of collection for the account of the Grantor.

(b)               The Collateral Agent is authorized, in connection with any sale of the Pledged Collateral pursuant to this Section 7.01, to deliver or otherwise disclose to any prospective purchaser of the Pledged Collateral (including any public disclosure where the sale of the Pledged Collateral may be made pursuant to Rule 144 under the Securities Act) any information in its possession relating to such Pledged Collateral, regardless of whether such information has previously been disclosed to the public provided, that, if such information has not been disclosed to the public previously, the Collateral Agent shall give the Grantor at least two Business Days’ notice of the Collateral Agent’s intention to disclose such information, such notice to provide reasonable detail of the information that the Collateral Agent intends to disclose in order to provide the Grantor the opportunity to make such information public, provided, further, however, that any disclosure by the Grantor shall not limit the right of the Collateral Agent to make its own disclosure of such information.

(c)               Notwithstanding the foregoing, the Collateral Agent hereby agrees that it shall not exercise any of the rights or remedies set forth in this Agreement or the other Finance Documents with respect to the Pledged Securities issued by the GP Issuer unless and until the following conditions precedent have been satisfied:

(i)                 the Agent shall have delivered a notice of acceleration to the Grantor as borrower pursuant to Clause 25.18 (Acceleration) of the Facility Agreement;

(ii)              the Collateral Agent shall have exercised remedies with respect to the Equity Interests of the MLP Issuer such that, after giving effect thereto, the Grantor shall hold none of or less than 25% of the common units of the MLP Issuer; and

(iii)            after giving effect to the application of any proceeds generated pursuant to clause (ii) above and any other repayment of the Secured Obligations, the Secured Obligations shall not have been repaid in full.

Section 7.02       Sale of Pledged Collateral. In the event of any sale or other disposition of the Pledged Collateral as provided in Section 7.01 other than the sale of Pledged Securities on a Recognized Market (as defined in the UCC) on which the Issuing Company’s securities are then listed for trading, the Collateral Agent shall give to the Grantor at least ten (10) days’ prior written notice of the time and place of any public sale or other disposition of the Pledged Collateral or the time after which any private sale or any other disposition is to be made (unless the UCC provides that no notice is required for the sale of the Pledged Collateral in which case the Collateral Agent shall not be required to give any prior written notice). The Grantor hereby acknowledges that ten days’ prior written notice of such sale or other disposition (if applicable) shall be reasonable notice. The Collateral Agent may enforce its rights hereunder without any other notice and without any other action now or hereafter required by law, regulation, judicial order or decree or otherwise (all of which are hereby expressly waived by the Grantor, to the fullest extent permitted by law). The Collateral Agent may buy any part or all of the Pledged Collateral at any public sale or other disposition and if any part or all of the Pledged Collateral is of a type customarily sold or otherwise disposed of in a Recognized Market or is of a type which is the subject of widely-distributed standard price quotations, the Collateral Agent may buy at any private sale or other disposition and may make payments thereof by any means. At any sale of the Pledged Collateral, if permitted by applicable law, the Collateral Agent may be the purchaser, licensee, assignee or recipient of the Pledged Collateral or any part thereof and shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Pledged Collateral sold, assigned or licensed at such sale, to use and apply any of the Secured Obligations as a credit on account of the purchase price of the Pledged Collateral or any part thereof payable at such sale. The Grantor hereby waives and releases to the fullest extent permitted by law any right or equity of redemption with respect to the Pledged Collateral, whether before or after sale hereunder, and all rights, if any, of marshalling the Pledged Collateral and any other security for the Secured Obligations or otherwise. The Collateral Agent shall not be liable for failure to collect or realize upon any or all of the Pledged Collateral or for any delay in so doing nor shall it be under any obligation to take any action with regard thereto.

Section 7.03       Registration of Interests in the MLP Issuer. If the Collateral Agent elects to exercise its right to sell any Pledged Collateral relating to the MLP Issuer pursuant to ARTICLE VII, and if in the opinion of the Collateral Agent it is necessary or advisable to have such Pledged Collateral (or the portion of it to be sold) registered under the provisions of the Securities Act, the Grantor will, at any time and from time to time upon the written request of the Collateral Agent, assign to the Collateral Agent the registration rights granted to it by the MLP Issuer pursuant to, and use its best efforts to cause the MLP Issuer to comply with its obligations under, Section 7.19 of the Partnership Agreement.

Section 7.04       Private Sales. The Grantor recognizes that the Collateral Agent may be unable to effect a public sale or other disposition of the Pledged Collateral due to the lack of a ready market for the Pledged Collateral, a limited number of potential buyers of the Pledged Collateral or certain prohibitions contained in the Securities Act, state securities laws, and other applicable laws, and that the Collateral Agent may be compelled to resort to one or more private sales or other dispositions thereof to a restricted group of purchasers. The Grantor agrees that such private sales or other dispositions may be at prices and other terms less favorable to the seller than if sold at public sales or other dispositions and that such private sales or other dispositions shall not solely by reason thereof be deemed not to have been made in a commercially reasonable manner. The Collateral Agent shall be under no obligation hereunder or otherwise (except as provided by applicable law) to delay a sale or other disposition of any of the Pledged Collateral for the period of time necessary to permit the registration of such securities for public sale or other public disposition under the Securities Act and applicable state securities laws. Any such sale or other disposition of all or a portion of the Pledged Collateral may be for cash or on credit or for future delivery and may be conducted at a private sale or other disposition where the Collateral Agent or any other Person or entity may be the purchaser of all or part of the Pledged Collateral so sold or otherwise disposed of. The Grantor agrees that to the extent notice of sale or other disposition shall be required by law, at least ten (10) days’ prior notice to the Grantor of the time and place after which any private sale is to be made shall constitute reasonable notification. Subject to the foregoing, the Collateral Agent agrees that any sale or other disposition of the Pledged Collateral shall be made in a commercially reasonable manner. The Collateral Agent shall incur no liability as a result of the sale or other disposition of any of the Pledged Collateral, or any part thereof, at any private sale which complies with the requirements of this ARTICLE VII. The Grantor hereby waives, to the extent permitted by applicable law, any claims against the Collateral Agent arising by reason of the fact that the price at which any of the Pledged Collateral, or any part thereof, may have been sold or otherwise disposed of at such private sale was less than the price that might have been obtained at a public sale or other public disposition, even if the Collateral Agent accepts the first offer deemed by the Collateral Agent on good faith to be commercially reasonable under the circumstances and does not offer any of the Pledged Collateral to more than one offeree.

Section 7.05       No Waiver and Cumulative Remedies. No failure on the part of the Collateral Agent to exercise, no course of dealing with respect to, and no delay on the part of the Collateral Agent in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power, privilege or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right, power, privilege or remedy; nor shall the Collateral Agent be required to look first to, enforce or exhaust any other security, collateral or guaranties. The Collateral Agent shall not by any act (except by a written instrument pursuant to Section 8.05), delay, indulgence, omission or otherwise be deemed to have waived any right or remedy hereunder or to have acquiesced in any Default or Event of Default. All rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies provided by law.

Section 7.06       Grantor’s Agreements.

(a)               If the Collateral Agent determines to exercise its right to sell all or any of the Pledged Collateral of the Grantor pursuant to ARTICLE VII, the Grantor agrees that, upon request of the Collateral Agent, the Grantor will, at its own expense:

(i)                 provide the Collateral Agent with such information as may be necessary or, in the opinion of the Collateral Agent, advisable to enable the Collateral Agent to effect the sale of such Pledged Collateral; and

(ii)              do or cause to be done all such other acts and things as may be necessary to make the sale of such Pledged Collateral valid and binding and in compliance with all applicable Requirements of Law.

(b)               The Grantor acknowledges the impossibility of ascertaining the amount of damages that would be suffered by the Collateral Agent by reason of the failure of the Grantor to perform any of the covenants contained in ARTICLE VII; and consequently agrees that if the Grantor fails to perform any of such covenants, it will pay, as liquidated damages and not as a penalty, an amount equal to the value of the Pledged Collateral on the date the Collateral Agent demands compliance with Section 7.06.

(c)               To the extent permitted by applicable law, the Grantor waives all claims, damages and demands it may acquire against the Collateral Agent arising out of the exercise by it of any rights hereunder. The Grantor hereby waives presentment, notice of dishonor, and protest of all instruments included in or evidencing any of the Secured Obligations or the Pledged Collateral, and any and all other notices and demands whatsoever (except as expressly provided herein).

Section 7.07       Application of Proceeds. Upon the exercise by the Collateral Agent of its remedies hereunder, any proceeds received by the Collateral Agent in respect of any realization upon any Pledged Collateral shall be applied in accordance with the Facility Agreement. The Grantor shall remain liable for any deficiency if the proceeds of any sale or other disposition of the Pledged Collateral are insufficient to pay the Secured Obligations and the fees and other charges of any attorneys employed by the Collateral Agent to collect such deficiency.

Article VIII

MISCELLANEOUS

Section 8.01       Performance By Collateral Agent. If the Grantor shall fail to perform any covenants contained in this Agreement (including covenants to pay insurance, taxes and claims arising by operation of law in respect of the Pledged Collateral and to pay or perform the Grantor obligations under any Pledged Collateral) or if any representation or warranty on the part of the Grantor contained herein shall be breached, and, in each case, the same shall result in an Event of Default, the Collateral Agent may (but shall not be obligated to) following notice to the Grantor of such failure to perform and the Grantor’s failure to remedy such failure within a commercially reasonable time period, do the same or cause it to be done or remedy any such breach, and may make payments for such purpose; provided, however, that the Collateral Agent shall in no event be bound to inquire into the validity of any tax, Lien, imposition or other obligation which the Grantor fails to pay or perform as and when required hereby and which the Grantor does not contest in accordance with the provisions of the Facility Agreement. Any and all amounts so paid by the Collateral Agent shall be reimbursed by the Grantor in accordance with the provisions of Section 8.08. Neither the provisions of this Section 8.01 nor any action taken by the Collateral Agent pursuant to the provisions of this Section 8.01 shall prevent any such failure to observe any covenant contained in this Agreement nor any breach of representation or warranty from constituting an Event of Default.

Section 8.02       Power of Attorney. The Grantor hereby appoints the Collateral Agent its attorney-in-fact, with full power and authority in the place and stead of the Grantor and in the name of the Grantor, or otherwise, from time to time during the existence of an Event of Default which has occurred and is continuing in the Collateral Agent’s discretion to take any action and to execute any instrument or document consistent with the terms of the Facility Agreement and the other Finance Documents which the Collateral Agent may deem necessary or advisable to accomplish the purposes hereof (but the Collateral Agent shall not be obligated to and shall have no liability to the Grantor or any third party for failure to so do or take action). The foregoing grant of authority is a power of attorney coupled with an interest and such appointment shall be irrevocable for the term hereof. The Grantor hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof.

Section 8.03      Continuing Security Interest and Assignment. This Agreement shall create a continuing security interest in the Pledged Collateral and shall (a) be binding upon the Grantor, its successors and assigns and (b) inure, together with the rights and remedies of the Collateral Agent hereunder, to the benefit of the Collateral Agent and its permitted successors, transferees and assigns and their respective officers, directors, employees, affiliates, agents, advisors and controlling Persons; provided that the Grantor shall not assign or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the Collateral Agent and any attempted assignment or transfer without such consent shall be null and void. Without limiting the generality of the foregoing clause (b), the Collateral Agent may assign or otherwise transfer any indebtedness held by it secured by this Agreement to any other Person, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to the Collateral Agent, herein or otherwise, subject however, to the provisions of the Facility Agreement.

Section 8.04       Termination and Release.

(a)               At such time as the Facility and the other Secured Obligations have been paid in full (other than contingent indemnification obligations in which no claim has been made or is reasonably foreseeable) and the Commitments have been terminated, the Pledged Collateral shall be released from the Liens created hereby, and this Agreement and all obligations (other than those expressly stated to survive such termination) of the Collateral Agent and the Grantor hereunder shall terminate, all without delivery of any instrument or any further action by any party, and all rights to the Pledged Collateral shall revert to the Grantor. At the request and sole expense of the Grantor following any such termination, the Collateral Agent shall deliver to the Grantor any Pledged Collateral held by the Collateral Agent hereunder, and execute and deliver to the Grantor any documents that the Grantor shall reasonably request to evidence such termination.

(b)               If any of the Pledged Collateral is sold, transferred or otherwise disposed of by the Grantor in a transaction permitted by the Facility Agreement, or the Facility Agreement otherwise authorizes the release of the Lien created pursuant to this Agreement thereon, then the Lien created pursuant to this Agreement in such Pledged Collateral shall be released, and the Collateral Agent, at the request and sole expense of the Grantor, shall execute and deliver to the Grantor all releases and other documents reasonably necessary or advisable for the release of the Liens created hereby on such Pledged Collateral; provided that the Grantor shall provide to the Collateral Agent evidence of such transaction’s compliance with the Facility Agreement and the other Finance Documents as the Collateral Agent shall reasonably request.

Section 8.05      Modification in Writing. None of the terms or provisions of this Agreement may be amended, modified, supplemented, terminated or waived, and no consent to any departure by the Grantor therefrom shall be effective, except by a written instrument signed by the Collateral Agent in accordance with the terms of the Facility Agreement. Any amendment, modification or supplement of any provision hereof, any waiver of any provision hereof and any consent to any departure by the Grantor from the terms of any provision hereof in each case shall be effective only in the specific instance and for the specific purpose for which made or given.

Section 8.06      Modifications to Schedule 2. In the event that (i) the Grantor receives additional Pledged Securities or (ii) some or all of the Pledged Securities are to be released pursuant to any other provisions of the Facility Agreement, the Collateral Agent shall adjust Schedule 2 hereof in order to accurately reflect which Securities Collateral are pledged pursuant to this Agreement.

Section 8.07       Notices. Unless otherwise provided herein, any notice or other communication required or permitted to be given under this Agreement shall be in writing and shall be given in the manner and become effective as set forth in the Facility Agreement, and, as to the Grantor, addressed to it at the address of the Grantor set forth in Schedule 1 hereof and as to the Collateral Agent, addressed to it at the address set forth in the Facility Agreement, or in each case at such other address as shall be designated by such party in a written notice to the other party.

Section 8.08       Indemnity and Expenses. Clauses 15 (Other indemnities) and 17 (Costs and expenses) of the Facility Agreement are hereby incorporated herein by reference mutatis mutandis. Without limiting the foregoing, all references to the Borrower in Clauses 15 (Other indemnities) and 17 (Costs and expenses) of the Facility Agreement shall be references to the Grantor for purposes of this Agreement.

Section 8.09      Governing Law. This Agreement and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon, arising out of or relating to this Agreement and the transactions contemplated hereby and thereby shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of laws thereof other than Sections 5-1401 and 5-1402 of the General Obligations Law of the State of New York.

Section 8.10       Submission to Jurisdiction.

(a)               The Grantor hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York County, and any appellate court thereof, in any action or proceeding arising out of or relating to this Agreement or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b)               Nothing in this Section 8.10 shall affect the right of the Collateral Agent to bring any action or proceeding against the Grantor or its property in the courts of any other jurisdictions where such action or proceeding may be heard.

(c)               The Grantor hereby irrevocably and unconditionally waives to the fullest extent it may legally and effectively do so any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any New York State or Federal court and the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court; and

(d)               The Grantor hereby agrees to appoint Watson Farley & Williams LLP, having an address on the date hereof at 250 West 55th Street, New York, New York 10019, attention: Steven Hollander, as its designated agent for service of process for any action or proceeding arising out of or relating to this Agreement. The Grantor also irrevocably consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process to its address specified in Schedule 1 hereof. The Grantor also agrees that service of process may be made on it by any other method of service provided for under the applicable laws in effect in the State of New York.

Section 8.11      WAIVER OF IMMUNITY. TO THE EXTENT THAT THE GRANTOR HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY FROM SUIT, JURISDICTION OF ANY COURT OR ANY LEGAL PROCESS (WHETHER THROUGH ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION, EXECUTION OF A JUDGMENT, OR FROM ANY OTHER LEGAL PROCESS OR REMEDY) WITH RESPECT TO ITSELF OR ITS PROPERTY, THE GRANTOR HEREBY IRREVOCABLY WAIVES SUCH IMMUNITY IN RESPECT OF ITS OBLIGATIONS UNDER THIS AGREEMENT.

Section 8.12      WAIVER OF JURY TRIAL. EACH OF THE GRANTOR AND THE COLLATERAL AGENT HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY HERETO OR ANY BENEFICIARY HEREOF ON ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT.

Section 8.13       Severability of Provisions. Any provision hereof which is invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without invalidating the remaining provisions hereof or affecting the validity, legality or enforceability of such provision in any other jurisdiction.

Section 8.14       Counterparts; Integration; Effectiveness. This Agreement and any amendments, waivers, consents or supplements hereto may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all taken together shall constitute a single contract. This Agreement and the other Finance Documents, and any separate letter agreements with respect to fees payable to the Collateral Agent, constitute the entire contract among the parties with respect to the subject matter hereof and supersede all previous agreements and understandings, oral or written, with respect thereto. This Agreement shall become effective when it shall have been executed by the Collateral Agent. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 8.15       No Release. Nothing set forth in this Agreement or any other Finance Document, nor the exercise by the Collateral Agent of any of the rights or remedies hereunder, shall relieve the Grantor from the performance of any term, covenant, condition or agreement on the Grantor’s part to be performed or observed in respect of any of the Pledged Collateral or from any liability to any Person in respect of any of the Pledged Collateral or shall impose any obligation on the Collateral Agent or any other Finance Party to perform or observe any such term, covenant, condition or agreement on the Grantor’s part to be so performed or observed or shall impose any liability on the Collateral Agent or any other Finance Party for any act or omission on the part of the Grantor relating thereto or for any breach of any representation or warranty on the part of the Grantor contained in this Agreement, the Facility Agreement or the other Finance Documents, or in respect of the Pledged Collateral or made in connection herewith or therewith. Anything herein to the contrary notwithstanding, neither the Collateral Agent nor any other Finance Party shall have any obligation or liability under any contracts, agreements and other documents included in the Pledged Collateral by reason of this Agreement, nor shall the Collateral Agent or any other Finance Party be obligated to perform any of the obligations or duties of the Grantor thereunder or to take any action to collect or enforce any such contract, agreement or other document included in Pledged Collateral. The obligations of the Grantor contained in this Section 8.15 shall survive termination hereof and the discharge of the Grantor’s other obligations under this Agreement, Facility Agreement and the other Finance Documents.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective representatives thereunto duly authorized.

HÖEGH LNG HOLDINGS LTD., as Grantor

By	/s/ Lindsey Keeble
Name:	Lindsey Keeble
Title	Attorney-in-fact

DANSKE BANK A/S, as Collateral Agent

By	/s/ R.S. Howley
Name:	R.S. Howley
Title:	Attorney-in-fact

[Signature Page: Höegh Share Pledge]

EXHIBIT A

FORM OF MLP ISSUER’S ACKNOWLEDGMENT

PART 1

The undersigned hereby (a) acknowledges receipt of the Pledge Agreement (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Pledge Agreement”; capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Pledge Agreement), dated as of ____________________, 2020, made by and between Höegh LNG Holdings Ltd., a Bermuda company, as pledgor (the “Grantor”), in favor of Danske Bank A/S, as Collateral Agent (the “Collateral Agent”), (b) agrees promptly to note on its books, and to cause the transfer agent for its securities to note on its books, the security interests granted to the Collateral Agent and confirmed under the Pledge Agreement, (c) agrees that it will comply with instructions of the Collateral Agent with respect to the applicable Securities Collateral without further consent by the Grantor and notwithstanding contrary instructions given by the Grantor, (d) agrees to notify the Collateral Agent upon obtaining knowledge of any Lien in favor of any Person in the applicable Securities Collateral other than the Lien of the Collateral Agent therein, (e) agrees, following its receipt of a notice from the Collateral Agent stating that the Collateral Agent is exercising exclusive control of the Securities Collateral, not to comply, and to instruct the transfer agent for its securities not to comply, with any instructions or orders regarding any or all of the Securities Collateral originated by any Person or entity other than the Collateral Agent (and its successors and assigns) or a court of competent jurisdiction, (f) waives any right or requirement at any time hereafter to receive a copy of the Pledge Agreement in connection with the registration of any Securities Collateral thereunder in the name of the Collateral Agent or its nominee or the exercise of voting rights by the Collateral Agent or its nominee and (g) agrees not to remove, and agrees not to instruct Computershare (or any successor transfer agent) to remove, any restrictive legends on the Securities Collateral, or the designation of the Securities Collateral as “restricted securities” under the Securities Act of 1933, as amended, without the prior written consent of the Collateral Agent.

HÖEGH LNG PARTNERS LP

By:______________________

Name:

Title:

EXHIBIT A

FORM OF GP ISSUER’S ACKNOWLEDGMENT

PART 2

The undersigned hereby (a) acknowledges receipt of the Pledge Agreement (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Pledge Agreement”; capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Pledge Agreement), dated as of ____________________, 2020, made by and between Höegh LNG Holdings Ltd., a Bermuda company, as pledgor (the “Grantor”), in favor of Danske Bank A/S, as Collateral Agent (the “Collateral Agent”), (b) agrees promptly to note on its books the security interests granted to the Collateral Agent and confirmed under the Pledge Agreement, (c) agrees that it will comply with instructions of the Collateral Agent with respect to the applicable Securities Collateral without further consent by the Grantor and notwithstanding contrary instructions given by the Grantor, (d) agrees to notify the Collateral Agent upon obtaining knowledge of any Lien in favor of any Person in the applicable Securities Collateral other than the Lien of the Collateral Agent therein, (e) agrees, following its receipt of a notice from the Collateral Agent stating that the Collateral Agent is exercising exclusive control of the Securities Collateral, not to comply with any instructions or orders regarding any or all of the Securities Collateral originated by any Person or entity other than the Collateral Agent (and its successors and assigns) or a court of competent jurisdiction and (f) waives any right or requirement at any time hereafter to receive a copy of the Pledge Agreement in connection with the registration of any Securities Collateral thereunder in the name of the Collateral Agent or its nominee or the exercise of voting rights by the Collateral Agent or its nominee.

HÖEGH LNG GP LLC

By:______________________

Name:

Title:

EXHIBIT B

FORM OF NOTICE TO COMPUTERSHARE

[Letterhead of Grantor]

Computershare
[address]

Re: Höegh LNG Partners LP

Dear :

The undersigned hereby notifies you, in your capacity as registrar and transfer agent for the Common Units of Höegh LNG Partners LP (the “Company”), that it has pledged and assigned to Danske Bank A/S (the “Collateral Agent”), and granted to the Collateral Agent, for the ratable benefit of the Finance Parties (as defined in the Pledge Agreement referred to below), a Lien (as defined in the Pledge Agreement) on and security interest in and to, all of the right, title and interest of Höegh LNG Holdings Ltd. (the “Grantor”) in, to and under the 15,257,498 Common Units of the Company registered in the name of the Grantor (the “Pledged Units”) pursuant to that certain Pledge Agreement (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Pledge Agreement”), dated as of ____________________, 2020, made by and between the Grantor, as pledgor in favor of the Collateral Agent, a copy of which is attached hereto as Exhibit A. The undersigned hereby requests that you (i) note on your books with respect to the Pledged Units the following: “These securities beneficially owned by Höegh LNG Holdings Ltd. are subject to a security interest granted by Höegh LNG Holdings Ltd. to Danske Bank A/S, as collateral agent, and shall not be transferred without the prior written consent of Danske Bank A/S”, (ii) comply with instructions of the Collateral Agent with respect to the Pledged Units without further consent by the Grantor and notwithstanding contrary instructions given by the Grantor, (iii) notify the Collateral Agent upon obtaining knowledge of any Lien in favor of any Person in the Pledged Units other than the Lien of the Collateral Agent therein and (iv) not remove any restrictive legends on the Pledged Units, or the designation of the Pledged Units as “restricted securities” under the Securities Act of 1933, as amended, without the prior written consent of the Collateral Agent.

[SIGNATURE PAGE FOLLOWS]

Signatures to Notice to Computershare:

Very truly yours

HÖEGH LNG HOLDINGS LTD., as Grantor

By
Name:
Title

ACKNOWLEDGED AND AGREED:

HÖEGH LNG PARTNERS LP

By: _______________________

Name:

Title:

SCHEDULE 1

ADDRESS FOR NOTICES

Name:	HÖEGH LNG HOLDINGS LTD.
Jurisdiction of organization	Bermuda
Registration number (or equivalent, if any)	39152
Registered office	Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda
Address for notices	c/o Leif Höegh (U.K.) Limited 150 Minories, London, EC3N 1LS, UK

SCHEDULE 2

SECURITIES COLLATERAL

As of 27 March, 2020

Legal Entities Owned	Record Owner	Certificated (Y/N)	Certificate No.	Register	Partnership Interests Pledged	Pledged Equity Interests (Y/N)
Höegh LNG Partners LP	Höegh LNG Holdings Ltd.	N	N/A	Book Entry (Restricted - 1933 Act)	2,101,438 Common Units issued August 12, 2014	Y
Höegh LNG Partners LP	Höegh LNG Holdings Ltd.	N	N/A	Book Entry (Restricted - 1933 Act)	13,156,060 Common Units issued August 16, 2019	Y
Höegh LNG GP LLC	Höegh LNG Holdings Ltd.	Y	001	N/A	1,000 units representing 100% of the limited liability company interests of the issuer	Y

SCHEDULE 3

PERFECTION DETAILS

Legal Name	Type of Organization	Jurisdiction of Organization	Federal Taxpayer Identification	Organizational Identification Number	Chief Executive Office / Principal Place of Business
Höegh LNG Holdings Ltd.	Company limited by shares	Bermuda	N/A	39152	c/o Leif Höegh (U.K.) Limited 150 Minories, London, EC3N 1LS, UK

The Grantor has not changed any of the above information within the past four (4) months.

EXHIBIT F

Confidential	Execution version ROBG/350/1001110191 BD-#35197778-v10

Dated 27	March	2020

HÖEGH LNG HOLDINGS LTD.

as Borrower

arranged by

ABN AMRO BANK N.V., OSLO BRANCH

DANSKE BANK A/S

NORDEA BANK ABP, FILIAL I NORGE

as Mandated Lead Arrangers and Bookrunners

with

DANSKE BANK A/S

as Agent

DANSKE BANK A/S

as Security Agent

FACILITY AGREEMENT
relating to a senior secured revolving margin loan facility of up to $80,000,000

Contents

Clause		Page

Section 1 - Interpretation		1

1	Definitions and interpretation	1

Section 2 - The Facility		31

2	The Facility	31

3	Purpose	31

4	Conditions of Utilisation	32

Section 3 - Utilisation		34

5	Utilisation	34

Section 4 - Repayment, Reduction, Prepayment and Cancellation		36

6	Repayment and Reduction	36

7	Illegality, prepayment and cancellation	39

8	Restrictions	46

Section 5 - Costs of Utilisation		48

9	Interest	48

10	Interest Periods	49

11	Changes to the calculation of interest	50

12	Fees	51

Section 6 - Additional Payment Obligations		52

13	Tax gross-up and indemnities	52

14	Increased Costs	58

15	Other indemnities	60

16	Mitigation by the Lenders	64

17	Costs and expenses	64

Section 7 - Representations, Undertakings and Events of Default		66

18	Representations	66

19	Information undertakings	74

20	Financial covenants	78

21	General undertakings	80

22	Minimum security value	86

23	Bank accounts	88

24	Business restrictions	90

25	Events of Default	93

Section 8 - Changes to Parties		98

26	Changes to the Lenders	98

27	Changes to the Borrower	104

Section 9 - The Finance Parties		105

28	Roles of Agent, Security Agent, Arrangers and Bookrunners	105

29	Trust and security matters	121

30	Enforcement of Transaction Security	125

31	Application of proceeds	126

32	Conduct of business by the Finance Parties	130

33	Sharing among the Finance Parties	130

Section 10 - Administration		132

34	Payment mechanics	132

35	Set-off	137

36	Notices	137

37	Calculations and certificates	140

38	Partial invalidity	141

39	Remedies and waivers	141

40	Amendments and waivers	141

41	Confidential Information	149

42	Counterparts	153

43	Contractual recognition of bail-in	154

Section 11 - Governing Law and Enforcement		155

44	Governing law	155

45	Enforcement	155

Schedule 1 The Original Parties		156

Schedule 2 Conditions precedent		158

THIS AGREEMENT is dated                        27 March                                          2020 and made between:

(1)	HÖEGH LNG HOLDINGS LTD. (the Borrower);

(2)	ABN AMRO BANK N.V., OSLO BRANCH, DANSKE BANK A/S and NORDEA BANK ABP, FILIAL I NORGE as mandated lead arrangers (whether acting individually or together the Arrangers);

(3)	ABN AMRO BANK N.V., OSLO BRANCH, DANSKE BANK A/S and NORDEA BANK ABP, FILIAL I NORGE as bookrunners (whether acting individually or together the Bookrunners);

(4)	THE FINANCIAL INSTITUTIONS listed in Schedule 1 as lenders (the Original Lenders);

(5)	DANSKE BANK A/S as agent of the other Finance Parties (the Agent); and

(6)	DANSKE BANK A/S as security agent for the Finance Parties (the Security Agent).

IT IS AGREED as follows:

Section 1 - Interpretation

1	Definitions and interpretation

1.1	Definitions

In this Agreement and (unless otherwise defined in the relevant Finance Document) the other Finance Documents:

2020 Bond Agreement means the bond agreement dated 3 June 2015 made between the Borrower as issuer and the 2020 Bond Trustee relating to the bond issue FRN Höegh LNG Holdings Ltd. Senior Unsecured Callable Open Bond Issue 2015/2020 with ISIN code NO 001 0739683.

2020 Bond Trustee means Nordic Trustee ASA as bond trustee on behalf of certain bondholders;

2022 Bond Agreement means the bond agreement dated 30 January 2017 made between the Borrower as issuer and Nordic Trustee ASA as bond trustee on behalf of certain bondholders relating to the bond issue FRN Höegh LNG Holdings Ltd. Senior Unsecured Callable Open Bond Issue 2017/2022 with ISIN code NO 0010782949.

2022 Bond Maturity Date means the earlier of:

(a)	the “Maturity Date” (as defined in the 2022 Bond Agreement), which on the date of this Agreement is currently 1 February 2022;

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(b)	the date on which the entire bond issue relating to the 2022 Bond Agreement is redeemed by the Borrower;

(c)	in the event that all the Bondholders exercise their “Put Option” (as defined in the 2022 Bond Agreement) in respect of all the bonds issued under the 2022 Bond Agreement, the date on which all of the bonds issued under the 2022 Bond Agreement are pre-paid; and

(d)	in the event that the Borrower’s indebtedness under the 2022 Bond Agreement is declared to be or otherwise becomes due and payable prior to the “Maturity Date” as a result of an “Event Of Default” (as defined in the 2022 Bond Agreement), the date on which such indebtedness is declared to be or otherwise becomes due and payable, save that if the entire bond issue relating to the 2022 Bond Agreement is redeemed by way of a refinancing with a maturity date of (i) 1 February 2022 or later or (ii) if the Final Repayment Date Extension is granted in accordance with clause 6.2, not earlier than seven days after the extended Final Repayment Date, then paragraphs (a) to (d) above shall be deemed to refer to such refinancing agreement or new bond agreement.

Acceptable Bank means a bank or financial institution which has a rating for its long-term unsecured and non-credit-enhanced debt obligations of BBB+ or higher by Standard and Poor’s Rating Services or Fitch Ratings Ltd or Baa1 or higher by Moody’s Investors Service Limited or a comparable rating from an internationally recognised credit rating agency.

Account means any bank account, deposit or certificate of deposit opened, made or established in accordance with clause 23 (Bank accounts).

Account Bank means, in relation to any Account, Danske Bank, Norwegian Branch or any other bank or financial institution approved by the Majority Lenders.

Account Security means, in relation to an Account, a deed or other instrument by the Borrower in favour of the Security Agent in an agreed form conferring a Security Interest over that Account.

Accounting Reference Date means 31 December or such other date as may be approved by the Majority Lenders.

Active Facility means, at any relevant time, such part of the Total Commitments (whether drawn or undrawn) as is then available for borrowing under this Agreement at such time in accordance with clause 4 (Conditions of Utilisation) to the extent that such part of the Total Commitments is not cancelled or reduced under this Agreement.

Affiliate means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

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Agent includes any person who may be appointed as such under the Finance Documents.

Applicable KYC Procedures means any applicable “know your customer” checks or similar identification procedures, or equivalent internal policies of a Finance Party, or any equivalent procedures required under applicable law or regulation (including the Money Laundering and Anti-Terrorism Act of The Netherlands (Wet ter voorkoming van witwassen en financieren terrorisme)).

Article 55 BRRD means Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

Authorisation means any authorisation, consent, concession, approval, resolution, licence, exemption, filing, notarisation or registration.

Available Commitment means a Lender's Commitment minus:

(a)	the amount of its participation in any outstanding Loans; and

(b)	in relation to any proposed Utilisation, the amount of its participation in any Loans that are due to be made on or before the proposed Utilisation Date,

but excluding that Lender’s participation in any Loans that are due to be repaid or prepaid on or before the proposed Utilisation Date.

Available Facility means the aggregate for the time being of each Lenders’ Available Commitment.

Bail-In Action means the exercise of any Write-down and Conversion Powers.

Bail-In Legislation means:

(a)	in relation to an EEA Member Country which has implemented, or which at any time implements Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(b)	in relation to any state other than such an EEA Member Country or (to the extent that the United Kingdom is not such an EEA Member Country) the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that regulation.

Basel II Accord means the "International Convergence of Capital Measurement and Capital Standards, a Revised Framework" published by the Basel Committee on Banking Supervision in June 2004 as updated prior to, and in the form existing on, the date of this Agreement, excluding any amendment thereto arising out of the Basel III Accord or Reformed Basel III.

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Basel II Approach means, in relation to any Finance Party, either the Standardised Approach or the relevant Internal Ratings Based Approach (each as defined in the Basel II Regulations applicable to such Finance Party) adopted by that Finance Party (or any of its Affiliates) for the purposes of implementing or complying with the Basel II Accord.

Basel II Increased Cost means an Increased Cost which is attributable to the implementation or application of or compliance with any Basel II Regulation in force as at the date hereof (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates).

Basel II Regulation means:

(a)	any law or regulation in force as at the date hereof implementing the Basel II Accord, (including the relevant provisions of CRD IV and CRR) to the extent only that such law or regulation re-enacts and/or implements the requirements of the Basel II Accord but excluding any provision of such law or regulation implementing the Basel III Accord; and

(b)	any Basel II Approach adopted by a Finance Party or any of its Affiliates.

Basel III Accord means, together:

(a)	the agreements on capital requirements, a leverage ratio and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement, standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated on or before the date of this Agreement;

(b)	the rules for global systemically important banks contained in “Global systemically important banks: assessment methodology and the additional loss absorbency requirement - Rules text” published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated on or before the date of this Agreement; and

(c)	any further guidance or standards published by the Basel Committee on Banking Supervision relating to “Basel III” on or before the date of this Agreement,

other than, in each such case, the agreements, rules, guidance and standards set out in Reformed Basel III.

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Basel III Increased Cost means an Increased Cost which is attributable to the implementation or application of or compliance with any Basel III Regulation (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates).

Basel III Regulation means any law or regulation implementing the Basel III Accord (including the relevant provisions of CRD IV and CRR) save to the extent that such law or regulation re-enacts a Basel II Regulation and excluding any such law or regulation which implements Reformed Basel III.

Blocked Account means any Account designated as the "Blocked Account" under clause 23 (Bank accounts).

Borrower Affiliate means Leif Höegh & Co Limited (Leif Höegh & Co.), each of its Affiliates, any trust of which Leif Höegh & Co. or any of its Affiliates is a trustee, any partnership of which Leif Höegh & Co. or any of its Affiliates is a partner and any trust, fund or other entity which is managed by, or is under the control of, Leif Höegh & Co. or any of its Affiliates provided that any such trust, fund or other entity which has been established for at least six Months solely for the purpose of making, purchasing or investing in loans or debt securities and which is managed or controlled independently from all other trusts, funds or other entities managed or controlled by Leif Höegh & Co. or any of its Affiliates which have been established for the primary or main purpose of investing in the share capital of companies shall not constitute a Borrower Affiliate.

Break Costs means the amount (if any) by which:

(a)	the interest (less the Margin) which a Lender should have received for the period from the date of receipt of all or any part of its participation in a Loan or relevant part of it or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or relevant part of it or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds:

(b)	the amount which that Lender would be able to obtain by placing an amount equal to the relevant principal amount or Unpaid Sum received by it on deposit with a leading bank for a period starting on the Business Day following receipt or recovery and ending on the last day of that Interest Period.

Business Day means a day (other than a Saturday or Sunday) on which banks are open for general business in London, Amsterdam, Copenhagen and Oslo and, in respect of a day on which payment is required to be made in dollars under a Finance Document, also New York.

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Certified Copy means in relation to any document delivered or issued by or on behalf of any company, a copy of such document certified as a true, complete and up to date copy of the original by any of the directors or officers for the time being of such company or by such company’s attorneys or solicitors or, if a Finance Party so requires, by a notary or lawyer acceptable to it.

Charged Property means all of the assets of the Borrower which from time to time are, or are expressed or intended to be, the subject of the Transaction Security.

Code means the US Internal Revenue Code of 1986.

Collateral Cash means the USD cash amounts standing to the credit of the Blocked Account.

Collateral Units Security means the pledge agreement constituting a first Security Interest by the Borrower in respect of the Höegh MLP Units and the General Partner Units or any replacement Collateral Units Security in respect of the Höegh MLP Units and the General Partner Units.

Commitment means:

(a)	in relation to an Original Lender, the amount set opposite its name under the heading “Commitment” in Schedule 1 (The Original Parties) and the amount of any other Commitment transferred to it under this Agreement; and

(b)	in relation to any other Lender, the amount of any Commitment assigned or transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement

Commitment Letters means:

(a)	the commitment letter dated 13 January 2020 between ABN AMRO Bank N.V., Oslo Branch and the Borrower relating to this Facility;

(b)	the commitment letter dated 13 January 2020 between Danske Bank, Norwegian Branch and the Borrower relating to this Facility; and

(c)	the commitment letter dated 13 January 2020 between Nordea Bank Abp, filial i Norge and the Borrower relating to this Facility,

and Commitment Letter shall mean any one of them.

Compliance Certificate means a certificate substantially in the form set out in Schedule 5 (Form of Compliance Certificate) or otherwise approved.

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Confidential Information means all information relating to the Borrower, the Group, the Finance Documents or each Facility of which a Finance Party becomes aware in its capacity as, or for the purpose of becoming, a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or the Facility from either:

(a)	any Group Member or any of its advisers; or

(b)	another Finance Party, if the information was obtained by that Finance Party directly or indirectly from any Group Member or any of its advisers,

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that:

(i)	is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of clause 41 (Confidential Information); or

(ii)	is identified in writing at the time of delivery as non-confidential by any Group Member or any of its advisers; or

(iii)	is known by that Finance Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with the Group and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality.

Confidentiality Undertaking means a confidentiality undertaking substantially in a recommended form of the Loan Market Association or in any other form agreed between the Borrower and the Agent.

Constitutional Documents means, in respect of the Borrower or Höegh MLP, such entity’s memorandum and/or articles of association, partnership agreement, bye-laws or other constitutional documents as referred to in any certificate relating to such entity delivered pursuant to Schedule 2 (Conditions precedent).

CRD IV means the directive 2013/36/EU of the European Union on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms.

CRR means the regulation 575/2013 of the European Union on prudential requirements for credit institutions and investment firms.

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Debt Purchase Transaction means, in relation to a person, a transaction where such person:

(a)	purchases by way of assignment or transfer;

(b)	enters into any sub-participation in respect of; or

(c)	enters into any other agreement or arrangement having an economic effect substantially similar to a sub-participation in respect of,

any Commitment or amount outstanding under this Agreement.

Default means an Event of Default or any event or circumstance specified in clause 25 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

Defaulting Lender means any Lender (other than a Lender which is a Borrower Affiliate):

(a)	which has failed to make its participation in a Loan available (or has notified the Agent or the Borrower (which has notified the Agent) that it will not make its participation in a Loan available) by the Utilisation Date of that Loan in accordance with clause 5.4 (Lenders' participation);

(b)	which has otherwise rescinded or repudiated a Finance Document; or

(c)	with respect to which an Insolvency Event has occurred and is continuing,

unless, in the case of paragraph (a) above:

(i)	its failure to pay is caused by:

(A)	administrative or technical error; or

(B)	a Disruption Event; and,

payment is made within three Business Days of its due date; or

(ii)	the Lender is disputing in good faith whether it is contractually obliged to make the payment in question.

Delegate means any delegate, agent, attorney, additional trustee or co-trustee appointed by the Security Agent.

Disclosure Letter means the letter dated on or around the date of this Agreement from the Borrower to the Lenders, in form and substance accepted by the Lenders, in relation to potential litigation against any Group Member or any member of the Höegh MLP Group.

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Disruption Event means either or both of:

(a)	a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with either Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

(i)	from performing its payment obligations under the Finance Documents; or

(ii)	from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

Distribution means, in respect of the Borrower, (i) the payment of any dividend, charge, fee or other distribution (or interest on any unpaid dividend, charge, fee or other distribution and whether in cash or in kind) to its shareholders on or in respect of its share capital (or any class of its share capital), (ii) the repayment or distribution of any dividend or share premium reserve, (iii) the payment of any service loans from shareholders, (iv) the payment of any management, advisory or other fee to or in the order of any of its respective shareholders or (v) the redemption, repurchase, defeasance, retirement, cancellation or repayment of any of its share capital or resolution to do so.

EBITDA means, in respect of any relevant period, the consolidated earnings of Höegh MLP before (a) deducting any provision on account of Taxation, (b) deducting any interest, discounts, or other fees incurred or payable in respect of Financial Indebtedness, (c) taking into account any items treated as exceptional or extraordinary items, (d) taking into account any foreign exchange gains and losses and (e) any amount attributable to the amortisation of intangible assets and the depreciation of tangible assets.

EEA Member Country means any member state of the European Union, Iceland, Liechtenstein and Norway.

Eligible Institution means any Lender or other bank, financial institution, trust, fund or other entity selected by the Borrower and which, in each case, is not a Group Member or a member of the Höegh MLP Group.

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Environmental Claim means any claim by, or directive from, any applicable Government Entity alleging breach of, or non-compliance with, any Environmental Laws or any Proceedings arising from any of the foregoing but excluding any claim of a vexatious or frivolous nature which is being contested in good faith.

Environmental Laws means all laws, regulations, conventions and agreements whatsoever applicable to the Borrower or any Group Vessel and relating to pollution, human or wildlife well-being or protection of the environment (including, without limitation, the United States Oil Pollution Act of 1990 and any comparable laws of the individual States of the United States of America).

Exchange means the New York Stock Exchange and any successor thereto or, any Replacement Exchange.

Exchange Business Day means any day on which the Exchange is open for trading.

Excluded Subsidiaries has the meaning given to that term in clause 19.9 (Notification of Qualified Subsidiaries).

EU Bail-In Legislation Schedule means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

Event of Default means any event or circumstance specified as such in clause 25 (Events of Default).

EU Ship Recycling Regulation means Regulation (EU) No 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling and amending Regulation (EC) No 1013/2006 and Directive 2009/16/EC (Text with EEA relevance).

Facility means the senior secured revolving credit facility made available under this Agreement as described in clause 2.1 (The Facility).

Facility Office means:

(a)	in respect of a Lender, the office or offices notified by that Lender to the Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days written notice) as the office or offices through which it will perform its obligations under this Agreement; or

(b)	in respect of any other Finance Party, the office in the jurisdiction in which it is resident for tax purposes.

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Facility Period means the period from and including the date of this Agreement to and including the date on which the Total Commitments have reduced to zero and all indebtedness of the Borrower under the Finance Documents has been fully paid and discharged.

FATCA means:

(a)	sections 1471 to 1474 of the Code or any associated regulations;

(b)	any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c)	any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

FATCA Application Date means:

(a)	in relation to a "withholdable payment" described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014;

(b)	in relation to a "passthru payment" described in section 1471(d)(7) of the Code not falling within paragraph (a) above, the first date from which such payment may become subject to a deduction or withholding required by FATCA.

FATCA Deduction means a deduction or withholding from a payment under a Finance Document required by FATCA.

FATCA Exempt Party means a Party that is entitled to receive payments free from any FATCA Deduction.

Fee Letter means any letter or letters dated on or about the date of this Agreement between the Arrangers and the Borrower (or the Agent and the Borrower) setting out any of the fees referred to in clause 12 (Fees).

Final Repayment Date means, subject to any extension pursuant to clause 6.2 (Extension of the Final Repayment Date) and subject to clause 34.8 (Business Days), the earlier of (i) the date falling no less than seven days before the 2022 Bond Maturity Date and (ii) 25 January 2022.

Final Repayment Date Extension has the meaning given to such term in clause 6.2.

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Finance Documents means:

(a)	this Agreement;

(b)	any Fee Letter;

(c)	the Security Documents; and

(d)	any other document designated as such by the Agent and the Borrower.

Finance Party means the Agent, the Security Agent, any Arranger, any Bookrunner and any Lender.

Financial Indebtedness means any indebtedness for or in respect of:

(a)	moneys borrowed and debit balances at banks or other financial institutions;

(b)	any acceptance under any acceptance credit or bill discounting facility (or dematerialised equivalent);

(c)	any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with IFRS, be treated as a finance or capital lease;

(e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f)	any Treasury Transaction (and, when calculating the value of that Treasury Transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that Treasury Transaction, that amount) shall be taken into account);

(g)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution;

(h)	any amount classified as borrowings under IFRS (other than any liability in respect of a lease or hire purchase contract which would, in accordance with IFRS in force prior to 1 January 2019, have been treated as an operating lease);

(i)	any amount of any liability under an advance or deferred purchase agreement if (i) one of the primary reasons behind entering into the agreement is to raise finance or to finance the acquisition or construction of the asset or service in question or (ii) the agreement is in respect of the supply of assets or services and payment is due more than 30 days after the date of supply;

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(j)	any amount raised under any other transaction (including any forward sale or purchase, sale and sale back or sale and leaseback agreement) of a type not referred to in any other paragraph of this definition having the commercial effect of a borrowing; and

(k)	without double counting, the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (j) above.

Financial Year means the annual accounting period of the Group and Höegh MLP Group ending on or about the Accounting Reference Date in each year.

General Partner means Höegh LNG GP LLC, a limited liability company established under the laws of the Marshall Islands having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.

General Partner Units means all of the common units or limited liability company interests in the General Partner owned by the Borrower.

Government Entity means any national or local government body, tribunal, court or regulatory or other agency and any organisation or which such body, tribunal, court or agency is a party or to which is subject.

Group means the Borrower and its Subsidiaries (other than Höegh MLP).

Group Member means the Borrower and any other entity which is part of the Group.

Group Vessel means any vessel owned or bareboat chartered by any Group Member.

Höegh MLP means Höegh LNG Partners LP a master limited partnership established under the laws of the Marshall Islands having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.

Höegh MLP Group means Höegh MLP and its Subsidiaries from time to time.

Höegh MLP Units means all of the common units, shares of capital stock or limited partnership interests in Höegh MLP (other than the incentive distribution rights) owned by the Borrower (including any custody account or other account in which such units, stock or interests are or may be held) over which a Security Interest has been granted by the Borrower in favour of the Security Agent.

Holding Company means, in relation to a person, any other person in respect of which it is a Subsidiary.

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IFRS means international accounting standards within the meaning of the IAS Regulation 1606/2002.

Impaired Agent means the Agent at any time when:

(a)	it has failed to make (or has notified a Party that it will not make) a payment required to be made by it under the Finance Documents by the due date for payment;

(b)	the Agent otherwise rescinds or repudiates a Finance Document;

(c)	(if the Agent is also a Lender) it is a Defaulting Lender under paragraphs (a) or (b) of the definition of “Defaulting Lender”; or

(d)	an Insolvency Event has occurred and is continuing with respect to the Agent;

unless, in the case of paragraph (a) above:

(i)	its failure to pay is caused by:

(A)	administrative or technical error; or

(B)	a Disruption Event; and

payment is made within five Business Days of its due date; or

(ii)	the Agent is disputing in good faith whether it is contractually obliged to make the payment in question.

Increased Costs has the meaning given to that term in paragraph (b) of clause 14.1 (Increased Costs).

Indemnified Person means:

(a)	each Finance Party, each Receiver, any Delegate and any attorney, agent or other person appointed by them under the Finance Documents;

(b)	each Affiliate of those persons; and

(c)	any officers, directors, employees, advisers, representatives or agents of any of the above persons.

Insolvency Event in relation to an entity means that the entity:

(a)	is dissolved (other than pursuant to a consolidation, amalgamation or merger);

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(b)	becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c)	makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d)	institutes or has instituted against it, by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organisation or the jurisdiction of its head or home office, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official;

(e)	has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition is instituted or presented by a person or entity not described in paragraph (d) above and:

(i)	results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding up or liquidation; or

(ii)	is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof;

(f)	has exercised in respect of it one or more of the stabilisation powers pursuant to Part 1 of the Banking Act 2009 and/or has instituted against it a bank insolvency proceeding pursuant to Part 2 of the Banking Act 2009 or a bank administration proceeding pursuant to Part 3 of the Banking Act 2009;

(g)	has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);

(h)	seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets (other than, for so long as it is required by law or regulation not to be publicly disclosed, any such appointment which is to be made, or is made, by a person or entity described in paragraph (d) above);

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(i)	has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other enforcement action or legal process levied, enforced, taken or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 90 days thereafter;

(j)	causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in paragraphs (a) to (i) above; or

(k)	takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts.

Interbank Market means the London interbank market.

Interest Period means, in relation to a Loan (or any part of a Loan), each period determined in accordance with clause 10 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with clause 9.3 (Default interest).

Inventory of Hazardous Material means a statement of compliance issued by the relevant classification society of a Group Vessel and which includes a list of any and all materials known to be potentially hazardous utilised in the construction of that Group Vessel and which also may be referred to as a List of Hazardous Material.

Joint Venture Companies means entities which are directly or indirectly owned 50 per cent. or more or controlled by a Group Member.

Last Availability Date means, subject to any extension pursuant to clause 6.2 (Extension of the Final Repayment Date), the date falling one month prior to the Final Repayment Date (or such later date as may be approved by the Lenders).

Legal Opinion means any legal opinion delivered to the Agent under clause 4 (Conditions of Utilisation).

Legal Reservations means:

(a)	the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;

(b)	the time barring of claims under the Limitation Act 1980 and the Foreign Limitation Periods Act 1984, the possibility that an undertaking to assume liability for, or indemnify a person against, non-payment of UK stamp duty may be void and defences of set-off or counterclaim; and

(c)	similar principles, rights and defences under the laws of any Relevant Jurisdiction.

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Lender means:

(a)	any Original Lender; and

(b)	any bank, financial institution, trust, fund or other entity which has become a Party as a Lender in accordance with clause 26 (Changes to the Lenders),

which in each case has not ceased to be a Lender in accordance with the terms of this Agreement.

LIBOR means, in relation to a Loan or any part of it or any Unpaid Sum:

(a)	the applicable Screen Rate;

(b)	if no Screen Rate is available for dollars for the relevant Interest Period, the rate determined in accordance with clause 11.2 (Alternative basis of interest or funding),

as of 11:00 a.m. on the Quotation Day for a period equal in length to the Interest Period of that Loan or relevant part of it or Unpaid Sum and, if that rate is less than zero, LIBOR shall be deemed to be zero.

Loan means a loan made or to be made available under the Facility or the principal amount outstanding for the time being of that loan.

Losses means any costs, expenses, payments, charges, losses, demands, liabilities, claims, actions, proceedings, penalties, fines, damages, judgments, orders or other sanctions.

Majority Lenders means a Lender or Lenders whose Commitments aggregate more than 66 2/3 per cent of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than 66 2/3 per cent of the Total Commitments immediately prior to that reduction).

Margin means 3.25 per cent per annum.

Material Adverse Effect means, in the reasonable opinion of the Majority Lenders, a material adverse effect on:

(a)	the property, assets, nature of assets, operations, liabilities or condition (financial or otherwise) of the Group taken as a whole; or

(b)	the ability of the Borrower to perform its obligations under the Finance Documents; or

(c)	the legality, validity or enforceability of, or the effectiveness or ranking of any Security Interest granted or purporting to be granted pursuant to any of, the Finance Documents or the rights or remedies of any Finance Party under any of the Finance Documents.

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Minimum Value means, at any time, the amount in dollars which is equal to the aggregate of the Loans outstanding at that time, together with any accrued interest on such Loans.

Month means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)	(subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in the calendar month in which that period is to end (if there is one) or on the immediately preceding Business Day (if there is not);

(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c)	if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last Month of any period.

New Lender has the meaning given to that term in clause 26 (Changes to the Lenders).

Non-Participating Lenders has the meaning given to that term in clause 6.2 (Extension of the Final Repayment Date).

OFAC means the Office of Foreign Assets Control of the US Department of the Treasury.

Original Financial Statements means the audited consolidated financial statements of the Borrower and Höegh MLP for the financial year ended 31 December 2018.

Original Jurisdiction means the jurisdiction under whose laws the Borrower is incorporated as at the date of this Agreement.

Original Security Documents means:

(a)	the Collateral Units Security; and

(b)	the Account Security in relation to each Account.

Participating Lenders has the meaning given to that term in clause 6.2 (Extension of the Final Repayment Date).

Participating Member State means any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

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Party means a party to this Agreement.

Permitted Security Interests means:

(a)	any Security Interest over the Höegh MLP Units, the General Partner Units or the Accounts which are granted by the Finance Documents; and

(b)	any Security Interest which is approved by the Majority Lenders.

Pledged Account means any Account designated as the “Pledged Account” under clause 23 (Bank accounts).

Proceedings means any litigation, arbitration, legal action or judicial, quasi-judicial or administrative proceedings whatsoever arising or instigated by anyone in any court, tribunal, public office or other forum whatsoever and wheresoever (including, without limitation, any action for provisional or permanent attachment of anything or for injunctive remedies or interim relief and any action instigated on an ex parte basis).

Qualified Subsidiary means any Subsidiary of the Borrower or Höegh MLP for which the Borrower or Höegh MLP, as the case may be, has provided a guarantee in respect of such Subsidiary’s financial indebtedness.

Quotation Day means, in relation to any period for which an interest rate is to be determined, two Business Days before the first day of that period unless market practice in the Interbank Market differs, in which case the Quotation Day shall be determined by the Agent in accordance with market practice in the Interbank Market (and if quotations would normally be given on more than one day, the Quotation Day will be the last of those days).

Receiver means a receiver or receiver and manager or administrative receiver of the whole or any part of the Charged Property appointed under any Security Document.

Reduction Date means the date falling 364 days after the date of this Agreement.

Reformed Basel III means the agreements contained in “Basel III: Finalising post-crisis reforms” published by the Basel Committee on Banking Supervision in December 2017, as amended, supplemented or restated.

Reformed Basel III Increased Cost means an Increased Cost which is attributable to the implementation or application of or compliance with any other law or regulation which implements Reformed Basel III (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates.

Related Fund in relation to a fund (the first fund), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

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Relevant Jurisdiction means, in relation to the Borrower:

(a)	its Original Jurisdiction;

(b)	any jurisdiction where any Charged Property owned by it is situated;

(c)	any jurisdiction where it conducts its business; and

(d)	any jurisdiction whose laws govern the perfection of any of the Security Documents entered into by it.

Repeating Representations means each of the representations set out in clause 18.2 (Status) to clause 18.8 (No misleading information) (excluding clause 18.8(d)), clause 18.11 (Ranking and effectiveness of security), clause 18.12 (Owner of Charged Property) and clause 18.27 (Sanctions).

Repeating Collateral Units Security Representations means the representations in Sections 4.02, 4.03, 4.05, 4.06 and 4.07 of the Collateral Units Security.

Replacement Exchange means an exchange or quotation system to which the trading of the Höegh MLP Units may be moved (temporarily or permanently), subject to the Agent being of the opinion that there is equivalent liquidity for the Höegh MLP Units (acting on the instructions of the Lenders) and confirming the same to the Borrower before such move.

Representative means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

Resolution Authority means any body which has authority to exercise any Write-down and Conversion Powers.

Restricted Party means a person:

(a)	that is listed on any Sanctions List or targeted by Sanctions Laws (whether designated by name or by reason of being included in a class of person);

(b)	that is domiciled, registered or located or having its main place of business in, or is incorporated under the laws of, a Sanctioned Country;

(d)	that is directly or indirectly 50 per cent or more owned or controlled by, or acting on behalf, at the direction or for the benefit of a person referred to in (a) and/or (b) above; or

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(e)	that is otherwise a subject of Sanctions Laws.

Rollover Loan means one or more Loans:

(a)	made or to be made on the same day that a maturing Loan is due to be repaid;

(b)	the aggregate amount of which is equal to or less than the amount of the maturing Loan; and

(c)	made or to be made to the Borrower for the purpose of refinancing that maturing Loan.

Rule 144 means Rule 144 published by the Securities and Exchange Commission under the Securities Act.

Sanctions Authority means:

(a)	the United Nations, the European Union, the member states of the European Union, the member states of the European Economic Area, the United States of America, the United Kingdom or any other country in which the Borrower is located or registered; and

(b)	any authority acting on behalf of any of them in connection with Sanctions Laws, including without limitation the OFAC, the U.S. Department of State, the U.S. Department of Treasury and Her Majesty’s Treasury.

Sanctioned Country means a country or territory which is, or whose government is, at any relevant time the subject or target of country or territory wide Sanctions Laws.

Sanctions Event means any of the following events:

(a)	any of the representations or statements made or deemed to be made by the Borrower in clause 18.27 (Sanctions) is or proves to have been incorrect or misleading, in any material respect when made or deemed to be made;

(b)	the Borrower, any other Group Member, any member of the Höegh MLP Group, any Joint Venture Company or any of the respective directors, officers or employees of the Borrower, other Group Member, any member of the Höegh MLP Group or Joint Venture Company becomes a Restricted Party; or

(c)	the Borrower is in breach of its obligations under clause 21.13 (Sanctions).

Sanctions Laws means the economic or financial sanctions laws and/or regulations, trade embargoes, prohibitions, restrictive measures, decisions, executive orders or notices from regulators implemented, adapted, imposed, administered, enacted and/or enforced by any Sanctions Authority.

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Sanctions List means any list of persons or entities published in connection with Sanctions Laws by or on behalf of any Sanctions Authority or public announcement of Sanctions Laws designation made by, a Sanctions Authority, each as amended, supplemented or substituted from time to time including, without limitation, Specially Designated Nationals and Blocked Persons, the Sectoral Sanctions Identifications List and the List of Foreign Sanctions Evaders maintained by OFAC, the Consolidated List of Financial Sanctions Targets and the Investment Ban List maintained by Her Majesty's Treasury.

Screen Rate means the London interbank offered rate administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for dollars and the relevant period displayed on pages LIBOR01 or LIBOR02 of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate), or on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters. If such page or service ceases to be available, the Agent may specify another page or service displaying the relevant rate after consultation with the Borrower and the Lenders.

Secured Obligations means all indebtedness and obligations at any time due, owing or incurred by the Borrower to any Finance Party (whether for its own account or as agent or trustee for itself and/or other Finance Parties) under, or related to, the Finance Documents.

Securities Act means the U.S. Securities Act of 1933 and the rules and regulations of the Securities and Exchange Commission thereunder, each as amended and supplemented from time to time.

Securities and Exchange Commission means the U.S. Securities and Exchange Commission.

Security Agent includes any person as may be appointed as such under the Finance Documents and includes any separate trustee or co-trustee appointed under clause 29.7 (Additional trustees).

Security Documents means:

(a)	the Original Security Documents; and

(b)	any other document designated as such by the Security Agent which may be executed to guarantee and/or secure any amounts owing to the Finance Parties under this Agreement or any other Finance Document.

Security Interest means a mortgage, charge, pledge, lien, assignment, trust, hypothecation or other security interest of any kind securing any obligation of any person or any other agreement or arrangement having a similar effect.

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Security Property means:

(a)	the Transaction Security expressed to be granted in favour of the Security Agent as trustee for the Finance Parties and all proceeds of that Transaction Security;

(b)	all obligations expressed to be undertaken by the Borrower to pay amounts in respect of the Secured Obligations to the Security Agent as trustee for the Finance Parties and secured by the Transaction Security together with all representations and warranties expressed to be given by the Borrower in favour of the Security Agent as trustee for the Finance Parties; and

(c)	any other amounts or property, whether rights, entitlements, choses in action or otherwise, actual or contingent, which the Security Agent is required by the terms of the Finance Documents to hold as trustee on trust for the Finance Parties.

Security Value means, at any time, the amount in dollars which, at that time, is the aggregate of (a) fifty per cent (50%) of the value of the Höegh MLP Units, (b) one hundred per cent (100%) of the value of the Collateral Cash and (c) the value of any additional security then held by the Security Agent provided under clause 22 (Minimum security value)), in each case as most recently determined in accordance with clause 22.2 (Valuation of Höegh MLP Units and Collateral Cash).

Specified Time means a time determined in accordance with Schedule 6 (Timetables).

Subsidiary of a person means any other person:

(a)	directly or indirectly controlled by such person; or

(b)	of whose dividends or distributions on ordinary voting share capital such person is beneficially entitled to receive more than 50 per cent and a person is a "wholly-owned Subsidiary" of another person if it has no members except that other person and that other person's wholly-owned Subsidiaries or persons acting on behalf of that other person or its wholly-owned Subsidiaries.

Tax means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

Total Commitments means the aggregate of the Commitments, being up to $79,999,999.98 at the date of this Agreement.

Transaction Security means the Security Interests created or evidenced or expressed to be created or evidenced under or pursuant to the Security Documents.

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Transfer Certificate means a certificate substantially in the form set out in Schedule 4 (Form of Transfer Certificate) or any other form agreed between the Agent and the Borrower.

Transfer Date means, in relation to an assignment pursuant to a Transfer Certificate, the later of:

(a)	the proposed Transfer Date specified in the Transfer Certificate; and

(b)	the date on which the Agent executes the Transfer Certificate.

Treasury Transaction means any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price.

UK Bail-In Legislation means (to the extent that the United Kingdom is not an EEA Member Country which has implemented, or implements, Article 55 BRRD) Part I of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

Unit Price means, in relation to a Höegh MLP Unit:

(a)	on a date that is an Exchange Business Day, the closing price of that Höegh MLP Unit reported on the Exchange on that date;

(b)	on a date that is not an Exchange Business Day or a date on which there is, in the reasonable opinion of the Security Agent, a disruption to or suspension of the trading of shares on the Exchange, the closing price of that Höegh MLP Unit reported on the Exchange on the immediately preceding Exchange Business Day, and if no closing price is reported on the Exchange, the closing price will be deemed to be the arithmetic mean of the last bid price and the last ask price for the Höegh MLP Unit as reported by the Exchange.

Unpaid Sum means any sum due and payable but unpaid by the Borrower under the Finance Documents.

US means the United States of America.

US GAAP means the generally accepted accounting principles of the Unites States of America.

US Tax Obligor means:

(a)	an entity which is resident for tax purposes in the US; or

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(b)	an entity some or all of whose payments under the Finance Documents are from sources within the US for US federal income tax purposes.

Utilisation means the making of a Loan.

Utilisation Date means the date on which a Utilisation is to be made.

Utilisation Request means a notice substantially in the form set out in Schedule 3 (Utilisation Request).

VAT means:

(a)	any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(b)	any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere.

Write-down and Conversion Powers means:

(a)	in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule;

(b)	in relation to any other applicable Bail-In Legislation:

(i)	any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)	any similar or analogous powers under that Bail-In Legislation; and

(c)	in relation to any UK Bail-In Legislation:

(i)	any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers; and

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(ii)	any similar or analogous powers under that UK Bail-In Legislation.

1.2	Construction

(a)	Unless a contrary indication appears, a reference in any of the Finance Documents to:

(i)	Sections, clauses and Schedules are to be construed as references to the Sections and clauses of, and the Schedules to, the relevant Finance Document and references to a Finance Document include its Schedules;

(ii)	a Finance Document or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as it may from time to time be amended, restated, novated or replaced, however fundamentally;

(iii)	words importing the plural shall include the singular and vice versa;

(iv)	a time of day are to Copenhagen time;

(v)	any person includes its successors in title, permitted assignees or transferees;

(vi)	a document in agreed form means:

(A)	where a Finance Document has already been executed by all of the relevant parties, such Finance Document in its executed form;

(B)	prior to the execution of a Finance Document, the form of such Finance Document separately agreed in writing between the Agent (acting on the instructions of the Lenders) and the Borrower as the form in which that Finance Document is to be executed or another form approved at the request of the Borrower or, if not so agreed or approved, is in the form specified by the Agent;

(vii)	approved by the Majority Lenders or approved by the Lenders means approved in writing by the Agent acting on the instructions of the Majority Lenders or, as the case may be, all of the Lenders (on such conditions as they may respectively impose) and otherwise approved means approved in writing by the Agent (on such conditions as the Agent may impose) and approval and approve shall be construed accordingly;

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(viii)	assets includes present and future properties, revenues and rights of every description;

(ix)	control of an entity means:

(A)	the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

(1)	cast, or control the casting of, more than 50 per cent of the maximum number of votes that might be cast at a general meeting of that entity; or

(2)	appoint or remove all, or the majority, of the directors or other equivalent officers of that entity; or

(3)	give directions with respect to the operating and financial policies of that entity with which the directors or other equivalent officers of that entity are obliged to comply; and/or

(B)	the holding beneficially of more than 50 per cent of the issued share capital of that entity (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital) (and, for this purpose, any Security Interest over share capital shall be disregarded in determining the beneficial ownership of such share capital), and controlled shall be construed accordingly;

(x)	the term disposal or dispose means a sale, transfer or other disposal (including by way of lease or loan but not including by way of loan of money) by a person of all or part of its assets, whether by one transaction or a series of transactions and whether at the same time or over a period of time, but not the creation of a Security Interest;

(xi)	the equivalent of an amount specified in a particular currency (the specified currency amount) shall be construed as a reference to the amount of the other relevant currency which can be purchased with the specified currency amount in the London foreign exchange market at or about 11 a.m. on the date the calculation falls to be made for spot delivery, as conclusively determined by the Agent (with the relevant exchange rate of any such purchase being the Agent's spot rate of exchange);

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(xii)	a government entity means any government, state or agency of a state;

(xiii)	a group of Lenders or a group of Finance Parties includes all the Lenders or (as the case may be) all the Finance Parties;

(xiv)	a guarantee means any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;

(xv)	indebtedness includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(xvi)	an obligation means any duty, obligation or liability of any kind;

(xvii)	something being in the ordinary course of business of a person means something that is in the ordinary course of that person's current day-to-day operational business (and not merely anything which that person is entitled to do under its Constitutional Documents);

(xviii)	pay or repay in clause 24 (Business restrictions) includes by way of set-off, combination of accounts or otherwise;

(xix)	a person includes any individual, firm, company, corporation, government entity or any association, trust, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);

(xx)	a regulation includes any regulation, rule, official directive, request or guideline (having the force of law or otherwise relating to the implementation and/or interpretation of any such regulation, rule, official directive, request or binding guideline) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation and, in relation to any Lender, includes (without limitation) any Basel II Regulation or Basel III Regulation or any law or regulation which implements Reformed Basel III, in each case which is applicable to that Lender;

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(xxi)	right means any right, privilege, power or remedy, any proprietary interest in any asset and any other interest or remedy of any kind, whether actual or contingent, present or future, arising under contract or law, or in equity;

(xxii)	trustee, fiduciary and fiduciary duty has in each case the meaning given to such term under applicable law;

(xxiii)	(i) the liquidation, winding up, dissolution, or administration of a person or (ii) a receiver or administrative receiver or administrator in the context of insolvency proceedings or security enforcement actions in respect of a person shall be construed so as to include any equivalent or analogous proceedings or any equivalent and analogous person or appointee (respectively) under the law of the jurisdiction in which such person is established or incorporated or any jurisdiction in which such person carries on business including (in respect of proceedings) the seeking or occurrences of liquidation, winding-up, reorganisation, dissolution, administration, arrangement, adjustment, protection or relief of debtors; and

(xxiv)	a provision of law is a reference to that provision as amended or re-enacted.

(b)	The determination of the extent to which a rate is "for a period equal in length" to an Interest Period shall disregard any inconsistency arising from the last day of that Interest Period being determined pursuant to the terms of this Agreement.

(c)	Where in this Agreement a provision includes a monetary reference level in one currency, unless a contrary indication appears, such reference level is intended to apply equally to its equivalent in other currencies as of the relevant time for the purposes of applying such reference level to any other currencies.

(d)	Section, clause and Schedule headings are for ease of reference only.

(e)	Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(f)	A Default (other than an Event of Default) is continuing if it has not been remedied or waived and an Event of Default is continuing if it has not been waived or remedied to the reasonable satisfaction of the Agent (acting on the instructions of the Majority Lenders).

1.3	Currency symbols and definitions

$, USD and dollars denote the lawful currency of the United States of America.

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1.4	Third party rights

(a)	Unless expressly provided to the contrary in a Finance Document for the benefit of a Finance Party or another Indemnified Person, a person who is not a party to a Finance Document has no right under the Contracts (Rights of Third Parties) Act 1999 (the Third Parties Act) to enforce or enjoy the benefit of any term of the relevant Finance Document.

(b)	Any Finance Document may be rescinded or varied by the parties to it without the consent of any person who is not a party to it (unless otherwise provided by this Agreement).

(c)	An Indemnified Person who is not a party to a Finance Document may only enforce its rights under that Finance Document through a Finance Party and if and to the extent and in such manner as the Finance Party may determine.

1.5	Finance Documents

Where any other Finance Document provides that this clause 1.5 shall apply to that Finance Document, any other provision of this Agreement which, by its terms, purports to apply to all or any of the Finance Documents and/or the Borrower shall apply to that Finance Document as if set out in it but with all necessary changes.

1.6	Conflict of documents

The terms of the Finance Documents (other than as relates to the creation and/or perfection of security) are subject to the terms of this Agreement and, in the event of any conflict between any provision of this Agreement and any provision of any Finance Document (other than in relation to the creation and/or perfection of security) the provisions of this Agreement shall prevail.

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Section 2 - The Facility

2	The Facility

2.1	The Facility

Subject to the terms of this Agreement, the Lenders make available to the Borrower a revolving loan facility in an aggregate amount equal to the Total Commitments.

2.2	Finance Parties' rights and obligations

(a)	The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b)	The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from the Borrower shall be a separate and independent debt.

(c)	A Finance Party may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.

3	Purpose

3.1	Purpose

The Borrower shall apply all amounts borrowed under the Facility, first to repaying all amounts due under the 2020 Bond Agreement until it has been repaid in full on or prior to its maturity date and, thereafter:

(a)	towards its general corporate and working capital purposes; and

(b)	towards repaying maturing Loans under the Facility.

3.2	Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

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4	Conditions of Utilisation

4.1	Conditions precedent to signing and first Utilisation

(a)	Prior to the execution of this Agreement, the Agent shall have received all the documentation and other evidence listed in Part 1 of Schedule 2 (Conditions precedent) in form and substance satisfactory to the Agent. The Agent shall notify the Borrower and the Finance Parties promptly upon being so satisfied.

(b)	The Borrower may not deliver a Utilisation Request in respect of the first Utilisation and the Lenders will only be obliged to comply with clause 5.4 (Lenders' participation) in respect of the first Utilisation, if the Agent has received all of the documents and other evidence listed in Part 2 of Schedule 2 (Conditions precedent) in form and substance satisfactory to the Agent. The Agent shall notify the Borrower and the Lenders promptly upon being so satisfied.

(c)	Other than to the extent that the Majority Lenders notify the Agent in writing to the contrary before the Agent gives the notifications described above, the Lenders authorise (but do not require) the Agent to give those notifications. The Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

4.2	Further conditions precedent

The Lenders will only be obliged to comply with clause 5.4 (Lenders' participation) if:

(a)	in the case of a Rollover Loan, on the date of the Utilisation Request and on the proposed Utilisation Date, no Event of Default or Sanctions Event is continuing or would result from the proposed Utilisation;

(b)	in the case of any other Utilisation, on the date of the Utilisation Request and on the proposed Utilisation Date, no Default or Sanctions Event is continuing or would result from the proposed Utilisation;

(c)	in relation to the first Utilisation, on the date of that Utilisation Request and on the proposed Utilisation Date, all of the representations set out in clause 18 (Representations) and in the Collateral Units Security are true (although any representations and warranties which expressly relate to a given date or period shall be required to be true and correct only as of the respective date or the respective period, as the case may be); and

(d)	in relation to each Utilisation other than the first Utilisation (including the Utilisation of a Rollover Loan), on the date of the Utilisation Request and on the proposed Utilisation Date, all of the Repeating Representations and the Repeating Collateral Units Security Representations are true (although any representations and warranties which expressly relate to a given date or period shall be required to be true and correct only as of the respective date or the respective period, as the case may be).

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4.3	Notice of satisfaction of conditions

The Agent shall notify the Lenders and the Borrower promptly after receipt by it of the documents and evidence referred to in this clause 4 in form and substance satisfactory to it. Other than to the extent that the Majority Lenders notify the Agent in writing to the contrary before the Agent gives any such notification, the Lenders authorise (but do not require) the Agent to give that notification. The Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

4.4	Waiver of conditions precedent

The conditions in this clause 4 are inserted solely for the benefit of the Finance Parties and may be waived on their behalf in whole or in part and with or without conditions by the Agent acting on the instructions of all the Lenders.

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Section 3 - Utilisation

5	Utilisation

5.1	Delivery of a Utilisation Request

The Borrower may utilise the Facility by delivery to the Agent of a duly completed Utilisation Request not later than the Specified Time.

5.2	Completion of a Utilisation Request

(a)	A Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

(i)	the proposed Utilisation Date is a Business Day falling on or before the Last Availability Date;

(ii)	the currency and amount of the Utilisation comply with clause 5.3 (Currency and amount);

(iii)	the proposed Interest Period complies with clause 10 (Interest Periods);

(iv)	it identifies the purpose for the Utilisation and that purpose complies with clause 3 (Purpose); and

(v)	for any Utilisation which pursuant to clause 3 (Purpose) is to be used to repay the 2020 Bond Agreement, it requests that such Utilisation is credited to the Blocked Account or paid directly to the 2020 Bond Trustee;

(b)	Only one Loan may be requested in each Utilisation Request.

5.3	Currency and amount

(a)	The currency specified in a Utilisation Request must be dollars.

(b)	The amount of the proposed Loan must be:

(i)	an amount not less than $5,000,000 but subject always to (ii) below; and

(ii)	not more than the lower of:

(A)	the Active Facility; and

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(B)	fifty per cent (50%) of the value of the Höegh MLP Units (as determined in accordance with clause 22.2 (Valuation of Höegh MLP Units and Collateral Cash),

less the aggregate amount of the outstanding Loans.

5.4	Maximum number of Loans

The Borrower may not deliver a Utilisation Request if, as a result of the proposed Utilisation, more than ten Loans would be outstanding.

5.5	Lenders' participation

(a)	If the conditions set out in clause 4 (Conditions of Utilisation) of this Agreement have been met and subject to clause 6.1 (Repayment), each Lender shall make its participation in each Loan available by the relevant Utilisation Date through its Facility Office.

(b)	The amount of each Lender's participation in each Loan will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making that Loan.

(c)	The Agent shall promptly notify each Lender of the amount of each Loan and the amount of its participation in that Loan by the Specified Time.

(d)	The Agent shall pay all amounts received by it in respect of each Loan (and its own participation in it, if any) to the Borrower or for its account in accordance with the instructions contained in the Utilisation Request.

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Section 4 - Repayment, Reduction, Prepayment and Cancellation

6	Repayment and Reduction

6.1	Repayment

(a)	Subject to clause 6.2 (Extension of the Final Repayment Date), the Borrower shall repay:

(i)	each Loan on the last day of its Interest Period; and

(ii)	all Loans in full on the Final Repayment Date together with all other outstanding payments in respect of each of interest, commission or fees accruing under the Finance Documents.

(b)	Without prejudice to the Borrower’s obligations under clause 6.1(a) above, if one or more Loans are to be made available to the Borrower on the same day that a maturing Loan is due to be repaid by the Borrower and the proportion borne by each Lender's participation in the maturing Loan to the amount of that maturing Loan is the same as the proportion borne by that Lender's participation in the new Loans to the aggregate amount of those new Loans, the aggregate amount of the new Loans shall be treated as if applied in or towards repayment of the maturing Loan so that:

(i)	if the amount of the maturing Loan exceeds the aggregate amount of the new Loans:

(A)	the Borrower will only be required to make a payment under clause 34.1 (Payments to the Agent) in an amount equal to that excess; and

(B)	each Lender's participation in the new Loans shall be treated as having been made available and applied by the Borrower in or towards repayment of that Lender's participation in the maturing Loan and that Lender will not be required to make a payment under clause 34.1 (Payments to the Agent) in respect of its participation in the new Loans; and

(ii)	if the amount of the maturing Loan is equal to or less than the aggregate amount of the new Loans:

(A)	the Borrower will not be required to make a payment under clause 34.1 (Payments to the Agent);

(B)	each Lender will be required to make a payment under clause 34.1 (Payments to the Agent) in respect of its participation in the new Loans only to the extent that its participation in the new Loans exceeds that Lender's participation in the maturing Loans and the remainder of that Lender's participation in the new Loans shall be treated as having been made available and applied by the Borrower in or towards repayment of that Lender's participation in the maturing Loan.

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6.2	Extension of the Final Repayment Date

(a)	Provided that no Default has occurred and is continuing (or will occur as a result of a Final Repayment Date Extension (as defined below)) including, without limitation, compliance with clause 20 (Financial Covenants), the Borrower may request to extend the Final Repayment Date and the Last Availability Date for a period of one year from the date on which the Final Repayment Date and the Last Availability Date (as applicable) would otherwise occur (a Final Repayment Date Extension), subject to the following conditions and the conditions in clause 6.2(b):

(i)	only one such request may be made throughout the Facility Period;

(ii)	the Final Repayment Date Extension may only be used to extend the Final Repayment Date and the Last Availability Date for up to 50 per cent of the Facility (as calculated after the scheduled reduction of the Total Commitments on the Reduction Date in accordance with clause 6.3 (Scheduled reduction of Facility)) and (x) the remaining Total Commitments shall continue to be reduced to zero on the original Final Repayment Date and (y) the Last Availability Date for the remaining Commitments shall continue to be the original Last Availability Date;

(iii)	the Borrower shall deliver to the Agent a written notice in the form set out in Schedule 7 (Form of Final Repayment Date Extension Request), which shall be irrevocable, with such notice being delivered not more than 60 days and not less than 30 days prior to the date falling 364 days after the date of this Agreement;

(iv)	no Lender shall be obliged to participate in such a Final Repayment Date Extension and each Lender shall in its sole discretion choose whether to accept or reject the request for a Final Repayment Date Extension;

(v)	the Final Repayment Date Extension shall only be granted if the Lenders holding in aggregate more than 50 per cent of the Total Commitments agree to such Final Repayment Date Extension. Otherwise, the Final Repayment Date Extension shall not be granted. For the purposes of this clause 6.2 and clause 7.12, the Lenders electing to participate in such a Final Repayment Date Extension shall be referred to as the Participating Lenders and the Lenders electing not to participate shall be referred to as the Non-Participating Lenders;

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(vi)	to the extent deemed necessary by the Agent, the Borrower agreeing to any and all amendments to the Finance Documents required by the Agent (acting on the instructions of the Majority Lenders) to reflect a Final Repayment Date Extension;

(vii)	the Borrower shall pay to the Agent the extension fees payable under and in accordance with clause 12.4 (Extension fee); and

(viii)	the Agent shall receive all of the following documentation and other evidence in form and substance satisfactory to the Agent:

(A)	a certificate of an authorised signatory of the Borrower and Höegh MLP certifying that each copy document relating to it specified in Schedule 2 remains correct, complete and in full force and effect as at the original Final Repayment Date and that any resolutions or power of attorney referred to in Schedule 2 in relation to it have not been revoked or amended; and

(B)	such other conditions, documents, evidence, opinions or assurances in relation to such conditions as may be reasonably required by the Agent (acting on the instructions of the Majority Lenders).

The Agent shall notify the Participating Lenders and the Borrower promptly after receipt by it of the documents and evidence referred to in this clause 6.2(a)(viii) in form and substance satisfactory to it. Other than to the extent that the Participating Lenders notify the Agent in writing to the contrary before the Agent gives any such notification, the Participating Lenders authorise (but do not require) the Agent to give that notification. The Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

(b)	Subject to satisfaction of the conditions in clause 6.2(a) (Extension of the Final Repayment Date) and to clause 7.12 (Replacement of Lender):

(i)	the Agent shall notify the Borrower and the Participating Lenders of the granting of the Final Repayment Date Extension and confirm the new Final Repayment Date and the Active Facility;

(ii)	on the original Final Repayment Date, the Commitments of the Non-Participating Lenders shall be reduced to zero;

(iii)	on the last day of each Interest Period which ends on or before the original Final Repayment Date, the Borrower shall repay each Non-Participating Lender’s participation in the Loans together with all interest and other amounts accrued under the Finance Documents which is then owing to it; and

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(iv)	the Final Repayment Date Extension shall be effective and the Final Repayment Date and the Last Availability Date for the Commitments of the Participating Lenders shall be extended for a period of one year from the original Final Repayment Date and Last Availability Date (as applicable).

6.3	Scheduled reduction of Facility

(a)	To the extent not previously reduced or cancelled, the Total Commitments shall be reduced on the Reduction Date to $70,000,000 on the Reduction Date (as revised by clause 6.4 (Adjustment of scheduled reduction) and, if required, the Borrower shall make a prepayment required to reduce the Loans then outstanding to the amount of the reduced Total Commitments.

(b)	On the Final Repayment Date (without prejudice to any other provision of this Agreement), the Total Commitments shall be reduced to zero.

6.4	Adjustment of scheduled reduction

If the Total Commitments have been partially reduced or cancelled under this Agreement (other than under clause 6.3 (Scheduled reduction of Facility)) before the Reduction Date then the amount of the instalment by which the Total Commitments shall be reduced under clause 6.3 on the Reduction Date (as reduced by any earlier operation of this clause 6.4) shall be reduced pro rata to such reduction in the Total Commitments.

7	Illegality, prepayment and cancellation

7.1	Illegality

If, in any applicable jurisdiction, it is or becomes unlawful for a Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in the Loans or it becomes unlawful for any Affiliate of a Lender for that Lender to do so:

(a)	that Lender shall promptly notify the Agent upon becoming aware of that event;

(b)	upon the Agent notifying the Borrower, the Available Commitment of that Lender will be immediately cancelled; and

(c)	to the extent that the Lender's participation has not been assigned pursuant to clause 7.12 (Replacement of Lender), the Borrower shall repay that Lender's participation in the Loans on the last day of the Interest Period occurring after the Agent has notified the Borrower or, if earlier, the date specified by the Lender in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law) and that Lender's corresponding Commitment shall be cancelled in the amount of the participation repaid.

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7.2	Sanctions

If:

(a)	in any applicable jurisdiction, it is or becomes contrary to Sanctions Laws for a Lender or an Affiliate of that Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in the Loans; or

(b)	a Lender becomes a Restricted Party as a result of it being a party to this Agreement or any other Finance Document, its participation in the Loans or a Sanctions Event,

then:

(i)	that Lender shall promptly notify the Agent upon becoming aware of that event;

(ii)	upon the Agent notifying the Borrower, the Available Commitment of that Lender will be immediately cancelled; and

(iii)	to the extent that the Lender’s participation has not been assigned pursuant to clause 7.12 (Replacement of Lender), the Borrower shall repay that Lender’s participation in the Loans on the last day of the Interest Period occurring after the Agent has notified the Borrower or, if earlier, the date specified by the Lender in the notice delivered to the Agent as being the last day of any applicable grace period permitted to ensure that the Lender remains in compliance with such Sanctions Laws pursuant to the relevant Sanctions Laws.

7.3	Sanctions Event

If a Sanctions Event occurs:

(a)	any Lender or the Borrower shall notify the Agent upon becoming aware of that Sanctions Event and the Agent shall promptly thereafter notify each Lender and the Borrower (as applicable);

(b)	any Lender may, by notice to the Agent and the Borrower, request that its Commitment is cancelled with immediate effect and request immediate prepayment of its participations in the Loans; and

(c)	if any Lender send such notice, the Agent shall by notice to the Borrower cancel that Lender’s Commitment with immediate effect and declare that all of that Lender’s participations in the Loans (together with accrued interest and all other amounts accrued or outstanding under the Finance Documents and owed to that Lender) be payable on demand, at which time they shall become payable by the Borrower on demand by the Agent on the instructions of that Lender.

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7.4	Change of control

In the event that:

(a)	Leif O. Høegh, Morten W. Høegh and/or each of their direct descendants (the Individuals) and trusts of which the Individuals are respectively principal beneficiaries individually or together:

(i)	cease to beneficially own and control (directly or indirectly) at least 20 per cent of the entire issued share capital and voting rights of the Borrower, other than as a result of a dilution following an issuance of new equity; or

(ii)	are no longer jointly the largest shareholders of the Borrower; or

(b)	the Borrower and/or companies directly owned 100 per cent and controlled by the Borrower individually or together:

(i)	cease to beneficially own and control (directly) an ownership interest and voting rights of at least 20 per cent of Höegh MLP; or

(ii)	cease to own and control (directly or indirectly) the entire issued share capital and voting rights of the General Partner; or

(c)	a majority of the board of directors of Höegh MLP ceases to consist of directors that were recommended for election by a majority of the appointed directors of Höegh MLP; or

(d)	the Borrower ceases to be listed on the Oslo Stock Exchange (or such other stock exchange which the Lenders agree to in writing prior to any de-listing (such agreement not to be unreasonably withheld)); or

(e)	Höegh MLP ceases to be listed on the New York Stock Exchange (or a Replacement Exchange which the Lenders agree to in writing prior to any de-listing (such agreement not to be unreasonably withheld)); or

(f)	the General Partner ceases to be the sole general partner of Höegh MLP,

the Total Commitments shall be cancelled and the Borrower shall prepay, within 30 days of the relevant event occurring, all of the Loans together with accrued interest and all other amounts accrued or outstanding under the Finance Documents.

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7.5	Höegh MLP cross acceleration

If any Financial Indebtedness of Höegh MLP or any Qualified Subsidiary of Höegh MLP in an aggregate amount in excess of $10,000,000 (or its equivalent in any other currency or currencies) is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described), the Borrower shall:

(a)	immediately notify the Agent of such event; and

(b)	the Agent may, and shall if so directed by the Lenders, by notice to the Borrower, cancel the Total Commitments with immediate effect and declare that all of the Loans, together with accrued interest and all other amounts accrued or outstanding under the Finance Documents be payable on demand, at which time they shall become payable on demand by the Agent on the instructions of the Lenders.

7.6	Höegh MLP Group EBITDA reduction

If the EBITDA of the Höegh MLP Group is shown in a Compliance Certificate (delivered pursuant to clause 19.3 (Compliance Certificates)) to have reduced by 50 per cent or more from the EBITDA of the Höegh MLP Group shown in the Original Financial Statements, the Borrower shall:

(a)	immediately notify the Agent of such event; and

(b)	provide its opinion to the Agent of whether or not such reduction is due to short term or operational reasons and if, after consultation with the Borrower, the Agent (acting on the instructions of the Lenders) reasonably believes that such reduction is not due to short term or operational reasons, the Agent may, and shall if so directed by the Lenders, by notice to the Borrower, cancel the Total Commitments with immediate effect and declare that all of the Loans, together with accrued interest and all other amounts accrued or outstanding under the Finance Documents be payable on demand, at which time they shall become payable on demand by the Agent on the instructions of the Lenders.

7.7	Transfer of Assets to Höegh MLP

Without prejudice to the Borrower’s obligations under clause 24.2 (General negative pledge), if a Group Member sells, transfers or otherwise disposes of any of its Assets to Höegh MLP or any other member of the Höegh MLP Group (whether directly or indirectly), the Borrower shall:

(a)	immediately notify the Agent of such event; and

(b)	for each asset so sold, transferred or disposed of, the Total Commitments shall be cancelled and reduced by an amount of $35,000,000 with immediate effect and the Borrower shall prepay such part of the Loans as is equal to such amount.

For the purposes of this clause 7.7, Assets means any company within the Group or any company or vessel owned by a Group Member.

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7.8	Voluntary cancellation

The Borrower may, if it gives the Agent not less than five Business Days (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of $5,000,000 and a multiple of $1,000,000) of any part of the Available Facility. Any cancellation under this clause 7.8 shall reduce the Commitments of the Lenders rateably.

7.9	Voluntary prepayment

The Borrower may, if it gives the Agent not less than five Business Days (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of the Loans (but if in part, being an amount that reduces the amount of the Loans by a minimum amount of $5,000,000 and that is a multiple of $1,000,000), on the last day of an Interest Period in respect of the amount to be prepaid.

7.10	Right of cancellation and prepayment in relation to a single Lender

(a)	If:

(i)	any sum payable to any Lender by the Borrower is required to be increased under clause 13.2 (Tax gross-up); or

(ii)	any Lender claims indemnification from the Borrower under clause 13.3 (Tax indemnity) or clause 14.1 (Increased costs),

the Borrower may, whilst the circumstance giving rise to the requirement for that increase or indemnification continues, give the Agent notice of cancellation of the Commitment of that Lender and its intention to procure the repayment of that Lender's participation in the Loan.

(b)	On receipt of a notice referred to in paragraph (a) above, the Commitment of that Lender shall immediately be reduced to zero.

(c)	On the last day of each Interest Period which ends after the Borrower has given notice under paragraph (a) above in relation to a Lender (or, if earlier, the date specified by the Borrower in that notice), the Borrower shall repay that Lender's participation in the Loans together with all interest and other amounts accrued under the Finance Documents which is then owing to it.

7.11	Right of cancellation in relation to a Defaulting Lender

(a)	If any Lender becomes a Defaulting Lender, the Borrower may, at any time whilst the Lender continues to be a Defaulting Lender give the Agent five Business Days’ notice of cancellation of the Available Commitment of that Lender.

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(b)	On such notice becoming effective, the Available Commitment of the Defaulting Lender shall immediately be reduced to zero and the Agent shall as soon as practicable after receipt of such notice, notify all the Lenders.

7.12	Replacement of Lender

(a)	If:

(i)	any Lender becomes a Non-Consenting Lender (as defined in paragraph (d)) below and there is no continuing Default or Event of Default; or

(ii)	the Borrower becomes obliged to repay any amount in accordance with clauses 7.1 (Illegality) or 7.2 (Sanctions) to any Lender; or

(iii)	any of the circumstances set out in paragraph (a) of clause 7.10 (Right of cancellation and prepayment in relation to a single Lender) apply to a Lender; or

(iv)	any of the circumstances set out in clause 7.2 (Sanctions) apply to a Lender and that Lender’s participation has not been assigned pursuant to the terms of this clause 7.12; or

(v)	any Lender is a Non-Participating Lender but only after the Participating Lenders have approved the Final Repayment Date Extension pursuant to clause 6.2(a)(iv) (Extension of the Final Repayment Date), the Borrower may without prejudice to its obligations to repay amounts on the terms and within the periods set out in clauses 7.1 (Illegality) or 7.2 (Sanctions) (if applicable), on five Business Days prior notice to the Agent and such Lender, replace that Lender by requiring such Lender to assign (and, to the extent permitted by law, such Lender shall assign) pursuant to clause 26 (Changes to the Lenders) all (and not part only) of its rights under this Agreement (and any Security Document to which such Lender is a party in its capacity as a Lender) to an Eligible Institution (a Replacement Lender) which confirms its willingness to undertake and does undertake all the obligations of the assigning Lender in accordance with clause 26 (Changes to the Lenders) for a purchase price in cash payable at the time of the assignment in an amount equal to the aggregate of:

(A)	the outstanding principal amount of such Lender's participation in the Loans;

(B)	all accrued interest owing to such Lender;

(C)	the Break Costs which would have been payable to such Lender pursuant to clause 11.3 (Break Costs) had the Borrower prepaid in full that Lender's participation in the Loans on the date of the assignment; and

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(D)	all other amounts payable to that Lender under the Finance Documents on the date of the assignment.

(b)	The replacement of a Lender pursuant to this clause 7.12 shall be subject to the following conditions:

(i)	the Borrower shall have no right to replace the Agent or the Security Agent;

(ii)	neither the Agent nor any Lender shall have any obligation to find a Replacement Lender;

(iii)	in the event of a replacement of a Non-Consenting Lender such replacement must take place no later than 15 Business Days after the date on which that Lender is deemed a Non-Consenting Lender;

(iv)	in the event of a replacement of a Non-Participating Lender, such replacement shall take place no later than the earlier of (a) 15 Business Days after the date on which that Lender has notified the Agent that it is a Non-Participating Lender and (b) the original Final Repayment Date;

(v)	in no event shall the Lender replaced under this clause 7.12 be required to pay or surrender any of the fees received by such Lender pursuant to the Finance Documents; and

(vi)	the Lender shall only be obliged to assign its rights pursuant to paragraph (a) above once it is satisfied that it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to that assignment.

(c)	A Lender shall perform the checks described in paragraph (b)(vi) above as soon as reasonably practicable following delivery of a notice referred to in paragraph (a) above and shall notify the Agent and the Borrower when it is satisfied that it has complied with those checks.

(d)	In the event that:

(i)	the Borrower or the Agent (at the request of the Borrower) has requested the Lenders to give a consent in relation to, or to agree to a waiver or amendment of, any provisions of the Finance Documents;

(ii)	the consent, waiver or amendment in question requires the approval of all the Lenders; and

(iii)	the Majority Lenders have consented or agreed to such waiver or amendment,

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then any Lender who does not and continues not to consent or agree to such waiver or amendment shall be deemed a Non-Consenting Lender.

7.13	Automatic cancellation

Any part of the Total Commitments which has not become available by or is undrawn on the Last Availability Date shall be automatically cancelled at close of business in Copenhagen on the Last Availability Date.

8	Restrictions

8.1	Notices of cancellation and prepayment

Any notice of cancellation or prepayment given by any Party under clause 7 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

8.2	Interest and other amounts

Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

8.3	Re-borrowing

Unless a contrary indication appears in this Agreement, the Borrower may re-borrow any part of a Facility which is (a) repaid or (b) prepaid in accordance with clause 7.9 (Voluntary prepayment) or 22.4 (Security shortfall), in accordance with the terms of this Agreement.

8.4	Prepayment in accordance with Agreement

The Borrower shall not repay or prepay all or any part of the Loans or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

8.5	No reinstatement of Commitments

No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

8.6	Agent's receipt of notices

If the Agent receives a notice under clause 7 (Illegality, prepayment and cancellation) it shall promptly forward a copy of that notice to either the Borrower or the affected Lender, as appropriate.

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8.7	Effect of repayment and prepayment on Commitments

If all or part of any Lender's participation in the Loans are repaid or prepaid and is not available for redrawing, an amount of that Lender's Commitment equal to the amount of the participation which is repaid or prepaid will be deemed to be cancelled on the date of repayment or prepayment.

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Section 5 - Costs of Utilisation

9	Interest

9.1	Calculation of interest

The rate of interest on each Loan for each Interest Period is the percentage rate per annum, which is the aggregate of:

(a)	the Margin; and

(b)	LIBOR.

9.2	Payment of interest

The Borrower shall pay accrued interest on each Loan (or any relevant part of it) on the last day of each Interest Period for the relevant Loan (and, if an Interest Period is longer than three Months, on the dates falling at three Monthly intervals after the first day of that Interest Period).

9.3	Default interest

(a)	If the Borrower fails to pay any amount payable by it under a Finance Document to a Finance Party on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to the proviso below and to paragraph (c) below, is 2 per cent (2%) per annum higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted the Loan for successive Interest Periods, each of a duration selected by the Agent (acting reasonably).

(b)	Any interest accruing under this clause 9.3 shall be immediately payable by the Borrower on demand by the Agent.

(c)	If any overdue amount consists of all or part of a Loan (or any relevant part of it) which became due on a day which was not the last day of an Interest Period relating to that Loan or the relevant part of it:

(i)	the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan or the relevant part of it; and

(ii)	the rate of interest applying to the overdue amount during that first Interest Period shall be 2 per cent (2%) per annum higher than the rate which would have applied if the overdue amount had not become due.

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(d)	Default interest payable under this clause 9.3 (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

9.4	Notification of rates of interest

(a)	The Agent shall promptly notify the Lenders and the Borrower of the determination of a rate of interest under this Agreement.

(b)	The Agent shall promptly notify the Borrower of each funding rate relating to a Loan (or any relevant part of it).

10	Interest Periods

10.1	Interest Periods

(a)	The Borrower may select an Interest Period for a Loan in the Utilisation Request for that Loan.

(b)	Subject to this clause 10 and the provisions hereto, the Borrower may select an Interest Period of one, three or six months or any other period agreed between the Borrower, the Agent and all the Lenders. If the Borrower fails to select an Interest Period, the relevant Interest Period will, subject to paragraph (c), be three months, provided always that the Borrower may not select a one month Interest Period (in aggregate across all the Loans) on more than three occasions during a calendar year.

(c)	No Interest Period shall extend beyond the Final Repayment Date (as may be extended in accordance with clause 6.2 (Extension of the Final Repayment Date).

(d)	Each Interest Period for a Loan shall start on the Utilisation Date.

(e)	Each Loan shall have one Interest Period only.

10.2	Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

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11	Changes to the calculation of interest

11.1	Market disruption

(a)	If a Market Disruption Event occurs in relation to a Loan for any Interest Period, then the rate of interest on each Lender’s share of that Loan for the Interest Period shall be the percentage rate per annum which is the sum of:

(i)	the Margin; and

(ii)	the rate notified to the Agent by that Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to that Lender of funding its participation in that Loan from whatever source it may reasonably select.

(b)	In this Agreement Market Disruption Event means:

if (i) at or about noon on the quotation day for the relevant interest period LIBOR is not available or (ii) before 17:00 (Copenhagen time) the Agent receives notifications from a Lender or Lenders whose participations in such Loan exceed 50% of that Loan that the cost to it or them of funding its participation in that Loan from whatever source it may reasonably select in the Interbank Market would be in excess of LIBOR.

11.2	Alternative basis of interest or funding

(a)	If a Market Disruption Event occurs, the Agent and the Borrowers shall, upon notification of the Market Disruption Event, enter into negotiations (for a period of not more than 30 days (the Negotiation Period) with a view to agreeing a substitute basis for determining the rate of interest.

(b)	Any alternative basis agreed pursuant to clause 11.2(a) above shall, with the prior approval of all the Lenders, be binding on all Parties.

(c)	If an alternative basis is not agreed during the Negotiation Period, the rate of interest for the period following the Negotiation Period shall be the rate notified to the Agent by that Lender as soon as practicable (and in any event before interest is due to be paid in respect of that Interest Period), to be that which expresses as a percentage rate per annum the cost to that Lender of funding its participation in the relevant Loan in the relevant Interbank Market or from whatever other source it may reasonably select.

(d)	If clause 11.2(c) applies, the Borrower shall have the option to prepay the relevant Loan or relevant part of it without premium, penalty or prepayment fee (but subject to Break Costs).

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11.3	Break Costs

(a)	The Borrower shall, within five Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of a Loan or any relevant part of it or Unpaid Sum being paid by the Borrower on a day other than the last day of an Interest Period for that Loan or that relevant part of it or Unpaid Sum.

(b)	Each Lender shall, as soon as reasonably practicable after a demand by the Agent, provide a certificate to the Borrower confirming the amount of its Break Costs for any Interest Period in which they accrue.

12	Fees

12.1	Commitment fee

(a)	The Borrower shall pay to the Agent (for the account of each Lender) a fee in dollars computed at the rate per annum equal to 40 per cent of the Margin on the daily undrawn and uncancelled Commitment of such Lender for the period which commences on the date of the Commitment Letter from each Lender to the Borrower (each a Start Date) and ends on the Last Availability Date.

(b)	The Borrower shall pay the accrued commitment fee on the last day of each of the Borrower’s financial quarters, on the Last Availability Date and, if cancelled in full, on the cancelled amount of the relevant Lender's Available Commitment at the time the cancellation is effective.

(c)	No commitment fee is payable to the Agent (for the account of a Lender) on any Available Commitment of that Lender for any day on which that Lender is a Defaulting Lender.

12.2	Arrangement fee

The Borrower shall pay to the Agent (for the account of the Arrangers) an arrangement fee in the amount and at the times agreed in a Fee Letter.

12.3	Agency fee

The Borrower shall pay to the Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter.

12.4	Final Repayment Date Extension fees

In the event that a request by the Borrower for a Final Repayment Date Extension is accepted in accordance with clause 6.2 (Final Repayment Date Extension), the Borrower shall pay to the Agent, for the account of each Participating Lender (pro rata to their remaining Commitments), an extension fee in the amount of 0.375% of the remaining Commitments, on the date on which the Agent notifies the Borrower and the Participating Lenders of the granting of the Final Repayment Date Extension in accordance with clause 6.2(b)(i).

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Section 6 -
Additional Payment Obligations

13	Tax gross-up and indemnities

13.1	Definitions

(a)	In this Agreement:

Protected Party means a Finance Party which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

Tax Credit means a credit against, relief or remission for, or repayment of any Tax.

Tax Deduction means a deduction or withholding for or on account of Tax from a payment under a Finance Document other than a FATCA Deduction.

Tax Payment means either the increase in a payment made by the Borrower to a Finance Party under clause 13.2 (Tax gross-up) or a payment under clause 13.3 (Tax indemnity).

(b)	Unless a contrary indication appears, in this clause 13 a reference to “determines” or “determined” means a determination made in the absolute discretion of the person making the determination.

13.2	Tax gross-up

(a)	The Borrower shall make all payments to be made by it under any Finance Document without any Tax Deduction, unless a Tax Deduction is required by law.

(b)	The Borrower shall, promptly upon becoming aware that it must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction), notify the Agent accordingly. Similarly, a Lender shall notify the Agent on becoming so aware in respect of a payment payable to that Lender. If the Agent receives such notification from a Lender it shall notify the Borrower.

(c)	If a Tax Deduction is required by law to be made by the Borrower, the amount of the payment due from the Borrower under the relevant Finance Document shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

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(d)	If the Borrower is required to make a Tax Deduction, the Borrower shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(e)	Within 30 days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Borrower shall deliver to the Agent, for the Finance Party entitled to the payment, evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

13.3	Tax indemnity

(a)	The Borrower shall (within three Business Days of demand by the Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document.

(b)	Paragraph (a) above shall not apply:

(i)	with respect to any Tax assessed on a Protected Party:

(A)	under the law of the jurisdiction in which that Protected Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Protected Party is treated as resident for tax purposes; or

(B)	under the law of the jurisdiction in which that Protected Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Protected Party; or

(ii)	to the extent a loss, liability or cost:

(A)	is compensated for by an increased payment under clause 13.2 (Tax gross-up); or

(B)	relates to a FATCA Deduction required to be made by a Party.

(c)	A Protected Party making, or intending to make a claim under paragraph (a) above shall promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent shall notify the Borrower.

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(d)	A Protected Party shall, on receiving a payment from the Borrower under this clause 13.3, notify the Agent.

13.4	Tax Credit

If the Borrower makes a Tax Payment and the relevant Protected Party determines that:

(a)	a Tax Credit is attributable (A) to an increased payment of which that Tax Payment forms part, (B) to that Tax Payment or (C) to a Tax Deduction in consequence of which that Tax Payment was required; and

(b)	that Protected Party has obtained and utilised that Tax Credit,

the Protected Party shall pay an amount to the Borrower which that Protected Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Borrower.

13.5	Stamp taxes

The Borrower shall:

(a)	pay; and

(b)	within three Business Days of demand, indemnify each Finance Party against any cost, expense, loss or liability that Finance Party incurs in relation to,

all stamp duty, registration or other similar Tax payable in respect of any Finance Document, provided that this clause 13.5 shall not apply in respect of any stamp duty, registration or other similar Taxes payable in respect of an assignment, transfer, sub-participation or other voluntary alienation of any kind by a Finance Party of any of its rights and/or obligations under a Finance Document.

13.6	Value added tax

(a)	All amounts expressed in a Finance Document to be payable by any party under that Finance Document to a Finance Party which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, subject to paragraph (b) below, if VAT is or becomes chargeable on any supply made by any Finance Party to any party under a Finance Document, and such Finance Party is required to account to the relevant tax authority for the VAT, that party must pay to such Finance Party (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and such Finance Party must promptly provide an appropriate VAT invoice to that party).

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(b)	If VAT is or becomes chargeable on any supply made by any Finance Party (the Supplier) to any other Finance Party (the Recipient) under a Finance Document, and any party to a Finance Document other than the Recipient (the Subject Party) is required by the terms of any Finance Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):

(i)	(where the Supplier is the person required to account to the relevant tax authority for the VAT) the Subject Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Recipient must (where this paragraph (i) applies) promptly pay to the Subject Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(ii)	(where the Recipient is the person required to account to the relevant tax authority for the VAT) the Subject Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(c)	Where a Finance Document requires any party to it to reimburse or indemnify a Finance Party for any cost or expense, that party shall reimburse or indemnify (as the case may be) such Finance Party for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Finance Party reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(d)	Any reference in this clause 13.6 to any Finance Party or any other party under or to a Finance Document shall, at any time when that party is treated as a member of a group or unity (or fiscal unity) for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated at that time as making the supply, or (as appropriate) receiving the supply, under the grouping rules (provided for in Article 11 of Council Directive 2006/112/EC (or as implemented by the relevant member state of the European Union) so that a reference to a Finance Party, or any other party under or to a Finance Document shall be construed as a reference to that party or the relevant group or unity (or fiscal unity) of which that party is a member for VAT purposes at the relevant time or the relevant representative member (or representative or head) of that group or unity at the relevant time (as the case may be).

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(e)	In relation to any supply made by a Finance Party to any party under a Finance Document, if reasonably requested by such Finance Party, that party must promptly provide such Finance Party with details of that party's VAT registration and such other information as is reasonably requested in connection with such Finance Party's VAT reporting requirements in relation to such supply.

13.7	FATCA Information

(a)	Subject to paragraph (c) below, each Party shall, within ten Business Days of a reasonable request by another Party:

(i)	confirm to that other Party whether it is:

(A)	a FATCA Exempt Party; or

(B)	not a FATCA Exempt Party;

(ii)	supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party's compliance with FATCA; and

(iii)	supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party's compliance with any other law, regulation, or exchange of information regime.

(b)	If a Party confirms to another Party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)	Paragraph (a) above shall not oblige any Party to do anything which would or might in its reasonable opinion constitute a breach of:

(i)	any law or regulation;

(ii)	any fiduciary duty; or

(iii)	any duty of confidentiality

(d)	If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraphs (a)(i) or (a)(ii) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

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(e)	If the Borrower is a US Tax Obligor or the Agent reasonably believes that its obligations under FATCA or any other applicable law or regulation require it, each Lender shall, within ten Business Days of:

(i)	where the Borrower is a US Tax Obligor and the relevant Lender is an Original Lender, the date of this Agreement;

(ii)	where the Borrower is a US Tax Obligor on a date on which any other Lender becomes a Party as a Lender, that date; or

(iii)	where the Borrower is not a US Tax Obligor, the date of a request from the Agent,

supply to the Agent:

(A)	a withholding certificate on Form W-8, Form W-9 or any other relevant form; or

(B)	any withholding statement or other document, authorisation or waiver as the Agent may require to certify or establish the status of such Lender under FATCA or that other law or regulation.

(f)	The Agent shall provide any withholding certificate, withholding statement, document, authorisation or waiver it receives from a Lender pursuant to paragraph (e) above to the Borrower.

(g)	If any withholding certificate, withholding statement, document, authorisation or waiver provided to the Agent by a Lender pursuant to paragraph (e) above is or becomes materially inaccurate or incomplete, that Lender shall promptly update it and provide such updated withholding certificate, withholding statement, document, authorisation or waiver to the Agent unless it is unlawful for the Lender to do so (in which case the Lender shall promptly notify the Agent). The Agent shall provide any such updated withholding certificate, withholding statement, document, authorisation or waiver to the Borrower.

(h)	The Agent may rely on any withholding certificate, withholding statement, document, authorisation or waiver it receives from a Lender pursuant to paragraphs (e) or (g) above without further verification. The Agent shall not be liable for any action taken by it under or in connection with paragraphs (e), (f) or (g) above.

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(i)	Each Lender shall confirm to the Agent that it is a FATCA Exempt Party within ten Business Days of:

(i)	where the relevant Lender is an Original Lender, the date of this Agreement; or

(ii)	where the relevant Lender is a New Lender, the relevant Transfer Date.

(j)	If a Lender subsequently becomes aware that it has ceased to be a FATCA Exempt Party, that Lender shall immediately notify the Agent.

13.8	FATCA Deduction

(a)	Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)	Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify the Borrower and the Agent and the Agent shall notify the other Finance Parties.

14	Increased Costs

14.1	Increased costs

(a)	Subject to clause 14.3 (Exceptions), the Borrower shall, within five Business Days of a demand by the Agent, pay for the account of a Finance Party the amount of any Increased Cost incurred by that Finance Party or any of its Affiliates which:

(i)	arises as a result of (A) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or (B) compliance with any law or regulation in each case made after the date of this Agreement; and/or

(ii)	is a Reformed Basel III Increased Cost.

(b)	In this Agreement Increased Costs means:

(i)	a reduction in the rate of return from the Facility or on a Finance Party's (or its Affiliate's) overall capital;

(ii)	an additional or increased cost; or

(iii)	a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

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14.2	Increased cost claims

(a)	A Finance Party intending to make a claim pursuant to clause 14.1 (Increased costs) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Borrower.

(b)	Each Finance Party shall, as soon as practicable after a demand by the Agent, provide a certificate confirming the amount of its Increased Costs.

14.3	Exceptions

(a)	Clause 14.1 (Increased costs) does not apply to the extent any Increased Cost is:

(i)	attributable to a Tax Deduction required by law to be made by the Borrower;

(ii)	attributable to a FATCA Deduction required to be made by a Party;

(iii)	compensated for by clause 13.3 (Tax indemnity) (or would have been compensated for under clause 13.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of clause 13.3 (Tax indemnity) applied); or

(iv)	attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation; or

(v)	a Basel II Increased Cost (unless and to the extent such Increased Cost is also the consequence of the introduction of, or any change in, or in the interpretation, administration or application of, any law or regulation which is not a Basel II Regulation); or

(vi)	a Basel III Increased Cost (unless and to the extent such Increased Cost is also the consequence of the introduction of, or any change in, or in the interpretation, administration or application of, any law or regulation which is not a Basel III Regulation).

(b)	In paragraph (a) above, a reference to a Tax Deduction has the same meaning given to the term in clause 13.1 (Definitions).

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15	Other indemnities

15.1	Currency indemnity

(a)	If any sum due from the Borrower under the Finance Documents (a Sum), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the First Currency) in which that Sum is payable into another currency (the Second Currency) for the purpose of:

(i)	making or filing a claim or proof against the Borrower; and/or

(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

the Borrower shall, as an independent obligation, within five Business Days of demand by a Finance Party, indemnify each Finance Party to whom that Sum is due against any Losses arising out of or as a result of the conversion including any discrepancy between (i) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (ii) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)	The Borrower waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

15.2	Other indemnities

The Borrower shall, within five Business Days of demand by a Finance Party, indemnify each Finance Party against any and all Losses incurred by that Finance Party as a result of:

(a)	the occurrence of any Event of Default;

(b)	a failure by the Borrower to pay any amount due under a Finance Document on its due date, including without limitation, any and all Losses arising as a result of clause 33 (Sharing among the Finance Parties);

(c)	funding, or making arrangements to fund, its participation in a Loan requested by the Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone);

(d)	any formal complaint, claim, proceeding, investigation or other action by any Sanctions Authority (i) against the Borrower, any other Group Member or any member of the Höegh MLP Group or (ii) concerning the application of any Sanctions Laws to a Finance Party in connection with its participation in (directly or indirectly) any Loan;

(e)	a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment given by the Borrower; or

(f)	the conduct of the Borrower or any of its directors, officers or employees that violates any Sanctions Laws.

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15.3	Indemnity to the Agent and the Security Agent

The Borrower shall promptly indemnify the Agent and the Security Agent against:

(a)	any and all Losses (together with any applicable VAT) incurred by the Agent or the Security Agent (acting reasonably) as a result of:

(i)	investigating any event which it reasonably believes is a Default or a Sanctions Event;

(ii)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised;

(iii)	instructing lawyers, accountants, tax advisers, valuers, surveyors or other professional advisers or experts as permitted under the Finance Documents; or

(iv)	any action taken by the Agent or the Security Agent or any of its or their representatives, agents or contractors in connection with any powers conferred by any Security Document to remedy any breach of the Borrower’s obligations under the Finance Documents, and

(b)	any and all Losses (including, without limitation, in respect of liability for negligence or any other category of liability whatsoever) (together with any applicable VAT) incurred by the Agent or the Security Agent (otherwise than by reason of the Agent's or the Security Agent's gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to clause 34.11 (Disruption to payment systems etc.) notwithstanding the Agent's or the Security Agent's negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent in acting as Agent or the Security Agent under the Finance Documents.

15.4	Indemnity concerning security

(a)	The Borrower shall promptly indemnify each Indemnified Person against any and all Losses (together with any applicable VAT) incurred by it as a result of:

(i)	any failure by the Borrower to comply with its obligations under clause 17 (Costs and expenses) or any similar provision in any other Finance Document;

(ii)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised;

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(iii)	the taking, holding, protection or enforcement of the Transaction Security;

(iv)	the exercise or purported exercise of any of the rights, powers, discretions, authorities and remedies vested in the Security Agent and each Receiver and each Delegate by the Finance Documents or by law (otherwise, in each case, than by reason of the relevant Security Agent's, Receiver's or Delegate's gross negligence or wilful misconduct);

(v)	any default by the Borrower in the performance of any of the obligations expressed to be assumed by it in the Finance Documents;

(vi)	any claim (whether relating to the environment or otherwise) made or asserted against the Indemnified Person which would not have arisen but for the execution or enforcement of one or more Finance Documents (unless and to the extent it is caused by the gross negligence or wilful misconduct of that Indemnified Person);

(vii)	instructing lawyers, accountants, tax advisers, valuers, surveyors or other professional advisers or experts as permitted under the Finance Documents; or

(viii)	(in the case of the Security Agent, any Receiver and any Delegate) acting as Security Agent, Receiver or Delegate under the Finance Documents or which otherwise relates to the Charged Property (otherwise, in each case, than by reason of the relevant Security Agent's, Receiver's or Delegate's gross negligence or wilful misconduct).

(b)	The Security Agent may, in priority to any payment to the other Finance Parties, indemnify itself out of the Charged Property in respect of, and pay and retain, all sums necessary to give effect to the indemnity in this clause 15.4 and shall have a lien on the Transaction Security and the proceeds of the enforcement of the Transaction Security for all moneys payable to it.

15.5	Continuation of indemnities

The indemnities by the Borrower in favour of any Indemnified Persons contained in this Agreement shall continue in full force and effect notwithstanding any breach by any Finance Party or the Borrower of the terms of this Agreement, the repayment or prepayment of the Loans, the cancellation of the Total Commitments or the repudiation by any Finance Party or the Borrower of this Agreement.

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15.6	Third Parties Act

(a)	Each Indemnified Person may rely on the terms of clause 15.4 (Indemnity concerning security) and clauses 13 (Tax gross-up and indemnities) and 9 (Interest) insofar as it relates to interest on, or the calculation of, any amount demanded by that Indemnified Person under clause 15.4 (Indemnity concerning security), subject to clause 1.4 (Third party rights) and the provisions of the Third Parties Act.

(b)	Where an Indemnified Person (other than a Finance Party) (the Relevant Beneficiary) who is:

(i)	appointed by a Finance Party under the Finance Documents;

(ii)	an Affiliate of any such person or that Finance Party; or

(iii)	an officer, director, employee, adviser, representative or agent of any of the above persons or that Finance Party,

is entitled to receive any amount (a Third Party Claim) under any of the provisions referred to in paragraph (a) above:

(A)	the Borrower shall at the same time as the relevant Third Party Claim is due to the Relevant Beneficiary pay to that Finance Party a sum in the amount of that Third Party Claim;

(B)	payment of such sum to that Finance Party shall, to the extent of that payment, satisfy the corresponding obligations of the Borrower to pay the Third Party Claim to the Relevant Beneficiary; and

(C)	if the Borrower pays the Third Party Claim direct to the Relevant Beneficiary, such payment shall, to the extent of that payment, satisfy the corresponding obligations of the Borrower to that Finance Party under sub-paragraph (A) above.

15.7	Exclusion of liability

Without prejudice to any other provision of the Finance Documents excluding or limiting the liability of any Indemnified Person, no Indemnified Person will be in any way liable or responsible to the Borrower (whether as mortgagee in possession or otherwise) who is a Party or is a party to a Finance Document to which this clause applies for any loss or liability arising from any act, default, omission or misconduct of that Indemnified Person, except to the extent caused by its own gross negligence or wilful misconduct. Any Indemnified Person may rely on this clause 15.7 subject to clause 1.4 (Third party rights) and the provisions of the Third Parties Act.

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16	Mitigation by the Lenders

16.1	Mitigation

(a)	Each Finance Party shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in the Facility ceasing to be available or any amount becoming payable under or pursuant to, or cancelled pursuant to, any of clause 7.1 (Illegality), clause 13 (Tax gross-up and indemnities) or clause 14 (Increased Costs) including (but not limited to) assigning its rights or transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b)	Paragraph (a) above does not in any way limit the obligations of the Borrower under the Finance Documents.

16.2	Limitation of liability

(a)	The Borrower shall promptly indemnify each Finance Party for all costs and expenses incurred by that Finance Party as a result of steps taken by it under clause 16.1 (Mitigation).

(b)	A Finance Party is not obliged to take any steps under clause 16.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

17	Costs and expenses

17.1	Transaction expenses

The Borrower shall promptly (and in any case within five Business Days) on demand, pay the Agent, the Security Agent or the Arrangers the amount of all costs and expenses (including fees, costs and expenses of lawyers, accountants, tax advisers, valuers, surveyors or other professional advisers or experts) (together with any applicable VAT) reasonably incurred and properly evidenced by any of them (and, in the case of the Security Agent, by any Receiver or Delegate) in connection with the negotiation, preparation, printing, execution, syndication, registration and perfection and any release, discharge or reassignment of:

(a)	this Agreement and any other documents referred to in this Agreement and the Security Documents;

(b)	any other Finance Documents executed or proposed to be executed after the date of this Agreement including any executed to provide additional security under clause 22 (Minimum security value); or

(c)	any Security Interest expressed or intended to be granted by a Finance Document.

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17.2	Amendment costs

If:

(a)	the Borrower requests an amendment, waiver or consent; or

(b)	an amendment is required pursuant to clause 34.10 (Change of currency),

the Borrower shall, within five Business Days of demand, reimburse each of the Agent or the Security Agent for the amount of all costs and expenses (including fees, costs and expenses of lawyers, accountants, tax advisers, valuers, surveyors or other professional advisers or experts) (together with any applicable VAT) reasonably incurred by the Agent and the Security Agent (and in the case of the Security Agent by any Receiver or Delegate) in responding to, evaluating, negotiating or complying with that request or requirement.

17.3	Enforcement, preservation and other costs

The Borrower shall, within three Business Days of demand by a Finance Party, pay to each Finance Party the amount of all costs and expenses (including fees, costs and expenses of lawyers, accountants, tax advisers, valuers, surveyors or other professional advisers or experts) (together with any applicable VAT) incurred by that Finance Party in connection with:

(a)	the enforcement of, or the preservation of any rights under, any Finance Document and the Transaction Security and any proceedings instituted by or against any Indemnified Person as a consequence of taking or holding the Security Documents or enforcing those rights; or

(b)	any valuation carried out under clause 22 (Minimum security value).

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Section 7 -  Representations, Undertakings and Events of Default

18	Representations

18.1	The Borrower makes and repeats the representations and warranties set out in this clause 18 to each Finance Party at the times specified in clause 18.32 (Times when representations are made).

18.2	Status

(a)	Each of the Borrower and the General Partner is a company or corporation, duly incorporated and validly existing and in goodstanding under the law of its Original Jurisdiction.

(b)	Each of the Borrower and the General Partner has power and authority to own its assets and to carry on its business as it is now being conducted.

18.3	Binding obligations

Subject to the Legal Reservations:

(a)	the obligations expressed to be assumed by the Borrower in each Finance Document to which it is, or is to be, a party are or, when entered into by it, will be legal, valid, binding and enforceable obligations; and

(b)	(without limiting the generality of paragraph (a) above) each Security Document to which the Borrower is, or will be, a party, creates or will create the Security Interests which that Security Document purports to create and those Security Interests are or will be valid and effective.

18.4	Non-conflict

(a)	The entry into and performance by the Borrower of, and the transactions contemplated by the Finance Documents and the granting of the Transaction Security do not and will not conflict with:

(i)	any law or regulation applicable to the Borrower;

(ii)	the Constitutional Documents of the Borrower;

(iii)	any agreement or other instrument binding upon the Borrower, in any material respect, or any agreement or instrument binding upon any Group Member or any of their assets,

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or constitute a default or termination event (however described) under any such agreement or instrument.

(b)	The Borrower is not in possession of any, and is not entering into the Finance Documents or the transactions contemplated thereby on the basis of, any material non-public information in respect of Höegh MLP or the Höegh MLP Units, and no information provided by or on behalf of the Borrower to any Finance Party in connection with any of the Finance Documents constitutes material non-public information with respect to Höegh MLP or the Höegh MLP Units, in each case, for the purposes of United States Federal and state securities law (including, but not limited to, the Securities Act).

18.5	Power and authority

(a)	The Borrower has the power to enter into, perform and deliver and comply with its obligations under, and has taken all necessary action to authorise its entry into, performance and delivery of, and compliance with, each Finance Document to which it is, or is to be, a party and each of the transactions contemplated by those documents.

(b)	No limitation on the Borrower's powers to borrow, create security or give guarantees will be exceeded as a result of any transaction under, or the entry into of any Finance Document.

18.6	Validity and admissibility in evidence

(a)	All Authorisations required:

(i)	to enable the Borrower lawfully to enter into, exercise its rights and comply with its obligations under each Finance Document to which it is a party;

(ii)	to make each Finance Document to which it is a party admissible in evidence in its Relevant Jurisdictions; and

(iii)	to ensure that the Transaction Security has the priority and ranking contemplated by the Security Documents,

have been obtained or effected and are in full force and effect except any Authorisation or filing referred to in clause 18.15 (No filing or stamp taxes), which Authorisation or filing will be promptly obtained or effected within any applicable period.

(b)	All Authorisations necessary for the conduct of the business, trade and ordinary activities of the Borrower have been obtained or effected and are in full force and effect if failure to obtain or effect those Authorisations might have a Material Adverse Effect.

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18.7	Governing law and enforcement

(a)	Subject to the Legal Reservations, the choice of governing law of any Finance Document will be recognised and enforced in the Borrower's Relevant Jurisdictions.

(b)	Subject to the Legal Reservations, any judgment obtained in relation to any Finance Document in the jurisdiction of the governing law of that Finance Document will be recognised and enforced in its Relevant Jurisdictions.

18.8	No misleading information

(a)	Any factual information provided by or on behalf of any Group Member or any member of the Höegh MLP Group to a Finance Party in connection with the Finance Documents (including information provided in the Disclosure Letter) is true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

(b)	Any financial projection or forecast provided by or on behalf of any Group Member or any member of the Höegh MLP Group to a Finance Party in connection with the Finance Documents has been prepared on the basis of recent historical information and on the basis of reasonable assumptions.

(c)	No event or circumstance has occurred or arisen and no information has been has been given or withheld that results in the information so provided being untrue or misleading in any material respect.

(d)	All other written information provided by any Group Member or any member of the Höegh MLP Group (including its advisers) to a Finance Party was true, complete and accurate in all material respects as at the date it was provided and is not misleading in any material respect.

18.9	Original Financial Statements

(a)	The Original Financial Statements were prepared in accordance with IFRS consistently applied unless expressly disclosed to the Agent in writing to the contrary before the date of this Agreement.

(b)	The Original Financial Statements accurately represent the Group’s and or any member of the Höegh MLP Group’s financial condition and operations during the relevant financial year.

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18.10	Pari passu ranking

The Borrower’s payment obligations under the Finance Documents to which it is, or is to be, a party rank at least pari passu with all its other present and future unsecured and unsubordinated payment obligations, except for obligations mandatorily preferred by law applying to companies generally.

18.11	Ranking and effectiveness of security

Subject to the Legal Reservations and any filing, registration or notice requirements which is referred to in any legal opinion delivered to the Agent under clause 4.1 (Conditions precedent):

(a)	the Transaction Security has (or will have when the relevant Security Documents have been executed) the priority which it is expressed to have in the Security Documents;

(b)	the Charged Property is not subject to any Security Interest other than Permitted Security Interests; and

(c)	the Transaction Security will constitute perfected security on the assets described in the Security Documents.

18.12	Owner of Charged Property

The Borrower is the sole legal and beneficial owner of the Charged Property over which it purports to grant a Security Interest under the Security Documents.

18.13	Good title to assets

The Borrower each has a good, valid and marketable title to, or valid leases or licences of and all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted.

18.14	No insolvency

No corporate action, legal proceeding or other procedure or step described in clause 25.9 (Insolvency proceedings) or creditors' process described in clause 25.10 (Creditors' process) has been taken or, to the knowledge of the Borrower, threatened in relation to a Group Member and none of the circumstances described in clause 25.8 (Insolvency) applies to any Group Member.

18.15	No filing or stamp taxes

Subject to any Legal Reservation, under the laws of the Borrower's Relevant Jurisdiction it is not necessary that any Finance Document to which it is, or is to be a party, be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to any such Finance Document or the transactions contemplated by the Finance Documents except any filing, recording or enrolling or any tax or fee payable in relation to any Finance Document which is referred to in any Legal Opinion and which will be made or paid promptly after the date of the relevant Finance Document.

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18.16	Deduction of Tax

The Borrower is not required to make any Tax Deduction (as defined in clause 13.1 (Definitions)) from any payment it may make under any Finance Document to a Lender.

18.17	Tax compliance

(a)	The Borrower is not materially overdue in the filing of any Tax returns or overdue in the payment of any amount in respect of Tax.

(b)	No claims or investigations are being, or are reasonably likely to be, made or conducted against the Borrower with respect to Taxes such that a liability of, or claim against, the Borrower is reasonably likely to arise for an amount for which adequate reserves have not been provided in the Original Financial Statements and which might have a Material Adverse Effect.

(c)	The Borrower is not resident for Tax purposes in any jurisdiction outside of its Original Jurisdiction.

18.18	Other Tax matters

The execution or delivery or performance by any Party of the Finance Documents will not result in any Finance Party having or being deemed to have a place of business in any Relevant Jurisdiction of the Borrower.

18.19	No Default

(a)	No Event of Default and, on the date of this Agreement, no Default is continuing or might reasonably be expected to result from the making of any Utilisation or the entry into, the performance of, or any transaction contemplated by, any Finance Document.

(b)	No other event or circumstance is outstanding which constitutes (or, with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing, would constitute) a default or termination event (however described) under any other agreement or instrument which is binding on the Borrower or to which any of the Borrower’s assets are subject which might have a Material Adverse Effect.

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18.20	No proceedings

Other than has been disclosed to the Lenders in the Disclosure Letter:

(a)	no litigation, arbitration or administrative proceedings or investigations of, or before, any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a Material Adverse Effect has or have (to the best of the Borrower’s knowledge and belief (having made due and careful enquiry)) been started or threatened against any Group Member.

(b)	no judgment or order of a court, arbitral tribunal or other tribunal or any order or sanction of any governmental or other regulatory body which is reasonably likely to have a Material Adverse Effect has (to the best of the Borrower’s knowledge and belief (having made due and careful enquiry)) been made against any Group Member.

18.21	No breach of laws

The Borrower has not breached any law or regulation which breach might have a Material Adverse Effect.

18.22	U.S. Investment Company Act 1940

The Borrower is not, and will not be, as a result of entering into any of the Finance Documents or the transactions thereunder, required to register as an "investment company" (as defined in the U.S. Investment Company Act 1940).

18.23	Environmental matters

Except as may already have been disclosed by the Borrower in writing to, and acknowledged in writing by, the Agent, to the best knowledge and belief of the Borrower (having made due enquiry) no Environmental Claim has been made or threatened or pending against any Group Member, the effect of which has had or is likely to have a Material Adverse Effect.

18.24	Anti-corruption law

The Borrower, each Group Member and each member of the Höegh MLP Group has conducted its businesses in compliance with applicable anti-corruption laws and the Borrower has instituted and maintained policies and procedures applicable to itself, the Group and the Höegh MLP Group designed to promote and achieve compliance with such laws, including any law or regulation or judicial or official order applicable to it (including Directive (EU) 2015/849, implemented to combat money laundering, as amended from time to time.

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18.25	Security

No Security Interest exists over all or any of the present or future assets of the Borrower save as permitted by this Agreement.

18.26	Compliance with Money Laundering Regulation

On the date hereof and on each day throughout the Facility Period, in relation to the borrowing by the Borrower of the Loans, the performance and discharge of its obligations and liabilities under this Agreement or any of the other Finance Documents and the transactions and other arrangements effected or contemplated by this Agreement or any of the other Finance Documents to which the Borrower is a party, it is acting for its own account and that the foregoing will not involve or lead to a contravention of any law, official requirement or other regulatory measure or procedure which has been implemented to combat "money laundering" (as defined in Article 1 of the Directive (91/308/EEC), as amended, of the Council of the European Communities).

18.27	Sanctions

(a)	The Borrower, each other Group Member and each member of the Höegh MLP Group, their respective directors, officers, employees, and to the best of the Borrower’s knowledge their Joint Venture Companies, is/are and has been in compliance with Sanctions Laws and has not engaged, directly or indirectly in any trade, business or other activities with or for the benefit of any Restricted Party;

(b)	None of the Borrower, any other Group Member or any member of the Höegh MLP Group, and their respective directors, officers, employees, and to the best of the Borrower’s knowledge none of their respective Joint Venture Companies:

(i)	is a Restricted Party; or

(ii)	is aware (to the best of its knowledge, having made due and careful inquiry) that it is subject to or involved in any inquiry, claim, action, suit, proceeding or investigation against it with respect to Sanctions Laws by any Sanctions Authority;

(c)	To the best of the Borrower’s knowledge (having made due and careful inquiry):

(i)	the agents and representatives of the Borrower are in compliance with Sanctions Laws applicable to them and have not engaged, directly or indirectly in any trade, business or other activities with or for the benefit of any Restricted Party; and

(ii)	none of the agents or representatives of the Borrower are a Restricted Party nor is it aware that any of them are subject to or involved in any inquiry, claim, action, suit, proceeding or investigation against them with respect to Sanctions Laws by any Sanctions Authority.

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18.28	Sanctions policies and procedures

The Group and the Höegh MLP Group each maintains appropriate policies and procedures to:

(a)	identify any risks to its business as a result of Sanctions Laws; and

(b)	promote and achieve compliance with Sanctions Laws.

18.29	No Winding-up

None of the Borrower, Höegh MLP or the General Partner has taken any corporate action nor have any other steps been taken or legal proceedings been started or (to the best of its knowledge and belief) threatened against any of them for winding-up, dissolution, administration or otherwise for the appointment of a receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of any of them or of any or all of their assets or revenues.

18.30	No material adverse change

Since the date of the Original Financial Statements, nothing shall have occurred (and neither the Agent nor any of the Lenders shall have become aware of any condition or circumstance not previously known to it or them) which the Lenders, acting reasonably, shall determine has had or could reasonably be expected to have a Material Adverse Effect.

18.31	No immunity

Neither the Borrower nor any of its assets is immune to any legal action or proceeding.

18.32	Times when representations are made

(a)	All of the representations and warranties set out in this clause 18 (other than clauses 18.4(b) (Non-conflict) and 18.28 (Sanctions policies and procedures)) are deemed to be made on the dates of:

(i)	this Agreement;

(ii)	the first Utilisation Request; and

(iii)	the first Utilisation.

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(b)	The representations and warranties set out in clause 18.4(b) (Non-conflict) are deemed to be made on the date of this Agreement, the date of the first Utilisation Request and each Utilisation Date.

(c)	The representations and warranties set out in clause 18.28 (Sanctions policies and procedures) are deemed to be made on the date of this Agreement.

(d)	The Repeating Representations are deemed to be made on the dates of each subsequent Utilisation Request, each subsequent Utilisation Date and the first day of each Interest Period.

(e)	Each representation or warranty deemed to be made after the date of this Agreement shall be deemed to be made by reference to the facts and circumstances existing at the date the representation or warranty is deemed to be made.

19	Information undertakings

19.1	The Borrower undertakes that this clause 19 will be complied with throughout the Facility Period.

19.2	Financial statements

(a)	The Borrower shall supply to the Agent in sufficient copies for all the Lenders, as soon as the same become available, but in any event within 180 days after the end of each of its financial years, its and Höegh MLP’s audited consolidated financial statements for that financial year.

(b)	The Borrower shall supply to the Agent in sufficient copies for all the Lenders, as soon as the same become available, but in any event within 60 days after the end of each quarterly period of each of its financial years, its and Höegh MLP’s unaudited consolidated financial statements for that quarterly period.

19.3	Compliance Certificates

(a)	The Borrower shall supply to the Agent, with each set of financial statements delivered pursuant to clause 19.2 (Financial statements), a Compliance Certificate setting out (in reasonable detail) computations as to compliance with clause 20 (Financial covenants) and clause 22.4 (Security shortfall).

(b)	Each Compliance Certificate shall be signed by the Chief Executive Officer or the Chief Financial Officer of the Borrower.

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19.4	Requirements as to financial statements

(a)	Each set of financial statements delivered by the relevant party pursuant to clause 19.2 (Financial statements) shall be accompanied by a Compliance Certificate confirming that such statements fairly represent its financial condition as at the date at which those financial statements were drawn up.

(b)	The Borrower shall procure that each set of financial statements delivered pursuant to clause 19.2 (Financial statements) is prepared using IFRS or US GAAP, as applicable.

(c)	The Borrower shall procure that each set of financial statements delivered pursuant to clause 19.2 (Financial statements) has been audited by Ernst & Young AS or any other internationally recognised firm of independent auditors.

(d)	The Borrower shall procure that each set of financial statements delivered pursuant to clause 19.2 (Financial statements) are in English or accompanied by a certified translation into English.

19.5	Year-end

The Borrower shall procure that each Financial Year-end of the Borrower and Höegh MLP falls on the Accounting Reference Date.

19.6	Information: miscellaneous

(a)	The Borrower shall on the written request of the Agent supply to the Agent all documents dispatched to its and Höegh MLP’s shareholders (or any class of them) to the extent they relate to this financing and the Borrower shall each supply to the Agent all documents dispatched to all (or a class of) its and Höegh MLP’s creditors generally at the same time as they are dispatched.

(b)	The Borrower shall supply to the Agent:

(i)	promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against the Borrower or Höegh MLP, and which might, if adversely determined, have a Material Adverse Effect;

(ii)	promptly, such further information and/or documents as any Finance Party (through the Agent) may reasonably request so as to enable it to comply with any laws applicable to it (including, without limitation, compliance with FATCA); and

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(iii)	promptly upon becoming aware of them, the details of:

(A)	any petition or notice of meeting to consider any resolution to wind up the Borrower or Höegh MLP (or any event analogous thereto under the laws of the place of its incorporation); or

(B)	the making of any Environmental Claim against the Borrower or any Group Member or of the occurrence of any incident which may give rise to any such Environmental Claim or is reasonably likely to have a Material Adverse Effect, and the Borrower will keep the Agent regularly and promptly informed in reasonable detail of the nature of, and response to, any such Environmental Claim;

(c)	as soon as reasonably practicable and in any event within 150 days of the end of each of its financial years, the Borrower shall provide financial projections in accordance with statutory reporting (on a consolidated basis including Höegh MLP) for the following two financial years;

(d)	promptly, such further information regarding (i) the financial condition of the Group and (ii) the business and operations of the Borrower or Höegh MLP, including (for the avoidance of doubt) the issues set out in the Disclosure Letter, as any Finance Party (through the Agent) may reasonably request, provided that nothing in the subparagraph will require the Borrower to breach any duty of confidentiality;

(e)	promptly, information regarding any material development directly relating to the matters covered by the Disclosure Letter;

(f)	with such financial, commercial and technical data that the Agent may reasonably require, including information regarding minimum liquidity covenants or any legal obligations entered into by the Borrower or Höegh MLP.

19.7	Notification of Default or Sanctions Event

(a)	The Borrower shall notify the Agent of any Default (and the steps, if any, being taken to remedy it) and any Sanctions Event promptly upon the Borrower becoming aware of its occurrence.

(b)	Promptly upon a request by the Agent, the Borrower shall supply to the Agent a certificate signed by two of its directors or senior officers on its behalf certifying that no Default is continuing and no Sanctions Event has occurred (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

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19.8	Notification of Qualified Subsidiaries

The Borrower:

(a)	shall notify the Agent of the entities which are excluded from being Qualified Subsidiaries on or around the date of signing this Agreement (the Excluded Subsidiaries);

(b)	shall provide a confirmation of the Excluded Subsidiaries in each quarterly Compliance Certificate;

(c)	shall notify the Agent of any event of default relating to any Excluded Subsidiary;

(d)	undertakes to notify the Agent in the event that any of the events set out in clauses 25.8 (Insolvency), 25.9 (Insolvency proceedings), 25.10 (Creditors’ process) and 25.13 (Expropriation) occur in relation to an Excluded Subsidiary and shall provide the Agent with reasonable information and/or updates in connection therewith.

19.9	Sufficient copies

The Borrower, if so requested by the Agent, shall deliver sufficient copies of each document to be supplied under the Finance Documents to the Agent to distribute to each of the Lenders.

19.10	"Know your customer" checks

(a)	If:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(ii)	any change in the status of the Borrower, Höegh MLP or the General Partner (or of a Holding Company of the Borrower, Höegh MLP or the General Partner) or the composition of the shareholders of the Borrower, Höegh MLP or the General Partner (or of a Holding Company of the Borrower, Höegh MLP or the General Partner) after the date of this Agreement;

(iii)	a proposed assignment or transfer by a Lender of any of its rights and/or obligations under this Agreement to a party that is not already a Lender prior to such assignment or transfer;

(iv)	any change of the ultimate beneficiaries of the Borrower, Höegh MLP or the General Partner, after the date of this Agreement; or

(v)	any Applicable KYC Procedures,

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obliges the Agent or any Lender (or, in the case of paragraph (iii) above, any prospective new Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, the Borrower shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective new Lender) in order for the Agent or such Lender or, in the case of the event described in paragraph (iii) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents, provided that in relation to paragraphs (ii) or (iv) above, the Borrower shall only be required to supply or procure the supply of documentation and other evidence in respect of a shareholder or ultimate beneficiary that is not (w) a Group Member, (x) a member of the Höegh MLP Group, (y) a Borrower Affiliate or (z) an Individual (as defined in clause 7.4 (Change of control)) or trust of which an Individual is the principal beneficiary, if the Borrower is, using reasonable endeavours, able to obtain and permitted to supply that documentation or other evidence to the Agent or relevant Lender.

(b)	Each Finance Party shall, promptly upon the request of the Agent or the Security Agent, supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent or the Security Agent (for itself) in order for it to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

20	Financial covenants

20.1	Undertaking to comply

The Borrower undertakes that this clause 20 will be complied with throughout the Facility Period.

20.2	Financial definitions

In this clause 20 and clause 24.4 (Distributions):

Available Drawings means, at any date for determination under this Agreement, the total amount which, as at such time, the Borrower on a consolidated basis is entitled to draw under any credit facility with a major international bank or financial institution for a term of more than 12 Months and not subject to any conditions with which it or any other relevant party would not be able to comply at such time.

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Book Equity means, at any date for determination under this Agreement, the value of the capital and reserves of the Borrower on a consolidated basis determined on a consolidated basis in accordance with IFRS or US GAAP, as applicable, and as shown in the Latest Balance Sheet (but excluding any hedging reserve as shown in the relevant consolidated equity statement and the mark-to-market value of any financial derivatives).

Free Liquid Assets means, at any date of determination under this Agreement, the aggregate value of the following for the Borrower on a consolidated basis:

(a)	cash in hand;

(b)	deposits in banks (including any amounts credited to any of the Accounts) and financial institutions;

(c)	debt securities which are publicly traded on a major stock exchange or investment market (valued as at any applicable date of determination) and rated at least "A" with Standard and Poor's; and

(d)	Available Drawings.

Latest Balance Sheet means the consolidated balance sheet of the Borrower most recently delivered to the Agent under this Agreement and/or most recently made publicly available.

Total Assets means the total book value of all the assets of the Borrower on a consolidated basis which would, in accordance with the IFRS or US GAAP, as applicable, be classified as assets of the Borrower on a consolidated basis (excluding the mark-to-market value of any financial derivative transactions).

Total Funded Indebtedness means at any time the aggregate Financial Indebtedness of the Borrower on a consolidated basis, but excluding any Financial Indebtedness of the Borrower on a consolidated basis provided on a non-recourse basis.

20.3	Financial condition and testing

(a)	The Borrower shall ensure that the consolidated financial position of the Borrower on a consolidated basis shall at all times during the Facility Period be such that:

(i)	Book Equity of the Borrower on a consolidated basis equals or exceeds the higher of (A) $200,000,000 and (B) 25 per cent, of the Total Assets of the Borrower on a consolidated basis; and

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(ii)	Free Liquid Assets of the Borrower on a consolidated basis equals or exceeds the higher of:

(A)	$35,000,000;

(B)	the lesser of (i) five per cent, of Total Funded Indebtedness and (ii) $100,000,000; and

(C)	any amount specified to be a minimum liquidity requirement under any legal obligation entered into by the Borrower.

21	General undertakings

21.1	Undertaking to comply

The Borrower undertakes that this clause 21 will be complied with throughout the Facility Period.

21.2	Use of proceeds

The proceeds of Utilisations shall be used exclusively for the purposes specified in clause 3 (Purpose).

21.3	Authorisations

The Borrower shall promptly:

(a)	obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b)	supply certified copies to the Agent of,

any Authorisation required under any law or regulation of a Relevant Jurisdiction to:

(i)	enable it to perform its obligations under the Finance Documents;

(ii)	ensure the legality, validity, enforceability or admissibility in evidence of any Finance Document; and

(iii)	carry on its business where failure to do so has, or is reasonably likely to have, a Material Adverse Effect.

21.4	Compliance with laws

(a)	The Borrower shall (and shall procure that each Group Member shall) comply in all respects with all laws and regulations to which it may be subject.

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(b)	The Borrower shall (and shall procure that each Group Member shall) comply in all respects with all Environmental Laws applicable to any of them, including without limitation, requirements relating to manning and establishment of financial responsibility.

21.5	U.S. securities laws

(a)	The Borrower shall conduct its business and operations in such a manner to ensure it will not be required to register as an "investment company" under the U.S. Investment Company Act 1940.

(b)	Neither the Borrower nor any person with whom the Borrower is required to aggregate its sale of the Höegh MLP Units pursuant to Rule 144 shall directly or indirectly engage in any short sales (including, without limitation, through hedging or derivatives transactions) or enter into any derivative, option or swap transaction with respect to any Höegh MLP Unit or other Charged Property without the prior written consent of the Agent.

(c)	The Borrower agrees that if it or any of its affiliates or agents provides any information that may be material non-public information of, or relating to, Höegh MLP or any of its Subsidiaries or relevant to the value of securities of Höegh MLP (collectively, MNPI) to any Finance Party or any of their Affiliates, the Borrower will ensure that, at the same time as such information is provided, the recipient (and the Agent) is informed that such information may be MNPI, and the Borrower shall also ensure that any document or email which is provided or sent to any Finance Party or any of their Affiliates and which may be or contains MNPI is clearly marked as such.

(d)	Notwithstanding anything to the contrary in this Agreement or any other Finance Document, the Borrower acknowledges and agrees (and will procure that Höegh MLP acknowledges and agrees) that if an Event of Default has occurred and is continuing and any Finance Party or any of their Affiliates determines, based on the advice of counsel, that it is aware of any non-public information that may be MNPI (regardless of the source of any such information and regardless of how any such information was received) and such awareness could impair the exercise by any of the Finance Parties of any of their rights and their remedies under any of the Finance Documents or the general law (collectively, Relevant MNPI), such Finance Party or Affiliate (or Finance Party on behalf of its Affiliate) may in connection with, or upon, the exercise of any remedies under this Agreement or any other Finance Document or the general law or any action or proceeding relating to this Agreement or any other Finance Document or the enforcement of rights hereunder or thereunder:

(i)	disclose any such Relevant MNPI to any potential purchaser of any or all of the Charged Property or, if any Finance Party believes it is required in connection with, or upon, any such exercise, action, proceeding or enforcement, to any other person (including the public generally), it being understood that any sale of Charged Property through a stock exchange will require the dissemination of Relevant MNPI publicly; and

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(ii)	disclose any such Relevant MNPI in connection with, or upon, any such exercise, action, proceeding or enforcement,

provided that, such Finance Party or Affiliate shall give the Borrower at least two Business Days’ notice of the its intention to disclose such information, such notice to provide reasonable detail of the information that it intends to disclose in order to provide the Borrower the opportunity to make such information public, provided, further, however, that any disclosure by the Borrower shall not limit the right of such Finance Party or Affiliate to make its own disclosure of such information.

21.6	Anti-corruption law

(a)	The Borrower shall not (and shall ensure that no other Group Member will) directly or indirectly use the proceeds of the Facility for any purpose which would breach the Bribery Act 2010, the United States Foreign Corrupt Practices Act of 1977, the Norwegian Penal Code SS387-389 or other similar legislation in other jurisdictions.

(b)	The Borrower shall (and shall ensure that each other Group Member will):

(i)	conduct its businesses in compliance with applicable anti-corruption, anti-bribery and anti-money laundering laws; and

(ii)	maintain policies and procedures designed to promote and achieve compliance with such laws.

21.7	Tax compliance

(a)	The Borrower shall pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:

(i)	such payment is being contested in good faith;

(ii)	adequate reserves are being maintained for those Taxes and the costs required to contest them which have been disclosed in its latest financial statements delivered to the Agent under clause 19.2 (Financial statements); and

(iii)	such payment can be lawfully withheld and failure to pay those Taxes does not have or is not reasonably likely to have a Material Adverse Effect.

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21.8	Change of business

Except as approved by the Lenders (acting reasonably), no substantial change will be made to the general nature of the business of the Borrower or the General Partner from that carried on at the date of this Agreement and for the avoidance of doubt any activities which are incidental to the business carried on as at the date of this Agreement shall not be deemed to be a change.

21.9	Merger

Except as approved by the Lenders, the Borrower shall not (and shall procure that the General Partner shall not) enter into any amalgamation, demerger, merger, consolidation, redomiciliation, legal migration or corporate reconstruction.

21.10	Further assurance

(a)	The Borrower shall promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Agent may reasonably specify (and in such form as the Agent or the Security Agent may reasonably require in favour of the Security Agent or its nominee(s)):

(i)	to perfect the Security Interests created or intended to be created by the Borrower under, or evidenced by, the Security Documents (which may include the execution of a mortgage, charge, assignment or other security over all or any of the assets which are, or are intended to be, the subject of the Security Documents) or for the exercise of any rights, powers and remedies of the Security Agent and/or any other Finance Parties provided by or pursuant to the Finance Documents or by law;

(ii)	to confer on the Security Agent and/or any other Finance Parties Security Interests over any property and assets of the Borrower located in any jurisdiction equivalent or similar to the Security Interest intended to be conferred by or pursuant to the Security Documents;

(iii)	to facilitate the realisation of the assets which are, or are intended to be, the subject of the Security Documents; and/or

(iv)	to facilitate the accession by a New Lender to any Security Document following an assignment in accordance with clause 26.1 (Assignments and transfers by the Lenders).

(b)	The Borrower shall take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security Interest conferred or intended to be conferred on the Security Agent and/or any other Finance Parties by or pursuant to the Finance Documents.

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21.11	Inventory of Hazardous Materials

An Inventory of Hazardous Materials shall be maintained in relation to each Group Vessel provided that if such certificate is not available at the start of the Facility Period for a Group Vessel, an Inventory of Hazardous Material will be obtained at the next dry docking of such Group Vessel.

21.12	Sustainable and socially responsible dismantling of Group Vessels

Each Group Vessel will, when it is to be scrapped or when sold to an intermediary with the intention of being scrapped be recycled at a recycling yard which conducts its recycling business in a socially and environmentally responsible manner in accordance with the provisions of The Hong Kong International Convention for the safe and Environmentally Sound Recycling of Ships 2009 (whether or not it is in force) and/or, if applicable, the EU Ship Recycling Regulation.

21.13	Sanctions

(a)	The Borrower shall ensure that no proceeds of any Loan shall be made available, directly or knowingly, indirectly, to or for the benefit of a Restricted Party nor shall they otherwise be applied by the Borrower or made available to any Subsidiary, Group Member or member of the Höegh MLP Group in a manner or for a purpose that would result in a breach of Sanctions Laws by any person (including but not limited to any Finance Party).

(b)	The Borrower shall:

(i)	promptly upon becoming aware of them, supply to the Agent the details of any inquiry, claim, action, suit, proceeding or investigation pursuant to Sanctions Laws by any Sanctions Authority against it, any of its direct or indirect owners, any other Group Member, any member of the Höegh MLP Group, any of their Joint Venture Companies or any of their respective directors, officers, employees, agents or representatives, as well as such information available to them on what steps are being taken by the Borrower with regards to answer or oppose such; and

(ii)	inform the Agent promptly upon becoming aware that it, any of its direct or indirect owners, any other Group Member, any member of the Höegh MLP Group, any of their Joint Venture Companies or any of their respective directors, officers, employees, agents or representatives has become, been designated as, is likely to become or likely to be designated as a Restricted Party or has any direct or indirect dealings with any Restricted Party.

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(c)	The Borrower shall ensure that neither it, any other Group Member nor any member of the Höegh MLP Group or their respective directors, officers, employees, and shall use best efforts to ensure that none of its respective agents or representatives, is or will become a Restricted Party. If the Borrower is or becomes aware that any of its agents or representatives, is or will become a Restricted Party it shall promptly terminate its contractual relationship with such agent or representative. The Borrower shall not engage in any activities or transactions which would result in it, any other member of the Group or any member of the Höegh MLP Group being designated as a Restricted Party.

(d)	The Borrower shall not (and shall procure that no Group Member and no member of the Höegh MLP Group shall) fund all or part of any payment in connection with a Finance Document out of proceeds derived from business or transactions with a Restricted Party, or from any action which is in breach of Sanctions Laws.

(e)	The Borrower shall not (and shall procure that each Group Member and each member of the Höegh MLP Group will not) act in violation of any Sanctions Laws.

(f)	The Borrower shall not (and procure that each Group Member and each member of the Höegh MLP Group will not) use any revenue or benefit derived from any activity or dealing with a Restricted Party in discharging any obligation due or owing to the Finance Parties under any Finance Document.

(g)	The Borrower shall (and shall procure that each Group Member and each member of the Höegh MLP Group will) procure that no proceeds from any activity or dealing with a Restricted Party are credited to any bank account held with any Finance Party or any Affiliate of a Finance Party under a Finance Document.

(h)	The Borrower shall ensure that the Group and the Höegh MLP Group maintains appropriate policies and procedures to:

(i)	identify any risks to its business as a result of Sanctions Laws; and

(ii)	promote and achieve compliance with its obligations under paragraphs (a) and (e) above.

21.14	Financial Year End

The Borrower shall not change its financial year end date.

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22	Minimum security value

22.1	Undertaking to comply

The Borrower undertakes that this clause 22 will be complied with throughout the Facility Period.

22.2	Valuation of Höegh MLP Units and Collateral Cash

(a)	On each Business Day, the Security Agent shall calculate the value of the Höegh MLP Units and Collateral Cash (and any additional security provided under clause 22.4 (Security shortfall) below) as follows:

(i)	in respect of the Höegh MLP Units, by calculating the aggregate of 50 per cent of the Unit Price of all of the Höegh MLP Units for the previous Exchange Business Day, save that if any Höegh MLP Unit is delisted from the Exchange, the percentage used in such calculation shall be 0 per cent for that Höegh MLP Unit so delisted;

(ii)	in respect of the Collateral Cash, by reporting the total USD cash amount standing to the credit of the Blocked Account at the end of the preceding Business Day; and

(iii)	in respect of any additional security provided under clause 22.4 (Security shortfall), in accordance with the method agreed under clause 22.5(a) (Creation of additional security),

and such calculations or valuations shall be binding as regards the Borrower save for manifest error.

22.3	Information

The Borrower shall promptly provide the Security Agent and any expert carrying out any valuation with any information which the Security Agent or expert may reasonably request for the purposes of the valuation and, if the Borrower fails to provide the information by the date specified in the request, the valuation may be made on assumptions which the Security Agent or expert appointed by it, considers prudent.

22.4	Security shortfall

The Borrower shall ensure that the Security Value exceeds the Minimum Value at all times during the Facility Period. If at any time the Security Value is equal to or less than the Minimum Value:

(a)	the Borrower shall, unless directed otherwise by the Security Agent (acting on the instructions of all Lenders), immediately and in any event within 48 hours ensure that the Security Value exceeds the Minimum Value. For this purpose, the Borrower may:

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(i)	provide additional security over other assets approved by all the Lenders in accordance with this clause 22; and/or

(ii)	prepay under clause 7.9 (Voluntary prepayment) (but on 48 hours’ notice instead of the period required by such clause) all or part of one or more Loans to ensure that the Security Value exceeds the Minimum Value by not less than $50,000; and/or

(iii)	pay or transfer an amount of not less than $50,000 to the Blocked Account; and

(b)	without prejudice to the Borrower’s absolute obligations under paragraph (a) above which shall not be affected by this paragraph (b), the Security Agent shall notify the Agent, the Lenders and the Borrower of such security shortfall.

22.5	Creation of additional security

The value of any additional security which the Borrower offers to provide to remedy all or part of a shortfall in the amount of the Security Value will only be taken into account for the purposes of determining the Security Value if and when:

(a)	that additional security, its value and the method of its valuation have been approved by all the Lenders (it being agreed that cash deposits on the Blocked Account and secured in favour of the Security Agent will, subject to the other requirements of this clause 22.5, always be deemed a satisfactory form of additional collateral);

(b)	a Security Interest over that security has been constituted in favour of the Security Agent or (if appropriate) the Finance Parties in an approved form and manner;

(c)	this Agreement has been amended in such manner as the Agent requires in consequence of that additional security being provided; and

(d)	the Agent, or its duly authorised representative, has received such documents and evidence it may require in relation to that amendment and additional security including documents and evidence of the type referred to in Schedule 2 (Conditions precedent) in relation to that amendment and additional security and its execution and (if applicable) registration.

22.6	Release of additional security

If at any time the Security Agent holds additional security provided under this clause 22 and the Security Value, disregarding the value of that additional security, as determined in accordance with clause 22.2 (Valuation of Höegh MLP Units and Collateral Cash) exceeds the Minimum Value by at least five per cent (5 per cent) of the Minimum Value and the Security Value has been determined by reference to valuations (where necessary) provided no more than 30 days previously, the Borrower may, by notice to the Agent, request the release and discharge of that additional security. The Agent shall then, following notification to the Lenders, promptly direct the Security Agent to release and discharge that additional security if no Default is then continuing or will result from such release and discharge and, upon such release and discharge and, if so required by the Agent, the Borrower shall reimburse to the Agent any costs and expenses payable under clause 17 (Costs and expenses) in relation to that release and discharge.

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23	Bank accounts

The Borrower undertakes that this clause 23 will be complied with throughout the Facility Period.

23.1	General

(a)	The Borrower undertakes with each Finance Party that it will on or before issue of the Utilisation Request for the first Utilisation:

(i)	open the Blocked Account; and

(ii)	open the Pledged Account.

(b)	Each Account shall be maintained with the Account Bank in the name of the Borrower.

(c)	All dividends, distributions and other cash transfers (undertaken as a result of corporate actions) payable to the Borrower (including, without limitation, any dividends, distributions and cash transfers from Höegh MLP) shall be paid by the persons from whom they are paid or transferred to the Blocked Account.

(d)	Any Cash Collateral shall be paid into and held in the Blocked Account.

23.2	Blocked Account

(a)	The Blocked Account shall be blocked in favour of the Security Agent and the Borrower shall not be entitled to transfer or withdraw any amounts standing to the credit of the Blocked Account without requesting and obtaining the Security Agent’s prior written consent and provided that such transfer or withdrawal is made to the Pledged Account.

(b)	The Security Agent shall approve any transfer or withdrawal request made pursuant to clause 23.2(a) if it has determined that:

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(i)	the Security Value exceeds the Minimum Value notwithstanding the payment of the dividend or otherwise and the Security Value will continue to exceed the Minimum Value immediately after the transfer or withdrawal;

(ii)	there is no continuing Default and no Default would occur as a result of such transfer or withdrawal;

(iii)	no Sanctions Event has occurred; and

(iv)	the transfer or withdrawal will be made to the Pledged Account.

(c)	If the Security Agent approves a request, it shall, if necessary, promptly communicate such approval to the Account Bank.

23.3	Pledged Account

The amounts in the Pledged Account shall be freely available to the Borrower provided that no Event of Default has occurred and is continuing and no notice has been given by the Agent that such amounts are not freely available.

23.4	Other provisions

(a)	An Account may only be designated for the purposes described in this clause 23 if:

(i)	such designation is made in writing by the Account Bank and acknowledged by the Borrower and specifies the name and address of the Account Bank and the number and any designation or other reference attributed to the Account;

(ii)	an Account Security has been duly executed and delivered by the Borrower in favour of the Security Agent (and any other Finance Party required by the Agent);

(iii)	any notice required by the Account Security to be given to an Account Bank has been given to, and acknowledged by, the Account Bank in the form required by the relevant Account Security; and

(iv)	the Agent, or its duly authorised representative, has received such documents and evidence it may require in relation to the Account and the Account Security including documents and evidence of the type referred to in Schedule 2 (Conditions precedent) in relation to the Account and the relevant Account Security.

(b)	The rates of payment of interest and other terms regulating any Account will be a matter of separate agreement between the Borrower and the Account Bank.

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(c)	If an Account is a fixed term deposit account, the Borrower may select the terms of deposits until the relevant Account Security has become enforceable and the Security Agent directs otherwise.

(d)	The Borrower shall not close any Account or materially alter the terms of any Account from those in force at the time it is designated for the purposes of this clause 23 or waive any of its rights in relation to an Account except with approval.

(e)	The Borrower shall deposit with the Security Agent all certificates of deposit, receipts or other instruments or securities relating to any Account, notify the Security Agent of any claim or notice relating to an Account from any other party and provide the Agent with any other information it may request concerning any Account.

24	Business restrictions

24.1	Undertaking to comply

Except as otherwise approved by the Lenders, the Borrower undertakes that this clause 24 will be complied with by and in respect of each person to which each relevant provision of this clause is expressed to apply throughout the Facility Period.

24.2	General negative pledge

(a)	The Borrower shall not create or permit to subsist any Security Interest over any of its assets, including, but not limited to, any of the Charged Property.

(b)	Paragraph (a) above does not apply to any Security Interest listed below:

(i)	those granted or expressed to be granted by any of the Security Documents;

(ii)	Permitted Security Interests;

(iii)	(except in relation to the Charged Property) any netting or set-off arrangement entered into by the Borrower in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances;

(iv)	(except in relation to the Charged Property) any Security Interest over the shares of any Subsidiary of the Borrower or any bank accounts of the Borrower, each in favour of a bank or other financial institution;

(v)	(except in relation to the Charged Property) any credit support documentation accompanying an ISDA master agreement entered into by the Borrower and any cash collateral provided in relation thereto;

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(vi)	(except in relation to the Charged Property) any Security Interest arising under the general terms and conditions of banks with whom the Borrower maintains a banking relationship in the ordinary course of business (including, without limitation, arising under article 24 and 25 of the general terms and conditions (algemene voorwaarden) of any member of the Dutch Bankers' association (Nederlandse Vereniging van Banken));

(vii)	(except in relation to the Charged Property) any Security Interest which is created or granted in relation to Avenir LNG Limited;

(viii)	(except in relation to the Charged Property) any Security Interest which is created in the ordinary course of business;

(ix)	(except in relation to the Charged Property) any Security Interest which arises by operation of law and not as a result of any default or omission by the Borrower; and/or

(x)	(except in relation to the Charged Property) any Security Interest which is approved by the Majority Lenders (such approval not to be unreasonably withheld or delayed).

24.3	Transactions with Affiliates

Any transaction entered into by the Borrower, Höegh MLP or the General Partner with an affiliated company shall be on arm's length basis as required by the laws applicable to the relevant parties, provided that if the Borrower, Höegh MLP or the General Partner is required to enter into a transaction with an Affiliate in order to conclude a transaction which is otherwise permitted (i) pursuant to this Agreement or any other Finance Document or (ii) under the partnership agreement for Höegh MLP (unless specifically not permitted by any term of this Agreement or any Finance Document), it shall be permitted for the purposes of this clause 24.3.

24.4	Distributions

The Borrower may not make a Distribution unless:

(a)	no Default has occurred and is continuing;

(b)	after giving effect to any Distribution, the Borrower would remain in compliance with the financial covenants set out in clause 20 (Financial covenants) and clause 22.4 (Security shortfall) but subject to any more restrictive requirement of paragraph (c) below; and

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(c)	the following conditions are or will be complied with:

(i)	the Borrower shall not make, declare or undertake any Distribution in aggregate during any calendar year exceeding the higher of:

(A)	50% of the Borrower’s consolidated net profit after taxes based on its audited consolidated financial statements for the previous financial year; and

(B)	an aggregate amount which results in a Distribution in respect of each of the Borrower’s common shares in the financial year specified in Column 1 below of the amount set out in Column 2 below opposite that financial year:

Column 1 Financial year ending on	Column 2 Maximum Distribution
31 December 2020	0.90
31 December 2021	1.00
31 December 2022	1.00
31 December 2023	1.00

(ii)	no Distribution may be made unless, immediately after such Distribution, Book Equity of the Borrower on a consolidated basis equals or exceeds 27.5 per cent, of the Total Assets of the Borrower on a consolidated basis; and

(iii)	if and whenever there shall be a consolidation, reclassification or subdivision in relation to the Borrower’s common shares, the amounts set out in Column 2 above shall be adjusted by multiplying them by the following fraction:

A
B

where:

A =	the aggregate number of the Borrower’s commons shares in issue immediately before such consolidation, reclassification or subdivision, as the case may be; and

B =	the aggregate number of the Borrower’s common shares in issue immediately after, and as a result of, such consolidation, reclassification or subdivision, as the case may be.

Any un-utilised portion of the permitted Distribution may not be carried forward.

24.5	Intra-group Loans

(a)	All shareholder loans and intra-group and inter-group borrowings of the Borrower shall be subordinated to the payment and performance of the Borrower’s obligations under the Finance Documents.

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(b)	The Borrower shall be entitled to make payments of principal and/or interest under any shareholder loans, intra-group or inter-group borrowings, as long as no Default has occurred which is continuing.

(c)	Following a Default which is continuing, the Borrower shall not make any payments of principal and/or interest under any shareholder loans, intra-group or inter-group borrowings and all such payments due from the Borrower shall be fully subordinated to the rights of the Lenders.

(d)	The Borrower will not continue to support and/or fund an Excluded Subsidiary to the extent that such funding would have a Material Adverse Effect under this Agreement.

(e)	Any intra-group claims in respect of any management, advisory or other fee shall, following an Event of Default which is continuing, be subordinated to the rights of the Lenders under this Agreement.

25	Events of Default

25.1	Each of the events or circumstances set out in this clause 25 (except clause 25.18 (Acceleration)) is an Event of Default.

25.2	Non-payment

The Borrower does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable, unless its failure to pay is caused by an administrative or technical error or by a Disruption Event and payment is made within three Business Days of its due date.

25.3	Financial covenants

The Borrower does not comply with clause 20 (Financial covenants).

25.4	Value of security

The Borrower does not comply with clause 22 (Minimum security value).

25.5	Other obligations

(a)	The Borrower does not comply with any provision of the Finance Documents (other than (i) those referred to above in clause 25.2 (Non-payment), clause 25.3 (Financial covenants) and clause 25.4 (Value of security) or (ii) to the extent that such non-compliance would constitute a Sanctions Event requiring prepayment in accordance with clause 7.3 (Sanctions Event)).

(b)	No Event of Default under paragraph (a) above will occur if the Agent considers that the failure to comply is capable of remedy and the failure is remedied within five Business Days of the earlier of (A) the Agent giving notice to the Borrower and (B) the Borrower becoming aware of the failure to comply.

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25.6	Misrepresentation

Any representation or statement made or deemed to be made by the Borrower in the Finance Documents or any other document delivered by or on behalf of the Borrower under or in connection with any Finance Document is or proves to have been incorrect or misleading, in any material respect when made or deemed to be made.

25.7	Cross default

(a)	Any Financial Indebtedness of the Borrower, the General Partner or any Qualified Subsidiary is not paid when due nor within any originally applicable grace period.

(b)	Any Financial Indebtedness of the Borrower, the General Partner or any Qualified Subsidiary is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c)	Any commitment for any Financial Indebtedness of the Borrower, the General Partner or any Qualified Subsidiary is cancelled or suspended by a creditor of that entity as a result of an event of default (however described).

(d)	No Event of Default will occur under paragraphs (a) to (c) above if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (c) above is equal to or less than $10,000,000 (or its equivalent in any other currency or currencies).

25.8	Insolvency

(a)	The Borrower, Höegh MLP, the General Partner or a Qualified Subsidiary is unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

(b)	A moratorium is declared in respect of any indebtedness of the Borrower, Höegh MLP, the General Partner or any Qualified Subsidiary.

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25.9	Insolvency proceedings

(a)	Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(i)	the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of the Borrower, Höegh MLP, the General Partner or any Qualified Subsidiary;

(ii)	a composition, compromise, assignment or arrangement with any creditor of the Borrower, Höegh MLP, the General Partner or any Qualified Subsidiary;

(iii)	the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of the Borrower, Höegh MLP, the General Partner or any Qualified Subsidiary or any of its assets; or

(iv)	enforcement of any Security Interest over any assets of the Borrower, Höegh MLP, the General Partner or any Qualified Subsidiary,

or any analogous procedure or step is taken in any jurisdiction.

(b)	Paragraph (a) above shall not apply to any winding-up petition (or analogous procedure or step) which is frivolous or vexatious and is discharged, stayed or dismissed within 30 days of commencement or, if earlier, the date on which it is advertised.

25.10	Creditors’ process

Any expropriation, attachment, sequestration, execution or any other analogous process or enforcement action affects any asset or assets of the Borrower, Höegh MLP, the General Partner or any Qualified Subsidiary and is not discharged within 30 days.

25.11	Unlawfulness and invalidity

(a)	It is or becomes unlawful for the Borrower to perform any of its obligations under the Finance Documents or any Transaction Security ceases to be effective.

(b)	Any obligation or obligations of the Borrower under any Finance Documents are not (subject to the Legal Reservations) or cease to be legal, valid, binding or enforceable and the cessation individually or cumulatively materially and adversely affects the interests of the Lenders under the Finance Documents.

(c)	Any Finance Document or any Transaction Security ceases to be in full force and effect or ceases to be legal, valid, binding, enforceable or effective or is ineffective.

(d)	Any Security Document does not create legal, valid, binding and enforceable security over the assets charged under that Security Document or the ranking or priority of such security is adversely affected.

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25.12	Cessation of business

The Borrower, Höegh MLP or the General Partner suspends or ceases to carry on (or threatens (in writing) to suspend or cease to carry on) on its business.

25.13	Expropriation

The authority or ability of the Borrower, Höegh MLP, the General Partner or any Qualified Subsidiary to conduct its business is wholly or substantially curtailed by any seizure, expropriation, nationalisation, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to the Borrower, Höegh MLP, the General Partner or any Qualified Subsidiary or any of its assets which might have a Material Adverse Effect on any such party.

25.14	Repudiation and rescission of Finance Documents

The Borrower rescinds or purports to rescind or repudiates or purports to repudiate a Finance Document or any of the Transaction Security.

25.15	Litigation

Any litigation, arbitration, administrative, governmental, regulatory or other investigations, proceedings or disputes, other than as has been disclosed in the Disclosure Letter, are commenced in relation to the Finance Documents or the transactions contemplated in the Finance Documents or against any Group Member or any member of the Höegh MLP Group or its assets which has or is reasonably likely to have a Material Adverse Effect or where there is an unsatisfied uninsured material judgment against the Borrower, Höegh MLP or the General Partner following a final appeal equal to or exceeding $10,000,000.

25.16	Material Adverse Effect

(a)	Any event or circumstance occurs which the Majority Lenders reasonably believe has a Material Adverse Effect.

(b)	For the avoidance of doubt, an event or circumstance referred to in clause 25.16(a) may include any judgment, decision or ruling (which is not capable of appeal) or any settlement in relation to the litigation disclosed in the Disclosure Letter if the Majority Lenders reasonably believe such judgment, decision, ruling or settlement might have a Material Adverse Effect.

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25.17	Security enforceable

Any Security Interest (other than any Security Interest arising under the Security Documents) in respect of Charged Property becomes enforceable.

25.18	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Agent may, and shall if so directed by the Majority Lenders:

(a)	by notice to the Borrower:

(i)	declare that no withdrawals be made from any Account;

(ii)	cancel the Total Commitments at which time they shall immediately be cancelled;

(iii)	declare that all or part of the Loans, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, at which time they shall become immediately due and payable; and/or

(iv)	declare that all or part of the Loans be payable on demand, at which time it shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders; and/or

(b)	exercise or direct the Security Agent and/or any other beneficiary of the Security Documents to exercise any or all of its rights, remedies, powers or discretions under the Finance Documents.

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Section 8 -  Changes to Parties

26	Changes to the Lenders

26.1	Assignments and transfers by the Lenders

Subject to this clause 26, a Lender (the Existing Lender) may assign any of its rights or transfer by novation any of its rights and obligations under any Finance Document to another bank or financial institution, or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the New Lender).

26.2	Conditions of assignment or transfer

(a)	An assignment or transfer under clause 26.1 (Assignments and transfers by the Lenders) above shall be subject to:

(i)	the prior written consent of the Borrower (such consent not to be unreasonably withheld or delayed), other than:

(A)	in the case of an assignment or transfer by an Existing Lender to an Affiliate of that Existing Lender (provided that such transfer does not result in any additional or increased cost to the Borrower);

(B)	in the case of an assignment or transfer by an Existing Lender to another Existing Lender;

(C)	in the case of an assignment or transfer by an Existing Lender to a Related Fund of that Existing Lender;

(D)	in the case of a transfer by an Existing Lender to any other entity to which all or substantially all of the assets of that Existing Lender are being transferred; and

(E)	following the occurrence of an Default which is continuing;

(ii)	provided that no Event of Default has occurred and is continuing, a minimum transfer amount of $2,000,000 or, if lower, the aggregate of the Existing Lender’s Commitment and its participation in the Loans.

(b)	The consent of the Borrower to an assignment or transfer must not be unreasonably withheld or delayed. The Borrower will be deemed to have given its consent five Business Days after the Existing Lender has requested it unless consent is expressly refused by the Borrower within that time.

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26.3	Other conditions for assignment or transfer

(a)	An assignment or transfer under clause 26.1 (Assignments and transfers by the Lenders) will only be effective:

(i)	on receipt by the Agent (whether in the Transfer Certificate or otherwise) of written confirmation from the New Lender (in form and substance satisfactory to the Agent) that the New Lender will assume the same obligations to the Borrower and the other Finance Parties as it would have been under if it was an Original Lender;

(ii)	on the New Lender entering into any documentation required for it to accede as a party to any Security Document to which the Existing Lender is a party in its capacity as a Lender and, in relation to such Security Documents, completing any filing, registration or notice requirements; and

(iii)	on the performance by the Agent of all necessary “know your customer” or similar checks under all applicable laws and regulations relating to any person that it is required to carry out in relation to such assignment to a New Lender, the completion of which the Agent shall promptly notify to the Existing Lender and the New Lender.

(b)	Each New Lender, by executing the relevant Transfer Certificate, confirms, for the avoidance of doubt, that the Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with the Finance Documents on or prior to the date on which the assignment becomes effective in accordance with the Finance Documents and that it is bound by that decision to the same extent as the Existing Lender would have been had it remained a Lender.

(c)	If:

(i)	a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(ii)	as a result of circumstances existing at the date of the assignment, transfer or change occurs, the Borrower would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under clause 13 (Tax gross-up and indemnities) or clause 14 (Increased Costs),

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then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.

26.4	Fee and expenses

(a)	Subject to paragraph (b) below, the New Lender shall, on the date upon which an assignment or transfer under clause 32.1 (Assignments and transfers by the Lenders) takes effect, pay to the Agent (for its own account) a fee of $3,500.

(b)	No fee is payable pursuant to paragraph (a) above if:

(i)	the Agent agrees that no fee is payable; or

(ii)	the assignment or transfer is made by an Existing Lender to an Affiliate of that Existing Lender or to a fund which is a Related Fund of that Lender;

26.5	Transfer and assignment costs and expenses relating to security

The New Lender shall, promptly on demand, pay the Agent and the Security Agent the amount of:

(a)	all costs and expenses (including legal fees) reasonably incurred by the Agent or the Security Agent to facilitate the accession by the New Lender to, or assignment or transfer to the New Lender of, any Security Document and/or the benefit of any Security Document and any appropriate registration of any such accession or assignment or transfer; and

(b)	any cost, loss or liability the Agent or the Security Agent incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any such accession, assignment or transfer.

26.6	Limitation of responsibility of Existing Lenders

(a)	Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i)	the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents, the Transaction Security or any other documents;

(ii)	the financial condition of the Borrower;

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(iii)	the performance and observance by the Borrower or any other person of its obligations under the Finance Documents or any other documents;

(iv)	the application of any Basel II Regulation or Basel III Regulation to the transactions contemplated by the Finance Documents; or

(v)	the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

and any representations or warranties implied by law are excluded.

(b)	Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

(i)	has made (and shall continue to make) its own independent investigation and assessment of:

(A)	the financial condition and affairs of the Borrower and its related entities in connection with its participation in this Agreement; and

(B)	the application of any Basel II Regulation or Basel III Regulation to the transactions contemplated by the Finance Documents,

and has not relied exclusively on any information provided to it by the Existing Lender or any other Finance Party in connection with any Finance Document or the Transaction Security;

(ii)	will continue to make its own independent appraisal of the application of any Basel II Regulation or Basel III Regulation to the transactions contemplated by the Finance Documents; and

(iii)	will continue to make its own independent appraisal of the creditworthiness of the Borrower and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(c)	Nothing in any Finance Document obliges an Existing Lender to:

(i)	accept a re-assignment from a New Lender of any of the rights assigned under this clause 26; or

(ii)	support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by the Borrower of its obligations under any Finance Document or by reason of the application of any Basel II Regulation to the transactions contemplated by the Finance Documents or otherwise.

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26.7	Procedure available for assignment

(a)	Subject to the conditions set out in clause 26.2 (Conditions of assignment or transfer) and clause 26.3 (Other conditions for assignment or transfer) an assignment may be effected in accordance with paragraph (d) below when (i) the Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender and (ii) the Agent executes any document required under paragraph (a) of clause 26.3 (Other conditions for assignment or transfer) which it may be necessary for it to execute in each case delivered to it by the Existing Lender and the New Lender duly executed by them and, in the case of any such other document, any other relevant person. The Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a Transfer Certificate and any such other document each duly completed, appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate and such other document.

(b)	The Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to the assignment to such New Lender.

(c)	The Borrower and the other Finance Parties irrevocably authorise the Agent to execute any Transfer Certificate on their behalf without any consultation with them.

(d)	On the Transfer Date:

(i)	to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents and in respect of the Transaction Security, the Borrower and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and in respect of the Transaction Security and their respective rights against one another under the Finance Documents and in respect of the Transaction Security shall be cancelled (being the Discharged Rights and Obligations);

(ii)	the Borrower and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as the Borrower and the New Lender have assumed and/or acquired the same in place of the Borrower and the Existing Lender;

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(iii)	the Agent, the Arrangers, the Security Agent, the New Lender and the other Lenders shall acquire the same rights and assume the same obligations between themselves and in respect of the Transaction Security as they would have acquired and assumed had the New Lender been an Original Lender with the rights, and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Agent, the Arrangers, the Security Agent and the Existing Lender shall each be released from further obligations to each other under the Finance Documents; and

(iv)	the New Lender shall become a Party as a “Lender”.

(e)	Lenders may utilise procedures other than those set out in this clause 26.7 to assign their rights under the Finance Documents (but not, without the consent of the Borrower or unless in accordance with this clause 26.7 to obtain a release by the Borrower from the obligations owed to the Borrower by the Lenders nor the assumption of equivalent obligations by a New Lender) provided that they comply with the conditions set out in clause 26.1 (Assignments and transfers by the Lenders) 26.2 (Conditions of assignment or transfer) and clause 26.3 (Other conditions for assignment or transfer).

26.8	Copy of Transfer Certificate to Borrower

The Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate and any other document required under paragraph (a) of clause 26.2 (Conditions of assignment or transfer), send a copy of that Transfer Certificate and such other documents to the Borrower.

26.9	Security over Lenders’ rights

In addition to the other rights provided to Lenders under this clause 26, each Lender may without consulting with or obtaining consent from the Borrower, at any time charge, assign or otherwise create a Security Interest in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(a)	any charge, assignment or other Security Interest to secure obligations to a federal reserve or central bank; and

(b)	any charge, assignment or other Security Interest granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities, except that no such charge, assignment or other Security Interest shall:

(i)	release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or other Security Interest for the Lender as a party to any of the Finance Documents; or

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(ii)	require any payments to be made by the Borrower other than or in excess of, or grant to any person any more extensive rights than, those required to be made or granted to the relevant Lender under the Finance Documents.

27	Changes to the Borrower

The Borrower may not assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

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Section 9 -  The Finance Parties

28	Roles of Agent, Security Agent, Arrangers and Bookrunners

28.1	Appointment of the Agent and Security Agent

Each other Finance Party (other than the Security Agent) appoints:

(a)	the Agent to act as its agent under and in connection with the Finance Documents; and

(b)	the Security Agent to act as its agent and as trustee under the Security Documents.

28.2	Security Agent as trustee

The Security Agent declares that it holds the Security Property on trust for itself and the other Finance Parties on the terms contained in this Agreement.

28.3	Authorisation of Agent and Security Agent

Each of the Finance Parties authorises the Agent and the Security Agent:

(a)	to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Agent or (as the case may be) the Security Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions; and

(b)	to execute each of the Security Documents and all other documents that may be approved by the Majority Lenders for execution by it.

28.4	Instructions to Agent and the Security Agent

(a)	The Agent and the Security Agent shall:

(i)	subject to paragraphs (d) and (e) below, and unless a contrary indication appears in a Finance Document, exercise or refrain from exercising any right, power, authority or discretion vested in it as Agent or (as the case may be) the Security Agent in accordance with any instructions given to it by:

(A)	all Lenders if the relevant Finance Document stipulates the matter is an all Lender decision; and

(B)	in all other cases, the Majority Lenders; and

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(ii)	not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with paragraph (i) above (or, if the relevant Finance Document stipulates the matter is a decision for any other Finance Party or group of Finance Parties, in accordance with instructions given to it by that Finance Party or group of Finance Parties).

(b)	The Agent and the Security Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Lenders (or, if the relevant Finance Document stipulates the matter is a decision for any other Finance Party or group of Finance Parties, from that Finance Party or group of Finance Parties) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Agent or (as the case may be) the Security Agent may refrain from acting unless and until it receives those instructions or that clarification.

(c)	Save in the case of decisions stipulated to be a matter for any other Finance Party or group of Finance Parties under the relevant Finance Document and, unless a contrary indication appears in a Finance Document, any instructions given to the Agent or (as the case may be) the Security Agent by the Majority Lenders shall override any conflicting instructions given by any other Parties and will be binding on all Finance Parties.

(d)	Paragraph (a) above shall not apply:

(i)	where a contrary indication appears in a Finance Document;

(ii)	where a Finance Document requires the Agent or the Security Agent to act in a specified manner or to take a specified action;

(iii)	in respect of any provision which protects the Agent’s or the Security Agent’s own position in its personal capacity as opposed to its role of the Agent or the Security Agent for the Finance Parties including, without limitation, clauses 28.9 (No duty to account) to clause 28.14 (Exclusion of liability), clause 28.19 (Confidentiality) to clause 29.5 (Custodians and nominees) and clauses 29.8 (Acceptance of title) to 29.11 (Disapplication of Trustee Acts);

(iv)	in respect of the exercise of the Security Agent’s discretion to exercise a right, power or authority under any of:

(A)	clause 31.1 (Order of application); and

(B)	clause 31.4 (Permitted Deductions).

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(e)	If giving effect to instructions given by any other Finance Party or group of Finance Parties would (in the Agent’s or (as the case may be) the Security Agent’s opinion) have an effect equivalent to an amendment or waiver which is subject to clause 40 (Amendments and waivers), the Agent or (as the case may be) the Security Agent shall not act in accordance with those instructions unless consent to it so acting is obtained from each Party (other than itself) whose consent would have been required in respect of that amendment or waiver.

(f)	In exercising any discretion to exercise a right, power or authority under the Finance Documents where either:

(i)	it has not received any instructions as to the exercise of that discretion; or

(ii)	the exercise of that discretion is subject to paragraph (d)(iv) above.

the Agent or Security Agent shall do so having regard to the interests of all the Finance Parties.

(g)	The Agent or the Security Agent may refrain from acting in accordance with any instructions of any other Finance Party or group of Finance Parties until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability (together with any applicable VAT) which it may incur in complying with those instructions.

(h)	Without prejudice to the provisions of clause 30 (Enforcement of Transaction Security) and the remainder of this clause 28, in the absence of instructions, the Agent and the Security Agent may act (or refrain from acting) as it considers to be in the best interest of the Lenders.

(i)	Neither the Agent nor the Security Agent is authorised to act on behalf of a Finance Party (without first obtaining that Finance Party’s consent) in any legal or arbitration proceedings relating to any Finance Document. This paragraph (i) shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Security Documents or enforcement of the Transaction Security or Security Documents.

28.5	Legal or arbitration proceedings

Neither the Agent nor the Security Agent is authorised to act on behalf of another Finance Party (without first obtaining that Finance Party’s consent) in any legal or arbitration proceedings relating to any Finance Document. This clause 28.5 shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Security Documents or enforcement of the Transaction Security.

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28.6	Duties of the Agent and the Security Agent

(a)	The Agent’s and the Security Agent’s duties under the Finance Documents are solely mechanical and administrative in nature.

(b)	Subject to paragraph (c) below, the Agent or (as the case may be) the Security Agent shall promptly

(i)	(in the case of the Security Agent) forward to the Agent a copy of any document received by the Security Agent from the Borrower under any Finance Document; and

(ii)	forward to a Party the original or a copy of any document which is delivered to the Agent or (as the case may be) the Security Agent for that Party by any other Party.

(c)	Without prejudice to clause 26.8 (Copy of Transfer Certificate to Borrower), paragraph (b) above shall not apply to any Transfer Certificate.

(d)	Except where a Finance Document specifically provides otherwise, neither the Agent nor the Security Agent is obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(e)	Without prejudice to clause 31.10 (Notification of prescribed events), if the Agent or the Security Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(f)	If the Agent is aware of the non-payment of any principal, interest, commitment commission or other fee payable to a Finance Party (other than the Agent or an Arranger or the Security Agent for their own account) under this Agreement, it shall promptly notify the other Finance Parties.

(g)	The Agent shall provide to the Borrower, within ten Business Days of a request by the Borrower (but no more frequently than once per calendar month), a list (which may be in electronic form) setting out the names of the Lenders as at the date of that request, their respective Commitments and the address (and the department or officer, if any, for whose attention any communication is to be made) of each Lender for any communication to be made or document to be delivered under or in connection with the Finance Documents, the electronic mail address and/or any other information required to enable the sending and receipt of information by electronic mail or other electronic means to and by each Lender to whom any communication under or in connection with the Finance Documents may be made by that means and the account details of each Lender for any payment to be distributed by the Agent to that Lender under the Finance Documents.

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(h)	The Agent and the Security Agent shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).

28.7	Role of the Arrangers and Bookrunners

Except as specifically provided in the Finance Documents, the Arrangers and Bookrunners have no obligations of any kind to any other Party under or in connection with any Finance Document or the transactions contemplated by the Finance Documents.

28.8	No fiduciary duties

(a)	Nothing in any Finance Document constitutes the Agent, the Security Agent, an Arranger or a Bookrunner as a trustee or fiduciary of any other person except to the extent that the Security Agent acts as trustee for the other Finance Parties pursuant to clause 28.2 (Security Agent as trustee).

(b)	None of the Agent, the Security Agent, the Arrangers or the Bookrunners shall be bound to account to any other Finance Party for any sum or the profit element of any sum received by it for its own account.

28.9	No duty to account

None of the Agent, the Security Agent, any Arranger or any Bookrunner shall be bound to account to any other Finance Party for any sum or the profit element of any sum received by it for its own account.

28.10	Business with the Group

The Agent, the Security Agent, any Arranger and any Bookrunner may accept deposits from, lend money to and generally engage in any kind of banking or other business with the Borrower, any other Group Member, any member of the Höegh MLP Group, or any of their Affiliates.

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28.11	Rights and discretions of the Agent and the Security Agent

(a)	The Agent and the Security Agent may:

(i)	rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

(ii)	assume that:

(A)	any instructions received by it from the Majority Lenders, any Lenders or other Finance Parties or any group of Lenders or other Finance Parties are duly given in accordance with the terms of the Finance Documents;

(B)	unless it has received notice of revocation, that those instructions have not been revoked; and

(C)	in the case of the Security Agent, if it receives any instructions to act in relation to the Transaction Security, that all applicable conditions under the Finance Documents for so acting have been satisfied; and

(iii)	rely on a certificate from any person:

(A)	as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(B)	to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate.

(b)	The Agent and the Security Agent may assume (unless it has received notice to the contrary in its capacity as agent or (as the case may be) security agent for the other Finance Parties) that:

(i)	no Default has occurred (unless (in the case of the Agent) it has actual knowledge of a Default arising under clause 25.2 (Non-payment));

(ii)	no Sanctions Event has occurred;

(iii)	any right, power, authority or discretion vested in any Party or any group of Finance Parties has not been exercised; and

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(iv)	any notice or request made by the Borrower (other than (in the case of the Agent) a Utilisation Request)) is made on behalf of the Borrower.

(c)	Each of the Agent and the Security Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, valuers, surveyors or other professional advisers or experts.

(d)	Without prejudice to the generality of paragraph (c) above or paragraph (e) below, each of the Agent and the Security Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to it (and so separate from any lawyers instructed by the Lenders or any other Finance Party) if it, in its reasonable opinion, deems this to be desirable.

(e)	Each of the Agent and the Security Agent may rely on the advice or services of any lawyers, accountants, tax advisers, valuers, surveyors or other professional advisers or experts (whether obtained by it or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(f)	The Agent, the Security Agent, any Receiver and any Delegate may act in relation to the Finance Documents, the Transaction Security and the Security Property through its officers, employees and agents and shall not:

(i)	be liable for any error of judgment made by any such person; or

(ii)	be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part, of any such person,

unless such error or such loss was directly caused by the Agent’s, the Security Agent’s, Receiver’s or Delegate’s gross negligence or wilful misconduct.

(g)	Unless any Finance Document expressly specifies otherwise, the Agent or the Security Agent may disclose to any other Party any information it reasonably believes it has received as agent or security agent under this Agreement.

(h)	Without prejudice to the generality of paragraph (g) above, the Agent:

(i)	may disclose; and

(ii)	on the written request of the Borrower or the Majority Lenders shall, as soon as reasonably practicable, disclose,

the identity of a Defaulting Lender to the other Finance Parties and the Borrower.

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(i)	Notwithstanding any other provision of any Finance Document to the contrary, neither the Agent nor the Security Agent is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(j)	Notwithstanding any provision of any Finance Document to the contrary, neither the Agent nor the Security Agent is obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

(k)	Neither the Agent nor any Arranger shall be obliged to request any certificate, opinion or other information under clause 19 (Information undertakings) unless so required in writing by a Lender, in which case the Agent shall promptly make the appropriate request of the Borrower if such request would be in accordance with the terms of this Agreement.

28.12	Responsibility for documentation and other matters

None of the Agent, the Security Agent, any Arranger, any Receiver or any Delegate is responsible or liable for:

(a)	the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Agent, the Security Agent, any Arranger, the Borrower or any other person in or in connection with any Finance Document or the transactions contemplated in the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Documents or of any representations in any Finance Document or of any copy of any documents delivered under any Finance Document;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Finance Document, the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document, the Transaction Security or the Security Property;

(c)	the application of any Basel II Regulation or Basel III Regulation to the transactions contemplated by the Finance Documents;

(d)	(in the case of the Security Agent) any loss to the Security Property arising in consequence of the failure, depreciation or loss of any Charged Property or any investments made or retained in good faith or by reason of any other matter or thing;

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(e)	the failure of the Borrower or any other party to perform its obligations under any Finance Document or the financial condition of any such person;

(f)	(save as otherwise provided in this clause 28) taking or omitting to take any other action under or in relation to the Security Documents;

(g)	any other beneficiary of a Security Document failing to perform or discharge any of its duties or obligations under any Finance Document; or

(h)	any determination as to whether any information provided or to be provided to any Finance Party is non-public information, the use of which may be regulated or prohibited by any applicable law or regulation relating to insider dealing or otherwise.

28.13	No duty to monitor

Neither the Agent nor the Security Agent shall be bound to enquire:

(a)	whether or not any Default has occurred;

(b)	as to the performance, default or any breach by any Party of its obligations under any Finance Document; or

(c)	whether any other event specified in any Finance Document has occurred.

28.14	Exclusion of liability

(a)	Without limiting paragraph (b) below (and without prejudice to any other provision of any Finance Document excluding or limiting the liability of the Agent, the Security Agent, any Receiver or Delegate), none of the Agent, the Security Agent, any Receiver nor any Delegate will be liable (including, without limitation, for negligence or any other category of liability whatsoever) for:

(i)	any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Finance Document or the Security Property, unless directly caused by its gross negligence or wilful misconduct;

(ii)	exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Finance Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Finance Document or the Security Property;

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(iii)	any shortfall which arises on the enforcement or realisation of the Security Property; or

(iv)	without prejudice to the generality of paragraphs (i) to (iii) above, any damages, costs, losses, any diminution in value or any liability whatsoever arising as a result of:

(A)	any act, event or circumstance not reasonably within its control; or

(B)	the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event), breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b)	No Party (other than the Agent, the Security Agent, that Receiver or that Delegate (as applicable)) may take any proceedings against any officer, employee or agent of the Agent, the Security Agent, a Receiver or a Delegate in respect of any claim it might have against the Agent, the Security Agent, a Receiver or a Delegate or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document or any Security Property and any officer, employee or agent of the Agent, the Security Agent, a Receiver or a Delegate may rely on this clause subject to clause 1.4 (Third party rights) and the provisions of the Third Parties Act.

(c)	Neither of the Agent or the Security Agent will be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by it if it has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by it for that purpose.

(d)	Nothing in any Finance Document shall oblige the Agent, the Security Agent or any Arranger to carry out

(i)	any “know your customer” or other checks in relation to any person; or

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(ii)	any check on the extent to which any transaction contemplated by any of the Finance Documents might be unlawful for any Finance Party or for any Affiliate of any Finance Party or for any Affiliate of any Finance Party,

on behalf of any other Finance Party and each other Finance Party confirms to the Agent, the Security Agent and the Arrangers that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Agent, the Security Agent or any Arranger.

(e)	Without prejudice to any provision of any Finance Document excluding or limiting the liability of the Agent, the Security Agent, any Receiver or any Delegate, any liability of the Agent, the Security Agent, any Receiver or any Delegate arising under or in connection with any Finance Document or the Security Property shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Agent, the Security Agent, Receiver or Delegate (as the case may be) or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Agent, the Security Agent, Receiver or Delegate (as the case may be) at any time which increases the amount of that loss. In no event shall the Agent, the Security Agent, any Receiver or any Delegate be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Agent, the Security Agent, Receiver or Delegate (as the case may be) has been advised of the possibility of such loss or damages.

28.15	Lenders’ indemnity to the Agent and others

(a)	Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their being reduced to zero) indemnify the Agent, the Security Agent, every Receiver and every Delegate, within three Business Days of demand, against any Losses (including, without limitation, for negligence or any other category of liability whatsoever) incurred by any of them (otherwise than by reason of the relevant Agent’s, Security Agent’s, Receiver’s or Delegate’s gross negligence or wilful misconduct) (or, in the circumstances contemplated pursuant to clause 34.11 (Disruption to payment systems etc.), notwithstanding the Agent’s negligence, gross negligence, or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) in acting as Agent, Security Agent, Receiver or Delegate under, or exercising any authority conferred under, the Finance Documents (unless the relevant Agent, Security Agent, Receiver or Delegate has been reimbursed by the Borrower pursuant to a Finance Document).

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(b)	Subject to paragraph (c) below, the Borrower shall immediately on demand reimburse any Lender for any payment that Lender makes to the Agent or the Security Agent or any Receiver or Delegate pursuant to paragraph (a) above.

(c)	Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which the Lender claims reimbursement relates to a liability of the Agent or the Security Agent to the Borrower.

28.16	Resignation of the Agent or the Security Agent

(a)	The Agent or the Security Agent may resign and appoint one of its Affiliates as successor by giving notice to the other Finance Parties and the Borrower, provided that if the relevant Affiliate has a rating lower than Baa2 by Moody’s, BBB by Standard and Poor’s and/or BBB by Fitch (as applicable), such appointment shall be subject to the consent of the Majority Lenders, not to be unreasonably withheld.

(b)	Alternatively the Agent or the Security Agent may resign by giving 30 days’ notice to the other Finance Parties and the Borrower, in which case the Majority Lenders (with the consent of the Borrower), not to be unreasonably withheld (unless the successor Agent or Security Agent is a Lender or Affiliate of a Lender or if an Event of Default has occurred and is continuing, in which case such consent is not required and only notice of the appointment shall be provided to the Borrower)) may appoint a successor Agent or Security Agent.

(c)	If the Majority Lenders have not appointed a successor Agent or Security Agent in accordance with paragraph (b) above within 20 days’ after notice of resignation was given, the retiring Agent or the Security Agent (in each case with the consent of the Borrower not to be unreasonably withheld or delayed (unless the successor Agent or Security Agent is a Lender or Affiliate of a Lender or if an Event of Default has occurred and is continuing in which case no such consent is required and only notice of the appointment shall be provided to the Borrower) and the Borrower will be deemed to have given its consent ten Business Days after the retiring Agent or the Security Agent has requested it unless consent is expressly refused by the Borrower within that time) may appoint a successor Agent or Security Agent.

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(d)	If the Agent or Security Agent wishes to resign because (acting reasonably) it has concluded that it is no longer appropriate for it to remain as agent or trustee and the Agent or (as the case may be) Security Agent is entitled to appoint a successor Agent or (as the case may be) Security Agent under paragraph (c) above, the Agent or (as the case may be) Security Agent may (if it concludes (acting reasonably) that it is necessary to do so in order to persuade the proposed successor Agent or (as the case may be) Security Agent to become a party to this Agreement as Agent or (as the case may be) Security Agent) agree with the proposed successor Agent or (as the case may be) Security Agent amendments to this clause 28 and any other term of this Agreement dealing with the rights or obligations of the Agent or (as the case may be) Security Agent consistent with then current market practice for the appointment and protection of corporate trustees together with any reasonable amendments to the fee payable to it in its capacity as Agent or (as the case may be) Security Agent under this Agreement which are consistent with the successor Agent’s or (as the case may be) Security Agent’s normal fee rates and those amendments will bind the Parties.

(e)	The retiring Agent or Security Agent (as applicable) shall at its own cost make available to the successor Agent or Security Agent (as applicable) such documents and records and provide such assistance as the successor Agent or Security Agent may reasonably request for the purposes of performing its functions as Agent or (as the case may be) Security Agent (as applicable) under the Finance Documents.

(f)	The Agent’s or Security Agent’s resignation notice shall only take effect upon:

(i)	the appointment of a successor; and

(ii)	(in the case of the Security Agent) the transfer or assignment of all the Transaction Security and the other Security Property to that successor and any appropriate filings or registrations, any notices of transfer or assignment and the payment of any fees or duties related to such transfer or assignment which the Security Agent considers necessary or advisable have been duly completed.

(g)	Upon the appointment of a successor, the retiring Agent or Security Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (b) of clause 29.9 (Winding up of trust) and paragraph (e) above) but shall remain entitled to the benefit of clauses 15.3 ((Indemnity to the Agent and the Security Agent) and 15.4 (Indemnity concerning security) and this clause 28 (and any agency or other fees for the account of the retiring Agent or Security Agent in its capacity as such shall cease to accrue from (and shall be payable on) that date). Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if that successor had been an original Party.

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(h)	The Agent shall resign in accordance with paragraph (b) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Agent pursuant to paragraph (c) above) if on or after the date which is three months before the earliest FATCA Application Date relating to any payment to the Agent under the Finance Documents, either:

(i)	the Agent fails to respond to a request under clause 13.7 (FATCA Information) and the Borrower or a Lender reasonably believes that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii)	the information supplied by the Agent pursuant to clause 13.7 (FATCA Information) indicates that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii)	the Agent notifies the Borrower and the Lenders that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date,

and (in each case) the Borrower or a Lender reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Agent were a FATCA Exempt Party, and the Borrower or that Lender, by notice to the Agent, requires it to resign.

28.17	Replacement of the Agent

(a)	After consultation with the Borrower, the Majority Lenders may, by giving 30 days’ notice to the Agent replace the Agent by appointing a successor Agent.

(b)	The retiring Agent shall (at its own cost if it is an Impaired Agent and otherwise at the expense of the Lenders) make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(c)	The appointment of the successor Agent shall take effect on the date specified in the notice from the Majority Lenders to the retiring Agent. As from this date, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (b) above) but shall remain entitled to the benefit of clauses 15.3 (Indemnity to the Agent and the Security Agent) and 15.4 (Indemnity concerning security) and this clause 28 (and any agency fees for the account of the retiring Agent shall cease to accrue from (and shall be payable on) that date).

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(d)	Any successor Agent and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

28.18	Replacement of the Security Agent

The Majority Lenders may, by notice to the Security Agent, require it to resign in accordance with paragraph (b) of clause 28.16 (Resignation of the Agent or the Security Agent). In this event, the Security Agent shall resign in accordance with that paragraph.

28.19	Confidentiality

(a)	In acting as agent or trustee for the Finance Parties, the Agent or (as the case may be) the Security Agent shall be regarded as acting through its agency, trustee or other division or department directly responsible for the management of the Finance Documents which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by another division or department of the Agent or (as the case may be) Security Agent, it may be treated as confidential to that division or department and the Agent or (as the case may be) Security Agent shall not be deemed to have notice of it.

(c)	Notwithstanding any other provision of any Finance Document to the contrary, none of the Agent, the Security Agent nor any Arranger is obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty.

28.20	Agent’s relationship with the Lenders

(a)	The Agent may treat the person shown in its records as Lender at the opening of business (in the place of the Agent’s principal office as notified to the Finance Parties from time to time) as the Lender acting through its Facility Office:

(i)	entitled to or liable for any payment due under any Finance Document on that day; and

(ii)	entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Finance Document made or delivered on that day,

unless it has received not less than five Business Days prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

(b)	Any Lender may by notice to the Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or despatched to that Lender under the Finance Documents. Such notice shall contain the address and (where communication by electronic mail or other electronic means is permitted under clause 36.5 (Electronic communication) electronic mail address and/or any other information required to enable the transmission of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, electronic mail address (or such other information), department and officer by that Lender for the purposes of clause 36.2 (Addresses) and paragraph (a)(ii) of clause 36.5 (Electronic communication) and the Agent shall be entitled to treat such person as the person entitled to receive all such notices, communications, information and documents as though that person where that Lender.

(c)	Each Finance Party shall supply to the Security Agent any information that the Security Agent may reasonably specify as being necessary or desirable to enable the Security Agent to perform its functions as Security Agent.

28.21	Information from the Finance Parties

Each Finance Party shall supply the Agent or the Security Agent with any information that the Agent or (as the case may be) the Security Agent may reasonably specify as being necessary or desirable to enable the Agent or (as the case may be) the Security Agent to perform its functions as Agent or (as the case may be) Security Agent.

28.22	Credit appraisal by the Finance Parties

Without affecting the responsibility of the Borrower for information supplied by it or on its behalf in connection with any Finance Document, each other Finance Party confirms to the Agent, the Security Agent and the Arrangers that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

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(a)	the financial condition, status and nature of the Borrower, any other Group Member or any member of the Höegh MLP Group;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Finance Document, the Transaction Security, the Security Property and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document, the Transaction Security or the Security Property;

(c)	the application of any Basel II Regulation or Basel III Regulation to the transactions contemplated by the Finance Documents;

(d)	whether that Finance Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the Transaction Security, the Security Property, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document, the Transaction Security or the Security Property;

(e)	the adequacy, accuracy or completeness of any information provided by the Agent, the Security Agent, the Arrangers or any other Party or by any other person under or in connection with any Finance Document, the transactions contemplated by any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(f)	the right or title of any person in or to, or the value or sufficiency of, any part of the Charged Property, the priority of any of the Transaction Security or the existence of any Security Interest affecting the Charged Property.

28.23	Deduction from amounts payable by the Agent

If any Party owes an amount to the Agent under the Finance Documents the Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

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28.24	Reliance and engagement letters

Each of the Agent, the Security Agent and the Arrangers may enter into any reliance letter or engagement letter relating to any valuations, reports, opinions or letters or advice or assistance provided by lawyers, accountants, tax advisers, insurance consultants, ship managers, valuers, surveyors or other professional advisers or experts in connection with the Finance Documents or the transactions contemplated in the Finance Documents on such terms as it may consider appropriate (including, without limitation, restrictions on the lawyer’s, accountant’s, tax adviser’s, valuer’s, surveyor’s or other professional adviser’s or expert’s liability and the extent to which their valuations, reports, opinions or letters may be relied on or disclosed).

29	Trust and security matters

29.1	Undertaking to pay

(a)	The Borrower undertakes with the Security Agent as trustee for the Finance Parties that it will, on demand by the Security Agent, pay to the Security Agent as trustee for the Finance Parties all money from time to time owing to the other Finance Parties (in addition to paying any money owing under the Finance Documents to the Security Agent for its own account), and discharge all other obligations from time to time incurred, by it under or in connection with the Finance Documents.

(b)	Each payment which the Borrower makes to another Finance Party in accordance with any Finance Document shall, to the extent of the amount of that payment, satisfy the Borrower’s corresponding obligation under paragraph (a) above to make that payment to the Security Agent.

29.2	No responsibility to perfect Transaction Security

The Security Agent shall not be liable for any failure to:

(a)	ascertain whether all deeds and documents which should have been deposited with it under or pursuant to any of the Security Documents have been so deposited;

(b)	require the deposit with it of any deed or document certifying, representing or constituting the title of the Borrower to any of the Charged Property;

(c)	obtain any licence, consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any Finance Document or the Transaction Security;

(d)	register, file or record or otherwise protect any of the Transaction Security (or the priority of any of the Transaction Security) under any law or regulation or to give notice to any person of the execution of any Finance Document or of the Transaction Security;

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(e)	take, or to require the Borrower to take, any step to perfect its title to any of the Charged Property or to render the Transaction Security effective or to secure the creation of any ancillary Security Interest under any law or regulation; or

(f)	require any further assurance in relation to any Security Document.

29.3	Insurance by Security Agent

(a)	The Security Agent shall not be obliged:

(i)	to insure any of the Charged Property;

(ii)	to require any other person to maintain any insurance; or

(iii)	to verify any obligation to arrange or maintain insurance contained in any Finance Document,

and the Security Agent shall not be liable for any damages, costs or losses to any person as a result of the lack of, or inadequacy of, any such insurance.

(b)	Where the Security Agent is named on any insurance policy as an insured party, it shall not be liable for any damages, costs or losses to any person as a result of its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind, unless the Agent requests it to do so in writing and the Security Agent fails to do so within fourteen days’ after receipt of that request.

29.4	Common parties

Although the Agent and the Security Agent may from time to time be the same entity, that entity will have entered into the Finance Documents (to which it is party) in its separate capacities as agent for the other Finance Parties and (as appropriate) security agent and trustee for all of the other Finance Parties. Where any Finance Document provides for an Agent or Security Agent to communicate with or provide instructions to the other, while they are the same entity, such communication or instructions will not be necessary.

29.5	Custodians and nominees

The Security Agent may appoint and pay any person to act as a custodian or nominee on any terms in relation to any asset of the trust as the Security Agent may determine, including for the purpose of depositing with a custodian this Agreement or any document relating to the trust created under this Agreement and the Security Agent shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it under this Agreement or be bound to supervise the proceedings or acts of any person.

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29.6	Delegation by the Security Agent

(a)	Each of the Security Agent, any Receiver and any Delegate may, at any time, delegate by power of attorney or otherwise to any person for any period, all or any right, power, authority or discretion vested in it in its capacity as such.

(b)	That delegation may be made upon any terms and conditions (including the power to sub-delegate) and subject to any restrictions that the Security Agent, that Receiver or that Delegate (as the case may be) may, in its discretion, think fit in the interests of the Finance Parties.

(c)	No Security Agent, Receiver or Delegate shall be bound to supervise, or be in any way responsible for any damages, costs or losses incurred by reason of any misconduct, omission or default on the part of, any such delegate or sub-delegate.

29.7	Additional trustees

(a)	The Security Agent may at any time appoint (and subsequently remove) any person to act as a separate trustee or as a co-trustee jointly with it:

(i)	if it considers that appointment to be in the interests of the Finance Parties;

(ii)	for the purposes of conforming to any legal requirement, restriction or condition which the Security Agent deems to be relevant; or

(iii)	for obtaining or enforcing any judgment in any jurisdiction,

and the Security Agent shall give prior notice to the Borrower and the Finance Parties of that appointment.

(b)	Any person so appointed shall have the rights, powers, authorities and discretions (not exceeding those given to the Security Agent under or in connection with the Finance Documents) and the duties, obligations and responsibilities that are given or imposed by the instrument of appointment.

(c)	The remuneration that the Security Agent may pay to that person, and any costs and expenses (together with any applicable VAT) incurred by that person in performing its functions pursuant to that appointment shall, for the purposes of this Agreement, be treated as costs and expenses incurred by the Security Agent.

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(d)	At the request of the Security Agent, the other Parties shall forthwith execute all such documents and do all such things as may be required to perfect such appointment or removal and each such Party irrevocably authorises the Security Agent in its name and on its behalf to do the same.

(e)	Such a person shall accede to this Agreement as a Security Agent to the extent necessary to carry out their role on terms satisfactory to the Security Agent.

(f)	The Security Agent shall not be bound to supervise, or be responsible for any loss incurred by reason of any act or omission of, any such person if the Security Agent shall have exercised reasonable care in the selection of such person.

29.8	Acceptance of title

The Security Agent shall be entitled to accept without enquiry, and shall not be obliged to investigate, any right and title that the Borrower may have to any of the Charged Property and shall not be liable for, or bound to require the Borrower to remedy, any defect in its right or title.

29.9	Winding up of trust

If the Security Agent, with the approval of the Agent, determines that:

(a)	all of the Secured Obligations and all other obligations secured by the Security Documents have been fully and finally discharged; and

(b)	no Finance Party is under any commitment, obligation or liability (actual or contingent) to make advances or provide other financial accommodation to the Borrower pursuant to the Finance Documents,

then:

(i)	the trusts set out in this Agreement shall be wound up and the Security Agent shall release, without recourse or warranty, all of the Transaction Security and the rights of the Security Agent under each of the Security Documents; and

(ii)	any Security Agent which has resigned pursuant to clause 28.16 (Resignation of the Agent or the Security Agent) shall release, without recourse or warranty, all of its rights under each Security Document.

29.10	Powers supplemental to Trustee Acts

The rights, powers, authorities and discretions given to the Security Agent under or in connection with the Finance Documents shall be supplemental to the Trustee Act 1925 and the Trustee Act 2000 and in addition to any which may be vested in the Security Agent by law or regulation or otherwise.

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29.11	Disapplication of Trustee Acts

Section 1 of the Trustee Act 2000 shall not apply to the duties of the Security Agent in relation to the trusts constituted by this Agreement. Where there are any inconsistencies between the Trustee Act 1925 or the Trustee Act 2000 and the provisions of this Agreement, the provisions of this Agreement shall, to the extent permitted by law and regulation, prevail and, in the case of any inconsistency with the Trustee Act 2000, the provisions of this Agreement shall constitute a restriction or exclusion for the purposes of that Act.

30	Enforcement of Transaction Security

30.1	Enforcement Instructions

(a)	The Security Agent may refrain from enforcing the Transaction Security unless instructed otherwise by the Majority Lenders.

(b)	Subject to the Transaction Security having become enforceable in accordance with its terms, the Majority Lenders may give or refrain from giving instructions to the Security Agent to enforce or refrain from enforcing the Transaction Security as they see fit.

(c)	The Security Agent is entitled to rely on and comply with instructions given in accordance with this clause 30.1.

30.2	Manner of enforcement

If the Transaction Security is being enforced pursuant to clause 30.1 (Enforcement Instructions), the Security Agent shall enforce the Transaction Security in such manner as the Majority Lenders shall instruct or, in the absence of any such instructions, as the Security Agent considers in its discretion to be appropriate.

30.3	Waiver of rights

To the extent permitted under applicable law and subject to clause 30.1 (Enforcement Instructions), clause 30.2 (Manner of enforcement) and clause 31 (Application of proceeds), each of the Finance Parties and the Borrower waives all rights it may otherwise have to require that the Transaction Security be enforced in any particular order or manner or at any particular time or that any amount received or recovered from any person, or by virtue of the enforcement of any of the Transaction Security or of any other security interest, which is capable of being applied in or towards discharge of any of the Secured Obligations is so applied.

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30.4	Enforcement through Security Agent only

(a)	The other Finance Parties shall not have any independent power to enforce, or have recourse to, any of the Transaction Security or to exercise any right, power, authority or discretion arising or to grant any consents or releases under the Security Documents except through the Security Agent.

(b)	Each Finance Party (other than the Security Agent) shall, promptly upon being requested by the Agent to do so, grant a power of attorney or other sufficient authority to the Security Agent to enable the Security Agent to enforce or have recourse to the relevant Transaction Security or to exercise any such right, power, authority or discretion or to grant any such consent or release.

31	Application of proceeds

31.1	Order of application

All amounts from time to time received or recovered by the Security Agent pursuant to the terms of any Finance Document or in connection with the realisation or enforcement of all or any part of the Transaction Security (for the purposes of this clause 31, the Recoveries) shall be held by the Security Agent on trust to apply them at any time as the Security Agent (in its discretion) sees fit, and as soon as practicable (in accordance with clause 34.2 (Distributions by the Agent)), to the extent permitted by applicable law (and subject to the provisions of this clause 31), in the following order of priority:

(a)	in discharging any sums owing to the Security Agent (other than pursuant to clause 29.1 (Undertaking to pay), any Receiver or any Delegate;

(b)	in discharging all costs and expenses incurred by any Finance Party in connection with any realisation or enforcement of the Transaction Security taken in accordance with the terms of this Agreement;

(c)	in payment or distribution to the Agent on its own behalf and on behalf of the other Finance Parties for application in accordance with clause 34.6 (Partial payments);

(d)	if the Borrower is not under any further actual or contingent liability under any Finance Document, in payment or distribution to any person to whom the Security Agent is obliged to pay or distribute in priority to the Borrower; and

(e)	the balance, if any, in payment or distribution to the Borrower.

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31.2	Investment of cash proceeds

Prior to the application of any Recoveries in accordance with clause 31.1 (Order of application) the Security Agent may, in its discretion, hold:

(a)	all or part of any Recoveries which are in the form of cash; and

(b)	any cash which is generated by holding, managing, exploiting, collecting, realising or disposing of any proceeds of the Security Property which are not in the form of cash in one or more interest bearing, if any, suspense accounts, in the name of the Security Agent with such financial institution (including itself) and for so long as the Security Agent shall think fit (the interest being credited to the relevant account) pending the application from time to time of those moneys in the Security Agent’s discretion in accordance with the provisions of this clause 31.

31.3	Currency conversion

(a)	For the purpose of, or pending the discharge of, any of the Secured Obligations the Security Agent may:

(i)	convert any moneys received or recovered by the Security Agent from one currency to another; and

(ii)	notionally convert the valuation provided in any opinion or valuation from one currency to another,

in each case at the Security Agent’s spot rate of exchange for the purchase of that other currency with the currency in which the relevant moneys are received or recovered or the valuation is provided in the London foreign exchange market at or about 11:00 am (London time) on a particular day.

(b)	The obligations of the Borrower to pay in the due currency shall only be satisfied:

(i)	in the case of paragraph (a)(i) above, to the extent of the amount of the due currency purchased after deducting the costs of conversion; and

(ii)	in the case of paragraph (a)(ii) above, to the extent of the amount of the due currency which results from the notional conversion referred to in that paragraph.

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31.4	Permitted Deductions

The Security Agent shall be entitled, in its discretion, (a) to set aside by way of reserve amounts required to meet and (b) to make and pay, any deductions and withholdings (on account of Taxes or otherwise) which it is or may be required by any law or regulation to make from any distribution or payment made by it under this Agreement, and to pay all Taxes which may be assessed against it in respect of any of the Charged Property, or as a consequence of performing its duties or exercising its rights, powers, authorities and discretions, or by virtue of its capacity as Security Agent under any of the Finance Documents or otherwise (other than in connection with its remuneration for performing its duties under this Agreement).

31.5	Good discharge

(a)	Any distribution or payment to be made in respect of the Secured Obligations by the Security Agent may be made to the Agent on behalf of the Finance Parties.

(b)	Any distribution or payment made as described in paragraph (a) above shall be a good discharge, to the extent of that payment or distribution, by the Security Agent to the extent of that payment.

(c)	The Security Agent is under no obligation to make the payments to the Agent under paragraph (a) above in the same currency as that in which the Secured Obligations owing to the relevant Finance Party are denominated pursuant to the relevant Finance Document.

31.6	Calculation of amounts

For the purpose of calculating any person’s share of any amount payable to or by it, the Security Agent shall be entitled to:

(a)	notionally convert the Secured Obligations owed to any person into a common base currency (decided in its discretion by the Security Agent), that notional conversion to be made at the spot rate at which the Security Agent is able to purchase the notional base currency with the actual currency of the Secured Obligations owed to that person at the time at which that calculation is to be made; and

(b)	assume that all amounts received or recovered as a result of the enforcement or realisation of the Security Property are applied in discharge of the Secured Obligations in accordance with the terms of the Finance Documents under which those Secured Obligations have arisen.

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31.7	Release to facilitate enforcement and realisation

(a)	Each Finance Party acknowledges that, for the purpose of any enforcement action by the Security Agent or a Receiver and/or maximising or facilitating the realisation of the Charged Property, it may be desirable that certain rights or claims against the Borrower and/or under certain of the Transaction Security be released.

(b)	Each other Finance Party hereby irrevocably authorises the Security Agent (acting on the instructions of the Agent) to grant any such releases to the extent necessary to effect such enforcement action and/or realisation including, to the extent necessary for such purpose, to execute release documents in the name of and on behalf of the other Finance Parties.

(c)	Where the relevant enforcement is by way of disposal of shares in the Borrower, the requisite release may include releases of all claims (including under guarantees) of the Finance Parties and/or the Security Agent against the Borrower and of all Security Interests over the assets of the Borrower.

31.8	Dealings with Security Agent

Subject to clause 36.5 (Communication when Agent is Impaired Agent), each Finance Party shall deal with the Security Agent exclusively through the Agent.

31.9	Disclosure between Finance Parties and Security Agent

Notwithstanding any agreement to the contrary, the Borrower consents, until the end of the Facility Period, to the disclosure by any Finance Party to each other (whether or not through the Agent or the Security Agent) of such information concerning the Borrower as any Finance Party shall see fit.

31.10	Notification of prescribed events

(a)	If an Event of Default or Default either occurs or ceases to be continuing, the Agent shall, upon becoming aware of that occurrence or cessation, notify the Security Agent.

(b)	If the Security Agent enforces, or takes formal steps to enforce, any of the Transaction Security it shall notify each other Finance Party of that action.

(c)	If any Finance Party exercises any right it may have to enforce, or to take formal steps to enforce, any of the Transaction Security it shall notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each other Finance Party of that action.

(d)	The Agent shall notify the Lenders following receipt of, or becoming aware of, the events described in this clause 31.10.

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32	Conduct of business by the Finance Parties

32.1	Finance Parties tax affairs

No provision of this Agreement will:

(a)	interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)	oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

33	Sharing among the Finance Parties

33.1	Payments to Finance Parties

If a Finance Party (a Recovering Finance Party) receives or recovers any amount from the Borrower other than in accordance with clause 34 (Payment mechanics) (a Recovered Amount) and applies that amount to a payment due under the Finance Documents then:

(a)	the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery, to the Agent;

(b)	the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with clause 34 (Payment mechanics), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

(c)	the Recovering Finance Party shall, within three Business Days of demand by the Agent, pay to the Agent an amount (the Sharing Payment) equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with clause 34.5 (Partial payments).

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33.2	Redistribution of payments

The Agent shall treat the Sharing Payment as if it had been paid by the Borrower and distribute it between the Finance Parties (other than the Recovering Finance Party) (the Sharing Finance Parties) in accordance with clause 34.5 (Partial payments) towards the obligations of the Borrower to the Sharing Finance Parties.

33.3	Recovering Finance Party’s rights

On a distribution by the Agent under clause 33.2 (Redistribution of payments) of a payment received by a Recovering Finance Party from the Borrower, as between the Borrower and the Recovering Finance Party, an amount of the Recovered Amount equal to the Sharing Payment will be treated as not having been paid by the Borrower.

33.4	Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(a)	each Sharing Finance Party shall, upon request of the Agent, pay to the Agent for the account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay) (the Redistributed Amount); and

(b)	as between the Borrower and each relevant Sharing Finance Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by the Borrower.

33.5	Exceptions

(a)	This clause 33 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this clause, have a valid and enforceable claim against the Borrower.

(b)	A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(i)	it notified that other Finance Party of the legal or arbitration proceedings;

(ii)	the taking of legal or arbitration proceedings was in accordance with the terms of this Agreement; and

(iii)	that other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

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Section 10 -  Administration

34	Payment mechanics

34.1	Payments to the Agent

(a)	On each date on which the Borrower or a Lender is required to make a payment under a Finance Document, the Borrower or Lender shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)	Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in such Participating Member State or London, as specified by the Agent) and with such bank as the Agent, in each case, specifies.

34.2	Distributions by the Agent

Each payment received by the Agent under the Finance Documents for another Party shall, subject to clause 34.3 (Distributions to the Borrower) and clause 34.4 (Clawback and pre-funding) be made available by the Agent as soon as practicable after receipt, to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Agent by not less than five Business Days’ notice with a bank specified by that Party in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or London, as specified by that Party).

34.3	Distributions to the Borrower

The Agent may (with the consent of the Borrower or in accordance with clause 35 (Set-off)) apply any amount received by it for the Borrower in or towards payment (on the date and in the currency and funds of receipt) of any amount due from the Borrower under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

34.4	Clawback and pre-funding

(a)	Where a sum is to be paid to the Agent under the Finance Documents for another Party, the Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

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(b)	Unless paragraph (c) below applies, if the Agent pays an amount to another Party and it proves to be the case that the Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

(c)	If the Agent is willing to make available amounts for the account of the Borrower before receiving funds from the Lenders then if and to the extent that the Agent does so but it proves to be the case that it does not then receive funds from a Lender in respect of a sum which it paid to a Borrower:

(i)	the Agent shall notify the Borrower of that Lender’s identity and the Borrower shall on demand refund it to the Agent; and

(ii)	the Lender by whom those funds should have been made available or, if that Lender fails to do so, the Borrower, shall on demand pay to the Agent the amount (as certified by the Agent) which will indemnify the Agent against any funding cost incurred by it as a result of paying out that sum before receiving those funds from that Lender.

34.5	Impaired Agent

(a)	If, at any time, the Agent becomes an Impaired Agent, the Borrower or a Lender which is required to make a payment under the Finance Documents to the Agent in accordance with clause 34.1 (Payments to the Agent) may instead either:

(i)	pay that amount direct to the required recipient(s); or

(ii)	if in its absolute discretion it considers that it is not reasonably practicable to pay that amount direct to the required recipient(s), pay that amount or the relevant part of that amount to an interest-bearing account held with an Acceptable Bank within the meaning of the definition of “Acceptable Bank” and in relation to which no Insolvency Event has occurred and is continuing, in the name of the Borrower or the Lender making the payment (the Paying Party) and designated as a trust account for the benefit of the Party or Parties beneficially entitled to that payment under the Finance Documents (the Recipient Party or Recipient Parties).

In each case such payments must be made on the due date for payment under the Finance Documents.

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(b)	All interest accrued on the amount standing to the credit of the trust account shall be for the benefit of the Recipient Party or the Recipient Parties pro rata to their respective entitlements.

(c)	A Party which has made a payment in accordance with this clause 34.5 shall be discharged of the relevant payment obligation under the Finance Documents and shall not take any credit risk with respect to the amounts standing to the credit of the trust account.

(d)	Promptly upon the appointment of a successor Agent in accordance with this Agreement, each Paying Party shall (other than to the extent that that Party has given an instruction pursuant to paragraph (e) below) give all requisite instructions to the bank with whom the trust account is held to transfer the amount (together with any accrued interest) to the successor Agent for distribution to the relevant Recipient Party or Recipient Parties in accordance with clause 34.2 (Distributions by the Agent).

(e)	A Paying Party shall, promptly upon request by a Recipient Party and to the extent:

(i)	that it has not given an instruction pursuant to paragraph (d) above; and

(ii)	that it has been provided with the necessary information by that Recipient Party,

give all requisite instructions to the bank with whom the trust account is held to transfer the relevant amount (together with any accrued interest) to that Recipient Party.

34.6	Partial payments

(a)	If the Agent receives a payment for application against amounts due in respect of any Finance Documents that is insufficient to discharge all the amounts then due and payable by the Borrower under those Finance Documents, the Agent shall apply that payment towards the obligations of the Borrower under the Finance Documents in the following order:

(i)	first, in or towards payment pro rata of any unpaid amount owing to the Agent, the Security Agent or the Arrangers for their own account under those Finance Documents;

(ii)	secondly, in or towards payment pro rata of any accrued interest (including default interest and Break Costs), fees or commissions due but unpaid under this Agreement; and

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(iii)	thirdly, in or towards payment to the Lenders pro rata of all other amounts due to them but unpaid under the Finance Documents.

(b)	The Agent shall, if so directed by all the Lenders, vary the order set out in paragraphs (ii) to (iii) of paragraph (a) above.

(c)	Paragraphs (a) and (b) above will override any appropriation made by the Borrower.

34.7	No set-off by Borrower

All payments to be made by the Borrower under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

34.8	Business Days

(a)	Any payment under the Finance Documents which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

34.9	Currency of account

(a)	Subject to paragraphs (b) and (c) below, dollars is the currency of account and payment for any sum due from the Borrower under any Finance Document.

(b)	A repayment of all or part of a Loan or an Unpaid Sum and each payment of interest shall be made in dollars on its due date.

(c)	Each payment in respect of the amount of any costs, expenses or Taxes or other losses shall be made in dollars and, if they were incurred in a currency other than dollars, the amount payable under the Finance Documents shall be the equivalent in dollars of the relevant amount in such other currency on the date on which it was incurred.

(d)	All moneys received or held by the Security Agent or by a Receiver under a Security Document in a currency other than dollars may be sold for dollars and the Borrower shall indemnify the Security Agent against the full cost in relation to the sale. Neither the Security Agent nor such Receiver will have any liability to the Borrower in respect of any loss resulting from any fluctuation in exchange rates after the sale.

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34.10	Change of currency

(a)	Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i)	any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (after consultation with the Borrower ); and

(ii)	any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably).

(b)	If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with the Borrower) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Interbank Market and otherwise to reflect the change in currency.

34.11	Disruption to payment systems etc.

If either the Agent determines (in its discretion) that a Disruption Event has occurred or the Agent is notified by the Borrower that a Disruption Event has occurred:

(a)	the Agent may, and shall if requested to do so by the Borrower, consult with the Borrower with a view to agreeing with the Borrower such changes to the operation or administration of the Facility as the Agent may deem necessary in the circumstances;

(b)	the Agent shall not be obliged to consult with the Borrower in relation to any changes mentioned in paragraph (a) above if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c)	the Agent may consult with the Finance Parties in relation to any changes mentioned in paragraph (a) above but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(d)	any such changes agreed upon by the Agent and the Borrower shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of clause 40 (Amendments and waivers);

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(e)	the Agent shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this clause 34.11; and

(f)	the Agent shall notify the Finance Parties of all changes agreed pursuant to paragraph (d) above.

35	Set-off

A Finance Party may set off any matured obligation due from the Borrower under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to the Borrower, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

36	Notices

36.1	Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, by letter.

36.2	Addresses

The address (and the department or officer, if any, for whose attention the communication is to be made) of the Borrower or Finance Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(a)	in the case of the Borrower, that identified with its name in Schedule 1 (The Original Parties);

(b)	in the case of the Security Agent, the Agent and any other original Finance Party, that identified with its name in Schedule 1 (The Original Parties); and

(c)	in the case of each Lender or other Finance Party, that notified in writing to the Agent on or prior to the date on which it becomes a Party in the relevant capacity,

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or, in each case, any substitute address, or department or officer as the Borrower or Finance Party may notify to the Agent (or the Agent may notify to the other Finance Parties and the Borrower, if a change is made by the Agent) by not less than five Business Days’ notice.

36.3	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective, if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage, prepaid in an envelope addressed to it at that address and, if a particular department or officer is specified as part of its address details provided under clause 36.2 (Addresses), if addressed to that department or officer.

(b)	Any communication or document to be made or delivered to the Agent or the Security Agent will be effective only when actually received by the Agent or the Security Agent and then only if it is expressly marked for the attention of the department or officer identified in Schedule 1 (The Original Parties) (or any substitute department or officer as the Agent or the Security Agent shall specify for this purpose).

(c)	All notices from or to the Borrower shall be sent through the Agent.

(d)	Any communication or document made or delivered to the Borrower in accordance with this clause 36.3 will be deemed to have been made or delivered to the Borrower.

(e)	Any communication or document which becomes effective, in accordance with paragraphs (a) to (d) above, after 5:00 p.m. in the place of receipt shall be deemed only to become effective on the following day.

36.4	Notification of address

Promptly upon changing its address, the Agent shall notify the other Parties.

36.5	Communication when Agent is Impaired Agent

If the Agent is an Impaired Agent the Parties may, instead of communicating with each other through the Agent, communicate with each other directly and (while the Agent is an Impaired Agent) all the provisions of the Finance Documents which require communications to be made or notices to be given to or by the Agent shall be varied so that communications may be made and notices given to or by the relevant Parties directly. This provision shall not operate after a replacement Agent has been appointed.

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36.6	Electronic communication

(a)	Any communication to be made between any two Parties under or in connection with the Finance Documents may be made by electronic mail or other electronic means (including, without limitation, by way of posting to a secure website) if those two Parties:

(i)	notify each other in writing of their electronic mail address and/or any other information required to enable the transmission of information by that means; and

(ii)	notify each other of any change to their address or any other such information supplied by them by not less than five Business Days’ notice.

(b)	Any such electronic communication as specified in paragraph (a) above to be made between the Borrower and a Finance Party may only be made in that way to the extent that those two Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication

(c)	Any such electronic communication as specified in paragraph (a) above made between any two Parties will be effective only when actually received (or made available) in readable form and, in the case of any electronic communication made by a Party to the Agent or the Security Agent, only if it is addressed in such a manner as the Agent or the Security Agent shall specify for this purpose.

(d)	Any electronic communication which becomes effective, in accordance with paragraph (c) above, after 5:00 p.m. in the place in which the Party to whom the relevant communication is sent or made available has its address for the purpose of this Agreement or any other Finance Document, shall be deemed only to become effective on the following day.

(e)	Any reference in a Finance Document to a communication being sent or received shall be construed to include that communication being made available in accordance with this clause 36.5.

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36.7	Data protection

Where the Borrower supplies any Lender or the Agent with personal data of third party individuals, the Borrower shall confirm that it has provided such individuals with the information as is required under data protection legislation, which includes but is not limited to, the identity of the Borrower (or any of its Affiliates), the purpose for processing, how the Borrower or any of its Affiliates and/or such individuals might exercise their rights under the legislation and the fact that the Borrower (or any of its Affiliates) as a global corporate may transfer their data to countries that do not offer the same level of protection.

36.8	English language

(a)	Any notice given under or in connection with any Finance Document must be in English.

(b)	All other documents provided under or in connection with any Finance Document must be:

(i)	in English; or

(ii)	if not in English, and if so required by the Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

37	Calculations and certificates

37.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

37.2	Certificates and determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

37.3	Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Interbank Market differs, in accordance with that market practice.

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38	Partial invalidity

If, at any time, any provision of a Finance Document is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

39	Remedies and waivers

No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under a Finance Document shall operate as a waiver of any such right or remedy or constitute an election to affirm any Finance Document. No election to affirm any Finance Document on the part of any Finance Party shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in each Finance Document are cumulative and not exclusive of any rights or remedies provided by law.

40	Amendments and waivers

40.1	Required approvals

(a)	Subject to clause 40.2 (All Lender matters) and clause 40.3 (Other exceptions), any term of the Finance Documents may be amended or waived only with the approval of the Majority Lenders and the Borrower and any such amendment or waiver will be binding on all the Finance Parties.

(b)	The Agent may (or, in the case of the Security Documents, instruct the Security Agent to) effect, on behalf of any Finance Party, any amendment or waiver permitted by this clause 40.

(c)	Without prejudice to the generality of paragraphs (c), (d) and (e) of clause 28.11 (Rights and discretions of the Agent and the Security Agent), the Agent may engage, pay for and rely on the services of lawyers in determining the approval level required for and effecting any amendment, waiver or approval under this Agreement.

40.2	All Lender matters

Subject to clause 40.4 (Replacement of Screen Rate), an amendment, waiver or discharge or release or an approval of, or in relation to, any term of any Finance Document that has the effect of changing or which relates to this clause 46.2 or:

(a)	the definition of “Last Availability Date” in clause 1.1 (Definitions);

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(b)	the definition of “Majority Lenders” in clause 1.1 (Definitions);

(c)	the definition of “Restricted Party” in clause 1.1 (Definitions);

(d)	the definition of “Sanctions Authority” in clause 1.1 (Definitions);

(e)	the definition of “Sanctioned Country” in clause 1.1 (Definitions);

(f)	the definition of “Sanctions Event” in clause 1.1 (Definitions);

(g)	the definition of “Sanctions Laws” in clause 1.1 (Definitions);

(h)	tthe definition of “Sanctions List” in clause 1.1 (Definitions);

(i)	an extension to the date of payment of any amount under the Finance Documents (except in accordance with clause 6.2 (Extension of the Final Repayment Date));

(j)	a reduction in the Margin or a reduction in the amount of any payment of principal, interest, fees or commission payable or the rate at which they are calculated;

(k)	an increase in, or an extension of, any Commitment or any requirement that a cancellation of Commitments reduces the Commitments of the Lenders rateably under the Facility;

(l)	a change to the Borrower;

(m)	any provision which expressly requires the consent or approval of all the Lenders;

(n)	clause 33 (Sharing among the Finance Parties);

(o)	clause 6.2 (Extension of the Final Repayment Date), clause 7.1 (Illegality), clause 7.2 (Sanctions), clause 7.3 (Sanctions Event), clause 7.4 (Change of control), clause 7.5 (Höegh MLP cross acceleration), clause 7.6 (Höegh MLP Group EBITDA reduction), clause 7.7 (Transfer of assets to Höegh MLP), clause 18.27 (Sanctions), clause 21.13 (Sanctions), clause 26 (Changes to the Lenders), clause 42.6 (Data protection), this clause 40, clause 44 (Governing law) or clause 45.1 (Jurisdiction of English courts);

(p)	the order of distribution under clause 31.1 (Order of application);

(q)	the order of distribution under clause 34.5 (Partial payments);

(r)	the currency in which any amount is payable under any Finance Document;

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(s)	an increase in any Commitment or the Total Commitments, an extension of any period within which the Facility is available for Utilisation (except in accordance with clause 6.2 (Extension of the Final Repayment Date)) or any requirement that a cancellation of Commitments reduces the Commitments rateably;

(t)	(other than as expressly permitted by the provisions of any Finance Document) the nature or scope of:

(i)	the Charged Property; or

(ii)	the manner in which the proceeds of enforcement of the Transaction Security are distributed; or

(u)	the circumstances in which any of the Transaction Security is permitted or required to be released under any of the Finance Documents,

shall not be made, or given, without the prior approval of all the Lenders.

40.3	Other exceptions

(a)	An amendment or waiver which relates to the rights or obligations of the Agent or the Security Agent in their respective capacities as such (and not just as a Lender) may not be effected without the consent of the Agent or the Security Agent (as the case may be).

(b)	Notwithstanding clauses 40.1 and 40.2, the Agent may make technical amendments to the Finance Documents arising out of manifest errors on the face of the Finance Documents, where such amendments would not prejudice or otherwise be adverse to the interests of any Finance Party without any reference, approval or consent of the Finance Parties.

40.4	Replacement of Screen Rate

(a)	Subject to clause 40.3 (Other exceptions), if a Screen Rate Replacement Event has occurred, any amendment or waiver which relates to:

(i)	providing for the use of a Replacement Benchmark; and

(ii)	any or all of the following:

(A)	aligning any provision of any Finance Document to the use of that Replacement Benchmark;

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(B)	enabling that Replacement Benchmark to be used for the calculation of interest under this Agreement (including, without limitation, any consequential changes required to enable that Replacement Benchmark to be used for the purposes of this Agreement);

(C)	implementing market conventions applicable to that Replacement Benchmark;

(D)	providing for appropriate fallback (and market disruption) provisions for that Replacement Benchmark; or

(E)	adjusting the pricing to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one Party to another as a result of the application of that Replacement Benchmark (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation), may be made with the consent of the Agent (acting on the instructions of the Majority Lenders) and the Borrower.

(b)	In this clause 40.4:

Relevant Nominating Body means any applicable central bank, regulator or other supervisory authority or a group of them, or any working group or committee sponsored or chaired by, or constituted at the request of, any of them or the Financial Stability Board.

Replacement Benchmark means a benchmark rate which is:

(a)	formally designated, nominated or recommended as the replacement for a Screen Rate by:

(i)	the administrator of that Screen Rate (provided that the market or economic reality that such benchmark rate measures is the same as that measured by that Screen Rate); or

(ii)	any Relevant Nominating Body,

and if replacements have, at the relevant time, been formally designated, nominated or recommended under both paragraphs, the "Replacement Benchmark" will be the replacement under paragraph (ii) above;

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(b)	in the opinion of the Majority Lenders and the Borrower, generally accepted in the international or any relevant domestic syndicated loan markets as the appropriate successor to that Screen Rate; or

(c)	in the opinion of the Majority Lenders and the Borrower, an appropriate successor to a Screen Rate.

Screen Rate Replacement Event means, in relation to a Screen Rate:

(a)	the methodology, formula or other means of determining that Screen Rate has, in the opinion of the Majority Lenders and the Borrower materially changed;

(b)	any of the following applies:

(i)	either:

(A)	the administrator of that Screen Rate or its supervisor publicly announces that such administrator is insolvent; or

(B)	information is published in any order, decree, notice, petition or filing, however described, of or filed with a court, tribunal, exchange, regulatory authority or similar administrative, regulatory or judicial body which reasonably confirms that the administrator of that Screen Rate is insolvent, provided that, in each case, at that time, there is no successor administrator to continue to provide that Screen Rate;

(ii)	the administrator of that Screen Rate publicly announces that it has ceased or will cease, to provide that Screen Rate permanently or indefinitely and, at that time, there is no successor administrator to continue to provide that Screen Rate;

(iii)	the supervisor of the administrator of that Screen Rate publicly announces that such Screen Rate has been or will be permanently or indefinitely discontinued; or

(iv)	the administrator of that Screen Rate or its supervisor announces that such Screen Rate may no longer be used; or

(c)	the administrator of that Screen Rate determines that such Screen Rate should be calculated in accordance with its reduced submissions or other contingency or fallback policies or arrangements and either:

(i)	the circumstance(s) or event(s) leading to such determination are not (in the opinion of the Majority Lenders and the Borrower) temporary; or

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(ii)	that Screen Rate is calculated in accordance with any such policy or arrangement for a period no less than 15 Business Days; or

(d)	in the opinion of the Majority Lenders and the Borrower, that Screen Rate is otherwise no longer appropriate for the purposes of calculating interest under this Agreement.

40.5	Releases

Except with the approval of the Lenders or for a release which is expressly permitted or required by the Finance Documents, the Agent shall not have authority to authorise the Security Agent to release:

(a)	any Charged Property from the Transaction Security; or

(b)	the Borrower from any of its obligations under any Finance Document.

40.6	Disenfranchisement of Defaulting Lenders

(a)	For so long as a Defaulting Lender has any Available Commitment, in ascertaining:

(i)	the Majority Lenders; or

(ii)	whether:

(A)	any given percentage (including, for the avoidance of doubt, unanimity) of the Total Commitments under the Facility; or

(B)	the agreement of any specified group of Lenders,

has been obtained to approve any request for a consent, approval, waiver, amendment or other vote of Lenders under the Finance Documents,

that Defaulting Lender’s Commitment will be reduced by the amount of its Available Commitment and, to the extent that such reduction results in that Defaulting Lender’s Commitment being zero, that Defaulting Lender shall be deemed not to be a Lender for the purposes of paragraphs (i) and (ii) above.

(b)	For the purposes of this clause 40.6, the Agent may assume that the following Lenders are Defaulting Lenders:

(i)	any Lender which has notified the Agent that it has become a Defaulting Lender; and

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(ii)	any Lender in relation to which it is aware that any of the events or circumstances referred to in paragraphs (a), (b) or (c) of the definition of “Defaulting Lender” has occurred, unless it has received notice to the contrary from the Lender concerned (together with any supporting evidence reasonably requested by the Agent) or the Agent is otherwise aware that the Lender has ceased to be a Defaulting Lender.

40.7	Replacement of a Defaulting Lender

(a)	The Borrower may, at any time a Lender has become and continues to be a Defaulting Lender, by giving five Business Days prior notice to the Agent and such Lender replace such Lender by requiring such Lender to (and to the extent permitted by law such Lender shall) transfer pursuant to clause 26 (Changes to the Lenders) all (and not part only) of its rights and obligations under this Agreement (and any Security Document to which that Lender is a party in its capacity as a Lender) to an Eligible Institution (a Replacement Lender) which confirms its willingness to assume and does assume all the obligations or all the relevant obligations of the assigning Lender in accordance with clause 26 (Changes to the Lenders) for a purchase price in cash payable at the time of transfer which is either:

(i)	in an amount equal to:

(A)	the outstanding principal amount of such Lender's participation in the Loans;

(B)	all accrued interest owing to such Lender;

(C)	the Break Costs which would have been payable to such Lender pursuant to clause 11.3 (Break Costs) had the Borrower prepaid in full that Lender's participation in the Loans on the date of the assignment; and

(D)	all other amounts payable to that Lender under the Finance Documents on the date of the assignment; or

(ii)	in an amount agreed between that Defaulting Lender, the Replacement Lender and the Borrower and which does not exceed the amount described in paragraph (i) above.

(b)	Any transfer of rights and obligations by a Defaulting Lender pursuant to this clause 40.7 shall be subject to the following conditions:

(i)	the Borrower shall have no right to replace the Agent or the Security Agent;

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(ii)	neither the Agent nor the Defaulting Lender shall have any obligation to the Borrower to find a Replacement Lender;

(iii)	the transfer must take place no later than five Business Days after the notice referred to in paragraph (a) above;

(iv)	in no event shall the Defaulting Lender be required to pay or surrender to the Replacement Lender any of the fees received by the Defaulting Lender pursuant to the Finance Documents; and

(v)	the Defaulting Lender shall only be obliged to transfer its rights and obligations pursuant to paragraph (a) above once it is satisfied that it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to that assignment or transfer to the Replacement Lender.

(c)	The Defaulting Lender shall perform the checks described in paragraph (b) (v) above as soon as reasonably practicable following delivery of a notice referred to in paragraph (a) above and shall notify the Agent and the Borrower when it is satisfied that it has complied with those checks.

40.8	Prohibition on Debt Purchase Transactions by the Group and Borrower Affiliates

The Borrower shall not, and shall ensure that each other Group Member or any Borrower Affiliate shall not, enter into any Debt Purchase Transaction or beneficially own in excess of 1 per cent, of the share capital of a company that is a Lender or a party to a Debt Purchase Transaction of the type referred to in paragraphs (b) or (c) of the definition of Debt Purchase Transaction.

40.9	Disenfranchisement on Debt Purchase Transactions entered into by the Group or Borrower Affiliates contrary to clause 40.8

For the avoidance of doubt, for so long as a Group Member or a Borrower Affiliate, contrary to the provisions of clause 40.8 of this Agreement, (a) beneficially owns a Commitment or (b) has entered into a sub-participation agreement relating to a Commitment or other agreement or arrangement having a substantially similar economic effect and such agreement or arrangement has not been terminated:

(a)	in ascertaining the Majority Lenders or whether any given percentage (including, for the avoidance of doubt, unanimity) of the Total Commitments has been obtained to approve any request for a consent, approval, waiver, amendment or other vote under the Finance Documents such Commitment shall be deemed to be zero; and

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(b)	for the purposes of clause 14.3 (Exceptions), such Borrower Affiliate or the person with whom it has entered into such sub-participation, other agreement or arrangement shall be deemed not to be a Lender (unless in the case of a person not being a Borrower Affiliate it is a Lender by virtue otherwise than by beneficially owning the relevant Commitment).

40.10	Borrower Affiliates' notification to other Lenders of Debt Purchase Transactions

Any Borrower Affiliate which is or becomes a Lender and which enters into a Debt Purchase Transaction as a purchaser or a participant shall, by 4.00 pm on the Business Day following the day on which it entered into that Debt Purchase Transaction, notify the Agent of the extent of the Commitments) or amount outstanding to which that Debt Purchase Transaction relates. The Agent shall promptly disclose such information to the Lenders.

41	Confidential Information

41.1	Confidential Information

Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by clause 41.2 (Disclosure of Confidential Information) and clause 41.3 (Disclosure to numbering service providers), and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

41.2	Disclosure of Confidential Information

Any Finance Party may disclose:

(a)	to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, insurers, reinsurers, insurance brokers, partners and Representatives such Confidential Information as that Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b)	to any person:

(i)	to (or through) whom it assigns (or may potentially assign) all or any of its rights and/or obligations under one or more Finance Documents or which succeeds (or which may potentially succeed) it as Agent or Security Agent and, in each case, to any of that person’s Affiliates, Related Funds, Representatives and professional advisers;

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(ii)	with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or the Borrower and to any of that person’s Affiliates, Related Funds, Representatives and professional advisers;

(iii)	appointed by any Finance Party or by a person to whom paragraphs (b)(i) or (b)(ii) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf (including, without limitation, any person appointed under paragraph (c) of clause 28.20 (Agent’s relationship with the Lenders));

(iv)	who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraphs (b)(i) or (b)(ii) above;

(v)	to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(vi)	to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

(vii)	(through the Agent) to whom information is required to be disclosed in connection with, and for the purposes of the enforcement to facilitate the realisation or enforcement of the assets which are, or are intended to be, the subject of the Security Documents (including, but not limited to, the Höegh MLP Units and the General Partner Units);

(viii)	to whom or for whose benefit that Finance Party charges, assigns or otherwise creates Security (or may do so) pursuant to clause 26.9 (Security over Lenders’ rights);

(ix)	who is a Party; or

(x)	with the consent of the Borrower,

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in each case, such Confidential Information as that Finance Party shall consider appropriate;

(c)	to any person appointed by that Finance Party or by a person to whom paragraphs (b)(i) or (b)(ii) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (c) if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration / Settlement Service Providers or such other form of confidentiality undertaking agreed between the Borrower and the relevant Finance Party;

(d)	to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Borrower; and

(e)	to any relevant publisher, such Confidential Information as may be required for the purposes of compiling and publishing relevant league tables and rankings.

The permitted recipient of any Confidential Information under this clause and its Affiliates will not be precluded in any manner or in any way from providing arranging or participating in any financing for, providing advisory or other services to third parties in, or acting as principal in, transactions which may involve the disclosing party, the Group or any other party; provided that the permitted recipient does not disclose any Confidential Information in connection therewith.

41.3	Disclosure to numbering service providers

(a)	Any Finance Party may disclose to any national or international numbering service provider appointed by that Finance Party to provide identification numbering services in respect of this Agreement, the Facility and/or the Borrower the following information:

(i)	the name of the Borrower;

(ii)	country of domicile of the Borrower;

(iii)	place of incorporation of the Borrower;

(iv)	date of this Agreement;

(v)	clause 44 (Governing law);

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(vi)	the names of the Agent and the Arrangers;

(vii)	date of each amendment and restatement of this Agreement;

(viii)	amounts of, and names of, the relevant Loans;

(ix)	amount of Total Commitments;

(x)	currency of the Facility;

(xi)	type of Facility;

(xii)	Final Repayment Date for the Facility;

(xiii)	changes to any of the information previously supplied pursuant to paragraphs (i) to (xiii) above; and

(xiv)	such other information agreed between such Finance Party and the Borrower,

to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

(b)	The Parties acknowledge and agree that each identification number assigned to this Agreement, the Facility and/or the Borrower by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.

(c)	The Borrower represents that none of the information set out in paragraphs (i) to (xiv) of paragraph (a) above is, nor will at any time be, unpublished price-sensitive information.

(d)	The Agent shall notify the Borrower and the other Finance Parties of:

(i)	the name of any numbering service provider appointed by the Agent in respect of this Agreement, the Facility and/or the Borrower; and

(ii)	the number or, as the case may be, numbers assigned to this Agreement, the Facility and/or the Borrower by such numbering service provider.

41.4	Entire agreement

This clause 41 constitutes the entire agreement between the Parties in relation to the obligations of the Finance Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

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41.5	Inside information

Each of the Finance Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Finance Parties undertakes not to use any Confidential Information for any unlawful purpose.

41.6	Notification of disclosure

Each of the Finance Parties agrees (to the extent permitted by law and regulation) to inform the Borrower:

(a)	of the circumstances of any disclosure of Confidential Information made to any person to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body or the rules of any relevant stock exchange or pursuant to any applicable law or regulation pursuant to clause 41.2 (Disclosure of Confidential Information) except where such disclosure is made to any such person during the ordinary course of its supervisory or regulatory function; and

(b)	upon becoming aware that Confidential Information has been disclosed in breach of this clause 41.

41.7	Continuing obligations

The obligations in this clause 41 are continuing and, in particular, shall survive and remain binding on each Finance Party for a period of 12 months from the earlier of:

(a)	the date on which all amounts payable by the Borrower under or in connection with the Finance Documents have been paid in full and all Commitments have been cancelled or otherwise cease to be available; and

(b)	the date on which such Finance Party otherwise ceases to be a Finance Party.

42	Counterparts

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

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43	Contractual recognition of bail-in

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the Parties, each Party and the Borrower acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including (without limitation):

(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)	a cancellation of any such liability; and

(b)	a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

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Section 11 - Governing Law and Enforcement

44	Governing law

This Agreement and any non-contractual obligations connected with it are governed by English law.

45	Enforcement

45.1	Jurisdiction of English courts

(a)	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement or any non-contractual obligations connected with it (including a dispute regarding the existence, validity or termination of this Agreement) (a Dispute).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)	Notwithstanding paragraph (a) above, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

45.2	Service of process

Without prejudice to any other mode of service allowed under any relevant law, the Borrower:

(a)	irrevocably appoints the person named in Schedule 1 (The Original Parties) as the Borrower’s English process agent as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document;

(b)	agrees that failure by an agent for service of process to notify the Borrower of the process will not invalidate the proceedings concerned; and

(c)	if any person appointed as process agent for the Borrower is unable for any reason to act as agent for service of process, the Borrower must immediately (and in any event within ten days of such event taking place) appoint another agent on terms acceptable to the Agent. Failing this, the Agent may appoint another agent for this purpose.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

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Schedule 1
The Original Parties

Borrower

Name:	Höegh LNG Holdings Ltd.
Original Jurisdiction	Bermuda
Registration number (or equivalent, if any)	39152
English process agent (if not incorporated in England)	Leif Höegh (U.K.) Limited
Registered office	Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda
Address for service of notices	150 Minories, London, EC3N 1LS, UK

The Lenders

Name	ABN AMRO Bank N.V., Oslo Branch
Facility Office, address and attention details	Address:	Olav V’s gate 5, N-0161 Oslo, Norway
for notices	Attn:	Mart Knol
	Email:	mail_midoffice_oslo@no.abnamro.com
	Tel :	+47 2311 4967
Commitment	$26,666,666.66

Name	Danske Bank, Norwegian Branch
Facility Office, address and attention details	Address:	Bryggetorget 4, 0250 Oslo
for notices	Attn:	Loan Management Shipping
	Email:	loanmanshi@danskebank.com
	Tel:	+45 45 12 87 24
Commitment	$26,666,666.66

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Name	Nordea Bank Abp, filial i Norge
Facility Office, address and attention details	Address:	Essendrops gate 7, 0368 Oslo, Norway
for notices	Attn:	Håvard Tøndel
	Email:	havard.tondel@nordea.com
	Tel:	+47 2401 1258
Commitment	$26,666,666.66

The Agent

Name		Danske Bank A/S
Facility Office, address and attention details	Address:	Holmens Kanal 2-12, DK-1092 København K
for notices	For credit and documentation matters:
	Attn:	Loan Agency
	Email:	loanagency@danskebank.com
For loan operation matters
	Attn:	Loan Administration
	Email:	loanadministration@danskebank.dk

The Security Agent

Name	Danske Bank A/S
Facility Office, address and attention details	Address:	Holmens Kanal 2-12, DK-1092 København K
for notices	For security agency matters:
	Attn:	Loan Agency
	Email:	loanagency@danskebank.com

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Schedule 2
Conditions precedent

Part 1 – Conditions to signing

1	The Borrower

(a)	A Certified Copy of the constitutional documents of the Borrower (attached to an Officer's Certificate of the Borrower).

(b)	A Certified Copy of a resolution of the board of directors of the Borrower (attached to an Officer's Certificate of the Borrower):

(i)	approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

(ii)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(iii)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party

(c)	A certificate of the Borrower (signed by a director or officer) confirming that borrowing the Total Commitments would not cause any borrowing or similar limit binding on the Borrower to be exceeded.

2	Höegh MLP

A Certified Copy of the constitutional documents (including the partnership agreement) of Höegh MLP (attached to an Officer's Certificate of Höegh MLP).

3	General Partner

A Certified Copy of the constitutional documents (including the limited liability company agreement) of the General Partner (attached to an Officer's Certificate of the General Partner).

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4	Finance Documents

Duly executed originals of the following documents:

(a)	this Agreement;

(b)	any Fee Letter;

(c)	the Account Security together with all other documents required to be delivered under the Account Security; and

(d)	the Collateral Units Security;

5	Further documents and evidence

(a)	A Certified Copy (if available, otherwise a copy) of any Authorisation which the Agent considers to be necessary (if it has notified the Borrower accordingly) in connection with the entry into and performance of the transactions contemplated by any Transaction Document or for the validity and enforceability of any Transaction Document.

(b)	A Certified Copy of each of the Original Financial Statements.

6	Höegh MLP Units documents and other evidence

Evidence that the Höegh MLP Units are registered in the name of the Borrower and in the unencumbered ownership of the Borrower save for the Collateral Units Security.

7	General Partner Units documents and other evidence

Evidence that the General Partner Units are registered in the name of the Borrower and in the unencumbered ownership of the Borrower save for the Collateral Units Security.

8	Legal opinions

(a)	An agreed form of the English legal opinion from Norton Rose Fulbright LLP, addressed to the Arrangers, the Agent, the Security Agent and the Original Lenders.

(b)	An agreed form of the Bermuda legal opinion from MJM Limited, addressed to the Arrangers, the Agent, the Security Agent and the Original Lenders.

(c)	An agreed form of the New York legal opinion from Norton Rose Fulbright US LLP, addressed to the Arrangers, the Agent, the Security Agent and the Original Lenders.

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(d)	An agreed form of the Norwegian legal opinion from Advokatfirmaet Thommessen AS, addressed to the Arrangers, the Agent, the Security Agent and the Original Lenders.

(e)	An agreed form of such other legal opinions as the Agent may reasonably require in relation to any other Finance Document.

9	Know your Customer

All documents as may be required by the Agent and the Lenders to comply with 'know your customer' or similar identification procedures in relation to the Borrower.

10	Other

Such other conditions, documents, evidence, opinions or assurances in relation to such conditions as reasonably may be required by the Agent.

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Part 2 – Conditions to delivery of first Utilisation Request and first Utilisation

1	Fees

Evidence that the fees, costs and expenses then due from the Borrower pursuant to clause 12 (Fees) and clause 17 (Costs and expenses) have been paid or will be paid by the first Utilisation Date.

2	Collateral Units Security

(a)	Duly executed originals of all letters, transfers, certificates and other documents required to be delivered under the Collateral Units Security, including but not limited to the following:

(i)	the dated original stock certificate relating to the General Partner Units with the transfer endorsement on the reverse thereof executed but not completed and undated;

(ii)	the executed but undated instrument(s) of transfer in relation to the Höegh MLP Units, with any bank medallion guarantees that may be required by the terms of the Collateral Units Security (it being agreed that such instrument(s) of transfer with the bank medallion guarantees may be delivered no later than five Business Days after the date of the first Utilisation Request (or such later date as the Agent may agree) if the Agent is reasonably satisfied that the Borrower (i) will be able to obtain such bank medallion guarantees within such time period and (ii) is using all reasonable endeavours to obtain such bank medallion guarantees within such time period;

(iii)	an acknowledgment, signed by Höegh MLP, of the Security Interest granted by the Borrower over the Höegh MLP Units pursuant to the Collateral Units Security; and

(iv)	an acknowledgment, signed by the General Partner, of the Security Interest granted by the Borrower over the General Partner Units pursuant to the Collateral Units Security.

3	Legal opinions

(a)	An English legal opinion from Norton Rose Fulbright LLP, addressed to the Arrangers, the Agent, the Security Agent and the Original Lenders.

(b)	A Bermuda legal opinion from MJM Limited, addressed to the Arrangers, the Agent, the Security Agent and the Original Lenders.

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(c)	A New York legal opinion from Norton Rose Fulbright US LLP, addressed to the Arrangers, the Agent, the Security Agent and the Original Lenders.

(d)	A Norwegian legal opinion from Advokatfirmaet Thommessen AS, addressed to the Arrangers, the Agent, the Security Agent and the Original Lenders.

(e)	Such other legal opinions as the Agent may reasonably require in relation to any other Finance Document.

4	Minimum security value

Evidence that the Security Value exceeds and will, on the proposed Utilisation Date, exceed the Minimum Value.

5	Accounts

(a)	Evidence that the Blocked Account and the Pledged Account have been established and duly completed mandate forms in respect thereof have been delivered to the Account Bank.

(b)	Evidence that any payments required in order for the Borrower to comply with clause 22 (Minimum security value) has been made to the Blocked Account.

6	Further documents and evidence

(a)	Evidence that any process agent referred to in clause 45.2 (Service of process) or any equivalent clause in any Security Document, has accepted its appointment.

(b)	To the extent not provided under Part 1 of this Schedule 2, a Certified Copy (if available, otherwise a copy) of any Authorisation which the Agent considers to be necessary (if it has notified the Borrower accordingly) in connection with the entry into and performance of the transactions contemplated by any Transaction Document or for the validity and enforceability of any Transaction Document.

(c)	A copy of any shareholder loan agreements relating to any loans made or to be made available to the Borrower and evidence that they have been duly subordinated to the Finance Documents in a manner acceptable to the Agent.

(d)	The original of the Disclosure Letter.

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Schedule 3
Utilisation Request

From:	Höegh LNG Holdings Ltd.

To:	Danske Bank A/S (as Agent for and on behalf of the Finance Parties)

Dated:	[●]

Dear Sirs

$80,000,000 senior secured revolving margin loan facility agreement dated [●] 2020 (the Facility Agreement)

1	We refer to the Facility Agreement. This is a Utilisation Request. Terms defined in the Facility Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2	We wish to borrow a Loan on the following terms:

Proposed Utilisation Date:	[●] (or, if that is not a Business Day, the next Business Day)

Amount:	$ [●]

Interest Period:	[●] month[s]

3	We confirm that each condition specified in clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request.

4	The purpose of this Loan is [specify purpose complying with clause 3 of the Facility Agreement] [and/or to refinance [identify Loan being refinanced], which is maturing on the proposed Utilisation Date] [and its proceeds should be credited to [specify account].

5	This Loan is to be made in [whole]/[part] for the purpose of refinancing.

6	This Utilisation Request is irrevocable.

Yours faithfully

…………………………………

authorised signatory for

Höegh LNG Holdings Ltd.

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Schedule 4
Form of Transfer Certificate

To:	Danske Bank A/S as Agent

From:	[The Existing Lender] (the Existing Lender) and [The New Lender] (the New Lender)

Dated:

Re: $80,000,000 senior secured revolving margin loan facility agreement dated [•] 2020 (the Facility Agreement)

1	We refer to the Facility Agreement. This is a Transfer Certificate. Terms defined in the Facility Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

2	We refer to clause 26.7 (Procedure available for assignment):

(a)	The Existing Lender and the New Lender agree to the Existing Finance Party transferring to the New Lender) by novation and in accordance with clause 26.7 (Procedure available for assignment) all or part of the Existing Lender's Commitment, rights and obligations referred to in the Schedule, all of the Existing Lender's rights and obligations under the Facility Agreement and the other Finance Documents [which relate to that portion of the Existing Lender's Commitments(s) and participations in Utilisations under the Facility Agreement as specified in the Schedule],

(b)	The proposed Transfer Date is [•].

(c)	The Facility Office and address and attention details for notices of the New Finance Party for the purposes of clause 36.2 (Addresses) are set out in the Schedule.

3	The New Finance Party expressly acknowledges the limitations on the Existing Lender's obligations set out in of clause 26.6 (Limitation of responsibility of Existing Lenders).

4	This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

5	The New Lender confirms that it [[is]/[is not][1] a Borrower Affiliate.

6	This Transfer Certificate (and any non-contractual obligations arising out of or in connection with that) shall be governed by English law.

1Delete as applicable.

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THE SCHEDULE

Commitment/rights and obligations to be transferred

[insert relevant details]

[Facility Office address and attention details for notices and account details for payments,]

[Existing Lender]	[New Lender]

By:	By:

This Transfer Certificate is accepted by the Agent and the Transfer Date is confirmed as [ ]. [Agent]

By:

NOTE: The execution of this Transfer Certificate may not transfer a proportionate share of the Existing Finance Party's interest in the Transaction Security in all jurisdictions. It is the responsibility of the New Finance Party to ascertain whether any documents or other formalities are required to perfect a transfer of such a share in the Existing Lender’s Transaction Security in any jurisdiction, and, if so, to arrange for execution of those documents and completion of those formalities.

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Schedule 5
Form of Compliance Certificate

To:	Danske Bank A/S as Agent

From:	Höegh LNG Holdings Ltd.

DIRECTOR'S CERTIFICATE

This Certificate is rendered pursuant to clause 19.3 (Compliance Certificates) of the facility agreement dated [•] 2020 (the Facility Agreement) made between, amongst others, (1) Höegh LNG Holdings Ltd., as Borrower, (2) Danske Banks A/S as Agent and Security Agent and the financial institutions defined therein as Lenders. Words and expressions defined in the Facility Agreement shall have the same meanings when used herein.

I, [•], the [Chief Executive Officer][Chief Financial Officer] of Höegh LNG Holdings Ltd. hereby certify that:

1	Attached to this Certificate [are] [is] the latest [audited consolidated accounts of the Borrower for the financial year ending on [•]] [audited consolidated accounts of the Borrower in relation to the [first][second][third][fourth] quarter of the financial year ending on [●] (the Accounts).

Borrower

2	Set out below are the respective amounts, in US Dollars, of the Available Drawings, Book Equity, Free Liquid Assets and Total Assets of the Borrower on a consolidated basis as at [•] 20[•]:

US Dollars
Available Drawings	[•]
Book Equity	[•]
Free Liquid Assets	[•]
Total Assets	[•]
Total Funded Indebtedness	[•]

3	Accordingly, as at the date of this Certificate the financial covenants relating to the Borrower set out in clause 20 of the Facility Agreement [are] [are not] complied with, in that as at [•]:

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The Borrower:

(a)	Book Equity [docs]/[does not] exceed the higher of (i) $200,000,000 and (ii) 25 per cent of the Total Assets of the Borrower on a consolidated basis;

(b)	Free Liquid Assets of the Borrower on a consolidated basis is [•] and [does]/[does not) equal or exceed the higher of:

(i)	$35,000,000; and

(ii)	the lesser of (i) five per cent of Total Funded Indebtedness and (i) $100,000,000; and

(iii)	any amount specified to be a minimum liquidity requirement under any legal obligation entered into by the Borrower.

Höegh MLP Group

4	The EBITDA of the Höegh MLP Group on a consolidated basis as at [•] 20[•] is $[●].

5	Accordingly, as at the date of this Certificate [a][no] prepayment may be required pursuant to clause 7.6 of the Facility Agreement, in that as at [•] EBITDA of the Höegh MLP Group has [not] reduced by 50 per cent or more from the EBITDA of the Höegh MLP Group stated in the Original Financial Statements.

6	As at [•] no Default has occurred and is continuing.

[or, specify/identify any Default]

7	The aggregate amount of the Loans is $[●].

8	Accordingly, as at the date of this Certificate the Minimum Value ratio set out in clause 22.4 of the Facility Agreement is [•] and [is]/[is not] complied with as the value of the Höegh MLP Units plus the value of the Collateral Cash [plus the value of [any other collateral provided as security]] [exceed]/[is equal to or below] [100] per cent of the Active Facility.

9	[The Excluded Subsidiaries as at the date of the Certificate are [●]] [There have not been any changes to the Excluded Subsidiaries since the date of the last Compliance Certificate.]

Chief Executive Officer/Chief Financial Officer
HÖEGH LNG HOLDINGS LTD.

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Schedule 6
Timetables

Unless otherwise set forth herein, times refer to Copenhagen time

Delivery of a duly completed Utilisation Request (clause 5.1 (Delivery of a Utilisation Request))	U-3 11:00 am (Copenhagen time)
Agent notifies the Lenders of the Loan in accordance with clause 5.4 (Lenders' participation)	U-3 15:00 pm (Copenhagen time)
LIBOR is fixed	Quotation Day as of 11:00 a.m. London time

'U' equals date of Utilisation

'U – X' equals X Business Days prior to the dale of Utilisation

Schedule 7

Form of Final Repayment Date Extension Request

From:      Höegh LNG Holdings Ltd.

To:          Danske Bank A/S as Agent

Dated:     [●]

Dear Sirs

$80,000,000 senior secured revolving margin loan facility agreement dated [●] 2020 (the Agreement)

1	We refer to the Agreement. This is a Final Repayment Date Extension Request. Terms defined in the Agreement have the same meaning in this Final Repayment Date Extension Request unless given a different meaning in this Final Repayment Date Extension Request.

2	We wish, in accordance with Clause 6.2 (Extension of the Final Repayment Date), to extend the Final Repayment Date by [364 days]

Current Final Repayment Date:	[●]
Extended Final Repayment Date	[●]

3	We confirm that no Default has occurred and is continuing.

4	This Final Repayment Date Extension Request is irrevocable.

Yours faithfully

…………………………………
authorised signatory for
Höegh LNG Holdings Ltd.

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SIGNATURES

THE BORROWER

HÖEGH LNG HOLDINGS LTD.

By:	/s/ Lindsey Keeble

Name:	Lindsey Keeble

Title:	Attorney-in-fact

THE ARRANGERS

ABN AMRO BANK N.V., OSLO BRANCH

By:	/s/ Emile Keirsten	/s/ Peter Zwijnenburg

Name:	Emile Keirsten	Peter Zwijnenburg

Title:	Director	Managing Director

DANSKE BANK A/S

By:	/s/ R.S. Howley

Name:	R.S. Howley

Title:	Attorney-in-fact

NORDEA BANK ABP, FILIAL I NORGE

By:	/s/ R.S. Howley

Name:	R.S. Howley

Title:	Attorney-in-fact

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THE BOOKRUNNERS

ABN AMRO BANK N.V., OSLO BRANCH

By:	/s/ Emile Keirsten	/s/ Peter Zwijnenburg

Name:	Emile Keirsten	Peter Zwijnenburg

Title:	Director	Managing Director

DANSKE BANK A/S

By:	/s/ R.S. Howley

Name:	R.S. Howley

Title:	Attorney-in-fact

NORDEA BANK ABP, FILIAL I NORGE

By:	/s/ R.S. Howley

Name:	R.S. Howley

Title:	Attorney-in-fact

170

THE AGENT

DANSKE BANK A/S

By:	/s/ R.S. Howley

Name:	R.S. Howley

Title:	Attorney-in-fact

THE SECURITY AGENT

DANSKE BANK A/S

By:	/s/ R.S. Howley

Name:	R.S. Howley

Title:	Attorney-in-fact

171

THE LENDERS

ABN AMRO BANK N.V., OSLO BRANCH

By:	/s/ Emile Keirsten	/s/ Peter Zwijnenburg

Name:	Emile Keirsten	Peter Zwijnenburg

Title:	Director	Managing Director

DANSKE BANK, NORWEGIAN BRANCH

By:	/s/ R.S. Howley

Name:	R.S. Howley

Title:	Attorney-in-fact

NORDEA BANK ABP, FILIAL I NORGE

By:	/s/ R.S. Howley

Name:	R.S. Howley

Title:	Attorney-in-fact

172